FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2006

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                      Form 20-F __X__    Form 40-F _____


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934. )
                              Yes ____     No __X__


  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The Hong Kong annual report for the year 2005 of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on March 22, 2006.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua
                            ------------------

                          By  /s/ Mok Kam Wan
                            ------------------






                        Name: Miao Jianhua and Mok Kam Wan

                        Title: Joint Company Secretaries



Date:  March 22, 2006

  [o]   Company Profile and Corporate Information
  [o]   2005 Major Milestones
  [o]   Financial Highlights
  [o]   Chairman's Statement
  [o]   Chief Executive Officer's Statement
  [o]   Profile of Directors and Senior Management
  [o]   Corporate Governance
  [o]   Human Resources Development
  [o]   Business Review
  [o]   Management's Discussion and Analysis of Financial Condition and
          Results of Operations
  [o]   Report of the Directors
  [o]   Notice of Annual General Meeting
  [o]   Auditors' Report
  [o]   Financial Information of the Company
  [o]   Supplementary Information for American Depositary Shares Holders
  [o]   Financial Summary

Company Profile and Corporate Information

China Netcom Group Corporation (Hong Kong) Limited (the "Company", "our Company", "we" or "us", and together with its subsidiaries, the "Group")) is a company incorporated in accordance with the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) in Hong Kong on 22 October 1999 with limited liability. We were listed on the New York Stock Exchange and the Main Board of The Stock Exchange of Hong Kong Limited on 16 November 2004 and 17 November 2004, respectively.

We are a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region. Our northern service region in China consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province. In these regions, the Company is a dominant provider of fixed-line telephone services, broadband and other Internet-related services, as well as business and data communications services. Our southern service region in China consists of Shanghai Municipality and Guangdong Province in which we focus on providing telecommunications services to enterprises and high usage residential customers in selected densely populated areas. In addition, we are also the only telecommunications operator in China that operates an extensive network and offers international data services in the Asia-Pacific region.

We offer an extensive range of telecommunications and data services, including:

o fixed-line telephone services (including PHS), including local, domestic long distance and international long distance services;

o broadband and other Internet-related services, including DSL and LAN services;

o business and data communications services, including managed data and leased line services; and

o international telecommunications services, including international voice, international data and leased line services.

As at 31 December 2005, China Network Communications Group Corporation (our ultimate controlling shareholder, "China Netcom Group"), held about 70.49%of our shares in the Company through China Netcom Group Corporation (BVI) Limited ("CNC BVI"), Shandong Provincial State-owned Assets Supervision and Administration Commission ("Shangdong SASAC") beneficially owned 2.27%of shares in the Company, each of Chinese Academy of Sciences, Information and Network Center of the State Administration of Radio, Film and Television, China Railways Telecommunications Center and Shanghai Alliance Investment Limited beneficially owned 0.56% of shares in the Company, and other overseas public investors owned 25% of shares in the Company.

Registered office                         Room 6701, 67/F, The Center
                                          99 Queen's Road Central
                                          Hong Kong

Board of Directors                        Mr. Zhang Chunjiang
                                          Chairman and Executive Director

                                          Dr. Tian Suning
                                          Vice Chairman, Executive Director and
                                            Chief Executive Officer

                                          Mr. Zhang Xiaotie
                                          Executive Director

                                          Mr. Miao Jianhua
                                          Executive Director and Joint Company
                                            Secretary

                                          Mr. Jiang Weiping
                                          Executive Director

                                          Ms. Li Liming
                                          Non-executive Director

                                          Mr. Yan Yixun
                                          Non-executive Director

                                          Mr. Jose Maria Alvarez-Pallete
                                          Non-executive Director

                                          Mr. John Lawson Thornton
                                          Independent Non-executive Director

                                          Mr. Victor Cha Mou Zing
                                          Independent Non-executive Director

                                          Dr. Qian Yingyi
                                          Independent Non-executive Director

                                          Mr. Hou Ziqian
                                          Independent Non-executive Director

                                          Mr. Timpson Chung Shui Ming
                                          Independent Non-executive Director

                                          Mr. Mauricio Sartorius
                                          (Alternative Director to
                                            Mr. Jose Maria Alvarez-Pallete)

Joint company secretaries                 Mr. Miao Jianhua
                                          Ms. Mok Kam Wan

Qualified accountant                      Mr. Oliver E Lixin (ACCA)

Auditors                                  PricewaterhouseCoopers

Legal advisers                            As to Hong Kong Laws:
                                          Linklaters

                                          As to U.S. Laws:
                                          Skadden, Arps, Slate,
                                          Meagher & Flom LLP

Investor Relations                        Beijing Office
                                          Building C,
                                          156 Fuxingmennei Street
                                          Xicheng District
                                          Beijing 100031
                                          Telephone: 8610-66429550
                                          Facsimile: 8610-66429544
                                          E-mail:
                                          IR@CHINA-NETCOM.COM

                                          Website:
                                          WWW.CHINA-NETCOM.COM

Stock code:                               HKSE: 906
                                          NYSE: CN

Share registrar and transfer office       Computershare Hong Kong Investor
                                            Services Limited
                                          Rooms 1712-1716,
                                          17th Floor, Hopewell Centre
                                          183 Queen's Road East
                                          Wan Chai
                                          Hong Kong

American depositary receipts              Citibank, N.A.
depositary                                  Depositary Receipt Services
                                          388 Greenwich Street,14th Floor
                                          New York, NY 10013
                                          USA

Committees of the Board
Audit committee                           Mr. Timpson Chung Shui Ming Chairman
                                          Dr. Qian Yingyi
                                          Mr. Victor Cha Mou Zing
                                          Mr. Hou Ziqiang

Remuneration and                          Mr. Zhang Chunjiang Chairman
  nomination committee                    Mr. John Lawson Thornton
                                          Mr. Victor Cha Mou Zing
                                          Mr. Hou Ziqiang
                                          Mr. Jiang Weiping

Strategic planning committee              Mr. Zhang Chunjiang Chairman
                                          Dr. Qian Yingyi
                                          Mr. Hou Ziqiang
                                          Mr. Zhang Xiaotie
                                          Mr. Jiang Weiping
                                          Ms. Li Liming
                                          Mr. Jose Maria Alvarez-Pallete

Corporate governance committee            Mr. John Lawson Thornton Chairman
                                          Dr. Tian Suning
                                          Dr. Qian Yingyi
                                          Mr. Miao Jianhua
                                          Mr. Timpson Chung Shui Ming

2005 Major Milestones

January 21, China Netcom Group, our parent company, and China Mobile Communications Corporation realized SMS interconnection between mobile and PHS networks, which promoted rapid growth of our value-added services.

March 10, China Netcom Group continued to top the chart in the 2004 telecommunications industry customer satisfaction survey conducted by the Ministry of Information Industry.

March 31, China Netcom Group officially launched "CNC MAX" - a new brand for broadband services.

May 16, China Netcom Group and China Telecommunications Corporation ("China Telecom") held a joint press conference in Beijing on the launch of PHS handsets with detachable SIM card, which was expected to promote the development of value-added services, marketing channels and service qualities of the PHS business.

May 17, the Company and its partner jointly launched IPTV services in Heilongjiang Province.

June 15, the Company kicked off "CNC Connected -- 2005 Nationwide Roadshow on Solutions for Business Customers", a 2-month campaign intended to provide "premium business solutions" for SMEs.

June 22, the Company's Beijing branch company signed a "Comprehensive Cooperation Agreement on Olympics Communications Construction" with the National Olympic Sports Center to formally launch the telecommunications project for Beijing 2008 Olympics in Beijing.

July 21, the Company and Telefonica, S.A. entered into a Memorandum of Understanding on Cooperation with the aim of seeking cooperation opportunities in multiple fields.

July 26, China Netcom Group and China Telecom signed in Beijing an agreement on nationwide IC card roaming, which was expected to stimulate the usage of the Company's IC cards.

September 12, the Company signed an acquisition agreement with China Netcom Group to acquire its telecommunication assets and businesses in the provinces and regions of Heilongjiang , Jilin, Neimenggu and Shanxi. The acquisition agreement was approved at the Extraordinary General Meeting held on October 25. Through this acquisition, we will further consolidate our dominance in our northern service region market.

November 10, China Netcom Group signed a strategic cooperation agreement with the Bank of China, aiming to cooperate in terms of resources and information sharing new product development etc..

November 14, the Company and Telefonica International, S.A. signed a strategic alliance agreement, pursuant to which Telefonica International, S.A. seeks to increase its shareholding in the Company and embark on further discussions on strategic cooperation in a broad range of fields with the Company.

December 4, a live charity programme titled "My Dream - In Commemoration of International Day of Disabled Persons" was successfully broadcasted online to more than 60 countries and regions of the world via the "CNC MAX" platform, being the largest broadband live broadcast in China's Internet history and marking a great stride by the Company towards broadband value-added services and live webcast.

December 22, China Netcom Group received an award for "Best Internet Access Service" in "China Top 50 Internet Brands" ratings.

December 7, China Netcom Group was granted a nationwide Internet Cultural Operating Permit by the Ministry of Culture and intended to expand its chain of cyber cafe.

Financial Highlights

    Hong Kong GAAP                                            2004        2005
    (in RMB millions, except earnings per share)

    Revenues:                                               83,494      87,232
    Including: upfront connection fees                       4,346       3,405
    EBITDA (1)                                              42,701      45,554
    Operating profit (2)                                    17,521      20,505
    Profit for the year/period                               2,699      13,888
    CAPEX                                                   28,256      27,562
    Basic earnings/ per Share                              RMB0.48     RMB2.11
    Basic earning/ per ADS                                  RMB9.6     RMB42.2

(1) EBITDA refers to profit before finance costs, interests income, dividend income, deficit on revaluation of fixed assets, income tax, depreciation and amortization, share of profit of associated companies. To supplement our consolidated financial statements presented in accordance with the Hong Kong GAAP, we use the non-Hong Kong GAAP measure of EBITDA, which is adjusted from our results based on Hong Kong GAAP. We believes that EBITDA provides useful information to both management and investors to further analyze our operating results since we, as a company operating in the capital intensive telecommunication industry, incurred significant capital expenditure and finance costs which have significant impact to our results based on Hong Kong GAAP. EBITDA should only be considered in addition to our Hong Kong GAAP results. It should not be considered a substitute for or superior to our Hong Kong GAAP results as it cannot be used to measure operation results and liquidity and does not represent operation cash flows. In addition, our EBITDA may not be comparable to similar indicators of other companies.

(2) Operating profit refers to profit before interests income, dividend income and deficit on revaluation of fixed assets.

      2004-2005 Revenue (in RMB million)     2004-2005 EBITDA (in RMB million)

      2004-2005 Profit (in RMB million)      2004-2005 EPS (in RMB)

Chairman's Statement

Dear Shareholders,

I am pleased to report to you our operating results for the year 2005. In 2005, the Company successfully achieved its goal of "growth and efficiency", with sustained rapid growth in key businesses and substantial improvements in management efficiency. For the year 2005, we recorded net profits of RMB13,888 million and profits per share of RMB2.11.

During the year, the Company moved ahead on important strategic initiatives, including the enhancement of the Company's corporate governance and internal controls and reforms in our marketing and sales channels. These have helped to establish a strong foundation for sustainable growth.

Strategic Goals and Execution Capabilities

Shortly after our listing, we identified that becoming a "broadband communications and multi-media services provider" was our ultimate strategic goal. Since then, we have been committed to a transformation from a voice-based narrowband operator to a provider of broadband communications and multi-media services. To this end, the Company made significant progress in 2005 in its three core strategies, "Broadband, Olympic and International". In 2005, our broadband business sustained robust growth, including important advances in broadband content and applications services. During the year, we also commenced IPTV business in Harbin jointly with our partner. Harbin was the first city in the PRC with permission to deploy IPTV service. We believe that our IPTV services will bring about a major breakthrough in the growth our broadband businesses.

In 2005, the Company entered into a Comprehensive Cooperation Agreement on Olympics Communications Project Construction with the National Olympic Sports Centre, aimed at providing broadband support to the Olympic Games. Besides generating enormous revenues for the host country, previous Olympic Games have served as an important driver for the adoption of technological breakthroughs, such as television, mobile phones and even the Internet. Against this backdrop, it is our dream that the coming Olympic Games will be the first "Broadband Olympics". We will strive to develop our broadband businesses through technological, business and service innovations, thereby expediting the strategic transformation of the Company.

In 2005, we also made major headway in terms of international cooperation. Our Strategic Alliance Agreement with Telefonica Internacional S.A. enabled cooperation at shareholding and Board levels. We discussed opportunities for cooperation in a variety of telecommunications service businesses. We believe strategic cooperation will bring new expertise to our operations and management. This will further enhance our ability to implement new business strategies and innovation, and promote organic and rapid growth of the Company.

Expansion through Acquisitions in Four Northern Provinces

In the Extraordinary General Meeting held on 25 October 2005, shareholders considered and approved the Company's acquisition from China Network Communications Group Corporation, our controlling shareholder, of its the major telecommunications assets and business operations in the provinces and regions of Heilongjiang, Jilin, Neimenggu and Shanxi. After completion of the transaction, our position as the leading operator in the northern service regions was further strengthened, leading to a substantial increase in shareholders' value.

Management Reforms and Governance Enhancement

We believe that a robust corporate governance structure and internal control system are the key factors for the Company's core competence. A sound corporate governance structure with effective checks-and-balances, strict and prudent internal control system and a reliable information system is essential for the sustained development of the Company and for maximizing shareholders' value. Therefore, we have initiated management reforms in our corporate governance structure, internal control system, information system and administrative system. We are determined to create a world-class corporate governance structure and to serve as a model for large-scale state-owned enterprises in China.

Since going public, the Company has made significant progress in developing a sound Board structure, which serves as a solid "hardware" platform for good corporate governance. To further enhance corporate governance, a special corporate governance project was launched at the end of 2005 under the direct leadership of our Board's Corporate Governance Committee. This project has the ultimate goal of building up effective and robust corporate governance "software" incorporating world-class best practices.

On another front, our internal control system project launched at the end of 2004 made significant progress in 2005. The objective of this project was to comply with provisions of the Sarbanes-Oxley Act. During the year, the Company designed systematic internal control standard models with reference to the internationally recognized COSO internal control framework. The models have been officially introduced throughout the Company. In 2005, we embarked on implementation of an Enterprise Resources Planning (ERP) system. We also launched a program to integrate and streamline information systems, as well as to incorporate standardized internal control procedures into the system. The purpose is to assure the efficiency of our internal controls and the accuracy and timeliness of the Company's internal reporting system. As a result, we will further strengthen security and monitoring of operations, creating a strong foundation for healthy growth.

Adding Value to Shareholders

Taking into consideration our financial position, cash flow and potential new businesses opportunities, the Board proposed a final dividend of HK$0.466 per share for the financial year ended 31 December 2005.

In February 2006, the Company was officially declared and admitted as a constituent stock of the Hang Seng Index, reflecting the recognition of our efforts in maximizing shareholders' value. We will continue to strive for the highest returns for our shareholders.

Future Prospects

Looking ahead, rapid development of the PRC economy and technological advances in the information industry are expected to bring to the Company both opportunities and challenges. The telecommunications sector is undergoing a global transformation. Given the dominant trend, it is essential for the Company to leverage opportunities presented by technological development and improve its capacity for innovation. With "Transformation and Innovation" as our focus for 2006, we will strive to enhance operational efficiency through management optimization. We will also seek to achieve sustainable profitable growth through innovation. We will further strategic cooperation with international telecommunications operators in order to introduce into the Company their advanced management expertise and know-how, thereby enhancing management efficiency and minimizing the risks of implementing new business strategies.

Given the growing trend of mobile substitution, mobile business has inevitably become a key strategic focus of the Company. In 2006, we will prepare for the launch of mobile services, especially by promoting integration between mobile and fixed-line networks. On this basis, we are committed to providing customers with broadband-based, multi-media information services integrating voice, data and video, thereby gradually completing our transformation into a "broadband communications and multi-media services provider".

Lastly, I would like to extend my sincere appreciation to our shareholders for their trust and support. I am also grateful for the management and staff's contribution to the Company in 2005. We are confident in our future. With the continued commitment of management and staff, we will be able to deliver better services to customers and create more value for shareholders.

Zhang Chunjiang
Chairman

Hong Kong, 21 March 2006

Chief Executive Officer's Statement

Dear Shareholders,

I have great pleasure in presenting our operating results for 2005, which represent an outstanding performance. Efforts we made in streamlining our management have produced remarkable results. In 2005, the Company has experienced a second straight year of substantial improvements in operational efficiency, coupled with solid growth in both net profits and free cash flow. While the traditional fixed-line business remained healthy, our growth businesses including broadband and value-added services grew rapidly, and contributed a fast increasing share of total revenues. "CNC Connected", a service targeted to business customers, has helped to build market share and strengthen our competitive edge in the segment for business customers and key accounts. We have been able to demonstrate our knowledge of the needs of this segment, by integrating domestic and international resources and by offering customized solutions.

In 2005, our efforts at external growth also paid off with acquisitions of major telecom assets and businesses in the provinces and regions of Heilongjiang, Jilin, Neimenggu and Shanxi. These enhanced competitiveness as well as value to our shareholders.

1.   Robust Financial Performance

     In 2005, the Company experienced sustained growth in revenues and operational efficiency, due to vigorous business expansion as well as the imposition of strict cost controls. According to our financial statements prepared by the merger accounting under generally accepted accounting principles in Hong Kong and on the basis that all assets and businesses acquired in 2004 were under the Company's control, revenues in 2005 were RMB87,232 million, including amortization of upfront connection fees of RMB3,405 million. If we exclude upfront connection fees, revenue was RMB83,827 million, a year-on-year increase of 5.9%; EBITDA was RMB42,149 million, up 9.9% year-on-year; EBITDA margin improved from 48.5% last year to 50.3%; Net profits were RMB10,483 million, while profit margin was 12.5%. Operational efficiency was significantly improved.

     In 2005, the Company continued to implement strict control over capital expenditures in order to achieve profitable growth. CAPEX was reduced by 2.5% in 2005, to RMB27,562 million. CAPEX as a percentage of total revenue (excluding upfront connection fees) was also lower than the previous year, falling by 2.8 percentage points to 32.9% in 2005. In 2005, we maintained growth in free cash flow, which amounted to RMB5,995 million, up 11.1% from last year.

     As of the end of 2005, total interest-bearing debts declined modestly by 0.6% to RMB82,130 million. However, the interest coverage ratio rose from
     8.9 times of the last year to 10.9 times, reflecting an improved ability to repay debts and interests.

2.   Traditional Fixed-line Business: Stable Growth

     In 2005, we effectively mitigated the impact of mobile substitution on the traditional fixed-line business through service improvements, reform of marketing and sales channels, and the introduction of new services and service bundling. Each of these contributed to maintaining healthy growth in this business segment. By the end of 2005, the number of fixed-line telephone subscribers reached 115.33 million, representing growth of 6.7%. This included 27.34 million PHS subscribers, an increase of 23.6% over the end of 2004. Sustained high growth in the PHS business remained the key driver for the expansion of the fixed-line telephone subscriber base. In 2005, local voice services maintained stable revenue in contrast to revenue from long distance voice services, which continued to decline. Owing to substantial revenue growth in interconnection services during the year, overall revenues from the traditional fixed-line voice business were stable. Besides, average subscriber acquisition cost for PHS business significantly declined in 2005, down to RMB100 from RMB255 in 2004. Meanwhile, improvement in services and development of new products helped to control the downward trend in Average Revenue per Unit (ARPU) of local telephone services in the second half of 2005, establishing a solid foundation for healthy development in 2006.

3.   High Growth Businesses: Sharp Expansion

     Broadband services and value-added services are playing a pivotal role in our transformation into a "broadband communications and multi-media services provider." Both experienced rapid growth in 2005. They have become the engine for sustainable and profitable growth of the Company. In 2005, the number of broadband subscribers increased by 35.1% to11.48 million. Revenues from broadband and Internet businesses grew by 34.6% to RMB8,350 million contributing 10.0% of total revenue (excluding upfront connection fees).

     In the second half of 2005, we invested heavily in broadband content and application services and undertook an integration of related resources in this sector and internal broadband resources in order to prepare for the development of "video-oriented" broadband content and application services in the future. During the year, the Company also launched trial IPTV services with our partners in Harbin, Heilongjiang Province. The growth of application-based businesses and intensified marketing efforts devoted to business customers in 2005 stabilized and even tilt upward ARPU in the broadband business from the second half of 2005. Subject to regulatory approval, we believe that growth in IPTV and other broadband application-based services will further promote expansion of our broadband businesses in the future.

     In 2005, our value-added services recorded strong growth. Revenues from value-added services were RMB4,000 million, representing year-on-year growth of 33.6%. The increase was due in large part to the launch of value-added services for PHS subscribers. The volume of PHS short messages reached 6,780 million while the number of Personalized Ring subscribers reached 6.814 million, up 241% and 981% respectively from the previous year.

     Thanks to strong revenue growth from broadband and value-added services, the Company was able to achieve a more balanced revenue structure. The category of "High Growth Business Revenues," which includes revenue from broadband services, value-added services, and business and data communications services, increased 24.5% over the previous year, while its contribution to total revenue (excluding upfront connection fees) rose by
     3.5 percentage points to 23.0%.

     In relation to the business customers' market, the Company re-launched the "CNC Connected" brand in 2005, providing integrated solutions to business customers. Due to the competitive edge we have due to our geographical location in the capital city, as well as our rich international network resources, we were able to further consolidate our lead in the business market.

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4.   Management Innovations Leading to Prominent Effect

     We relentlessly pursued our objective of enhancing operational efficiency by closely monitoring the best practices in the sector and establishing first class operation management systems. In 2005, the Company built on the management advantages of our "Headquarters-Branches" structure. We continued to centralize management in terms of financial management, capital controls, human resources, procurement, information systems, and network operations, as well as maintenance and development. The centralization of operational procedures and resources management significantly enhanced operational efficiency. In 2005, operating expenses accounted for 79.6% of total revenue(excluding upfront connection fees), a decrease of 3.8 percentage points from 2004. The proportion of various costs to total revenues generally recorded decreases.

     Management innovations helped to improve operational efficiency. At the same time, the Company's ERP and internal control projects are in progress as planned.

     In 2005, the Company was ranked No. 1 in the "Integrated Satisfaction Index Survey on Telecommunication Customer Services," sponsored by The Ministry of Information Industry. The Company has maintained this ranking for four consecutive years.

5.   Future Outlook

     Looking ahead, we expect market competition to intensify across the telecommunications sector. However, we also see abundant opportunities arising from changes in the market environment and regulatory policies, which will help us achieve our strategic goal of transformation into a "broadband communications and multi-media services provider." In 2006, the Company will focus on the following key operating strategies:

     -- Traditional fixed-line business: Our strategy is to strengthen our leading position in the market by bundling PHS and other services;

     -- High-growth businesses: We will devote substantial efforts to the development of broadband and value-added services in order to further boost the segment's revenue contribution. While expanding the broadband subscriber base, we will promote development of "video-oriented" broadband contents and application services. We will maintain growth momentum in value-added services by introducing innovations in value-added services for fixed-line telephones;

     -- "CNC Connected": We will provide one-stop customized services for business customers integrating communications, networking and IT in order to satisfy their diversified and personalized needs. The objective is to foster a stable and loyal business customer base and to maintain market share in the market for business customers;

     -- Mobile business: We will actively prepare for entry into the mobile sector, so as to establish a solid foundation for the Company's transformation into a provider of broadband communications and multi-media services to all end users across all networks;

     -- Cooperation with leading international operators: We will extend strategic cooperation with international telecom operators in order to adopt advanced management practices and benefit from their expertise, thereby enhancing our capability for business innovation and mitigating the entry risks of new businesses; and

     -- Operations management: We will maintain cost control efforts through prudent management of capital expenditures, and pursue higher free cash flow and improved gearing structure of the Company.

     2006 is a year of challenges and opportunities. With the joint efforts of the Board, management and staff, I am confident that we will continue to achieve substantial gains for our shareholders. Last but not least, I would like to take this opportunity to express my deepest gratitude to all our customers, shareholders, Board, management and employees for their invaluable trust and support.

Tian Suning
Vice Chairman and Chief Executive Officer

Hong Kong, 21 March 2006

Profile of Directors and Senior Management

Directors, Senior Management Officers and Joint Company Secretaries:

Details of our current Directors and Joint Company Secretaries are set out as follows:

Name                                Age   Position

Executive Directors

Mr. Zhang Chunjiang                  47   Chairman and Executive Director
Dr. Tian Suning                      42   Vice Chairman, Executive Director
                                          and Chief Executive Officer

Mr. Zhang Xiaotie                    53   Executive Director
Mr. Miao Jianhua                     54   Executive Director and
                                          Joint Company Secretary
Mr. Jiang Weiping                    54   Executive Director

Non-executive Directors

Ms. Li Liming                        55   Non-executive Director
Mr. Yan Yixun                        67   Non-executive Director
Mr. Jose Maria Alvarez-Pallete       42   Non-executive Director

Independent Non-executive Directors

Mr. John Lawson Thornton             52   Independent Non-executive Director
Mr. Victor Cha Mou Zing              56   Independent Non-executive Director
Dr. Qian Yingyi                      49   Independent Non-executive Director
Mr. Hou Ziqiang                      68   Independent Non-executive Director
Mr. Timpson Chung Shui Ming          54   Independent Non-executive Director

Alternate Director

Mr. Mauricio Sartorius               46   Alternate Director to
                                          Mr. Jose Maria Alvarez-Pallete

Joint Company Secretaries

Mr. Miao Jianhua                     54   Executive Director and
                                          Joint Company Secretary
Ms. Mok Kam Wan                      43   Joint Company Secretary

Directors and Senior Management Officers

Directors
Zhang Chunjiang, 47, Chairman and Executive Director, has served as a Director since June 2004. He has been the Chairman of China Netcom (Group) Company Limited since September 2004 and President of China Netcom Group since May 2003. He joined PCCW Limited as a Non-executive Director since April 2005. Prior to joining China Netcom Group, Mr. Zhang served as Deputy Minister of the MII and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr. Zhang held a series of senior positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former MPT and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration, Director of Mobile Telecommunications Administration of the MPT and Director of Telecommunications Administration of the MII. Mr. Zhang is a senior engineer of professor level and has extensive experience in telecommunications management, operations and technology. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications.

Dr. Tian Suning, 42, Vice Chairman, Executive Director and Chief Executive Officer, has served as a Director since 2000. He has also served as Vice President of China Netcom Group since April 2002. Since 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and the Company. He became a Director of China Netcom (Group) Company Limited and China Netcom Corporation International Limited since 2001 and October 2002, respectively. He has also served as Vice Chairman and a Non-executive Director of PCCW Limited since April 2005. Dr. Tian is also an Independent Director of AsiaInfo Holdings Inc., a Nasdaq-listed company. Dr. Tian is a member of the Advisory Committee to Harvard Business School of the US and the International Business Council of the World Economic Forum. Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a Nasdaq-listed company providing software and networking solutions in China. Dr. Tian has extensive experience and knowledge in the management and financing fields of the telecommunications and information industry. Dr. Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, a master's degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a bachelor's degree in environmental biology from Liaoning University in 1985.

Zhang Xiaotie, 53, Executive Director, has served as a Director since October 2004. He has served as Vice President of China Netcom Group since July 2003. From June 2002 to July 2003, Mr. Zhang also served as Assistant to President and General Manager of Planning and Finance Department of China Netcom Group. Before joining China Netcom Group, Mr. Zhang served as Vice Director and Director of [the Economic Regulation and Communications Settlement Bureau] of the MII and held a series of senior positions at the former MPT and the former Beijing Administration of Telecommunications. Mr. Zhang graduated from the School of Economics and Management of Tsinghua University with a master's degree.

Miao Jianhua, 54, Executive Director and Joint Company Secretary, has served as a Director since October 2004. He has also served as Assistant to President of China Netcom Group since September 2003 to November 2005. From June 2002 to November 2005, Mr. Miao served as the General Manager of the Human Resources Department of China Netcom Group and the Company. Before joining China Netcom Group, Mr. Miao served as Director of the Inspection Bureau of the former MPT and the MII from 1997 to early 2002, and held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications prior to June 1997. He graduated from the Australian National University with a master's degree in management.

Jiang Weiping, 54, Executive Director, has served as a Director since October 2004. He has also served as Assistant to the President of China Netcom Group since July 2004. Mr. Jiang became the General Manager of Human Resources Department of the Company since November 2005. From May 2000 to July 2004, he served as General Manager in the former Liaoning Telecommunications Company and Liaoning Communications Company . From August 1984 to May 2000, he held a series of senior positions in the former Liaoning Provincial Administration of Posts and Telecommunications, including Deputy Director and Director from August 1993 to May 2000. Mr. Jiang graduated from the Harbin Institute of Technology with a bachelor's degree in radio communications.

Li Liming, 55, Non-executive Director, has served as a Director since October 2004. She also served as General Manager of Human Resource Department of the China Netcom Group since March 2005. From July 2003 to August 2004, she served as Deputy General Manager of Human Resources Department of China Netcom Group. Before joining China Netcom Group, Ms. Li held a series of senior positions at Jitong Network Communications Company Limited from November 1994 to July 2003. Ms. Li graduated from the Radio Department of Tsinghua University with a bachelor's degree in semiconductor devices.

Yan Yixun, 67, Non-executive Director, has served as a Director since 2001. He is a member of the Standing Committee of the Tenth National People's Congress and Vice Chairman of the Financial and Economic Committee of the National People's Congress. He was a member of the Standing Committee of the Eighth and Ninth National People's Congress and a member of the Education, Science, Culture and Health Committee of the Ninth National People's Congress. From December 1992 to November 2000, he served as Vice Chairman of the Chinese Academy of Sciences, prior to that he served as Director of Shanghai Technical Physics Research Institute. He was a first-term Board Director of Legend Holdings Limited and now serves as Chairman of the Board of NewMargin Venture Capital Co., Ltd and Director of Chinese Academy of Sciences Holdings Co., Ltd. Mr. Yan received a master's degree from the Institute of Electronics of the Chinese Academy of Sciences in 1966 and graduated from the Department of Radio Electronics at Tsinghua University in 1962.

Jose Maria Alvarez-Pallete, 42, Non-executive Director, has served as a Director since September 2005. He joined Telefonica Internacional in February 1999 as General Manager for Finance. In September of the same year, he became Chief Financial Officer of Telefonica, S.A.. In July 2002, he was appointed as Chairman and Chief Executive Officer of Telefonica Internacional, S.A. and a member of the senior management committee of the company. Telefonica Internacional, S.A. has 5% interest in the issued share capital of the Company. Mr. Alvarez-Pallete is a Director on the boards of Telecomunicacoes de Sao Paulo, S.A. (listed on the Stock Exchanges of Sao Paulo and New York), Compania de Telecomunicaciones de Chile, S.A. (listed on the Stock Exchanges of Santiago de Chile and New York), Telefonica de Espana, Telefonica Moviles S.A. (listed on the Stock Exchanges of Madrid and New York), Telefonica Moviles Espana, Telefonica Data, Telefonica Internacional, Telefonica de Argentina (listed on the Stock Exchanges of Buenos Aires and New York), Telefonica CTC Chile, Telefonica de Peru S.A.A. (listed on the Stock Exchange of Lima), Compania de Telefonos de Chile Transmisiones Regionales, Telefonica Larga Distancia de Puerto Rico, Telesp and Cointel. In addition, he is a member of the Supervisory Board of Cesky Telecom (a company listed on the Stock Exchange of Prague). Mr. Alvarez-Pallete received a bachelor's degree in economics from the Universidad Complutense of Madrid.

John Lawson Thornton, 52, Independent Non-executive Director, has served as a Director since October 2004. Mr. Thornton is Professor and Director of Global Leadership Project at Tsinghua University in Beijing. He was President and a Director of The Goldman Sachs Group, Inc. until July 2003. Mr. Thornton is also a Director of Ford Motor Company (listed on the New York Stock Exchange), Industrial and Commercial Bank of China, Intel Corporation (listed on NASDAQ Stock Exchange) and News Corporation, Inc. (listed on the New York Stock Exchange and the Australian Stock Exchange). He is also Chairman of the Brookings Institution Board of Trustees, a member of the Council on Foreign Relations, a trustee or advisory board member of the Asia Society, China Institute, China Securities Regulatory Commission, the Eisenhower Fellowships, Financial Services Volunteer Corps, The Hotchkiss School, International Advisory Committee of the China Reform Forum, Morehouse College, National Committee on US-China Relations, Nelson Mandela Legacy Foundation (US), Tsinghua University School of Economics and Management (Beijing) and the Yale School of Management. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and a M.P.P.M. from the Yale School of Management in 1980.

Victor Cha Mou Zing, 56, Independent Non-executive Director, has served as a Director since October 2004. Mr. Cha is the Managing Director of HKR International Limited and Alternate Independent Non-executive Director of New World Development Company Limited (both companies being listed on the Hong Kong Stock Exchange). He is also a member of the Chinese People's Political Consultative Committee of Zhejiang Province and a council member of the Hong Kong Polytechnic University and the Hong Kong Institute of Education. Mr. Cha graduated from Stanford University with a MBA degree and University of Wisconsin with a B.S degree.

Dr. Qian Yingyi, 49, Independent Non-executive Director, has served as a Director since October 2004. He is Professor of Economics at the University of California, Berkeley. Since 2005, Dr. Qian has also been the First Associate Dean of the School of Economics and Management at Tsinghua University, and served as Independent Director of the Industrial and Commercial Bank of China. Before joining the Berkeley faculty in 2001, Dr. Qian taught in the Department of Economics at Stanford University and the University of Maryland. In 1990, Dr. Qian received his Ph.D. in Economics from Harvard University, after receiving an
M. Phil. in Management Science/Operations Research from Yale University and an M.A. in Statistics from Columbia University. In 1981, Dr. Qian graduated from Tsinghua University with a B.S. degree in Mathematics.

Hou Ziqiang, 68, Independent Non-executive Director, has served as a Director since October 2004. He was also Chairman of China Kejian Company Limited. Mr. Hou founded China Kejian Company Limited in 1984. From 1993 to 1997, Mr. Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr. Hou was Secretary General of the Chinese Academy of Sciences. Mr. Hou graduated from Peking University in 1958 with a bachelor's degree in physics.

Timpson Chung Shui Ming, G.B.S., J.P., 54, Independent Non-executive Director, has served as a Director since October 2004. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is an Independent Non-executive Director of Hantec Investment Holdings Limited, Tai Shing International (Holdings) Limited, Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited. In addition, Mr. Chung is a member of the National Committee of the 10th Chinese People's Political Consultative Conference, the Vice Chairman of the Council of the City University of Hong Kong, a member of the Hong Kong Housing Authority and a Court Member of the University of Hong Kong. Formerly, he was an Executive Director of Shimao China Holdings Limited, a Director of Stockmartnet Holdings Ltd, Extrawell Pharmaceutical Holdings Limited and China Rich Holdings Limited. He was also the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Hong Kong Special Administrative Region Government Land Fund Advisory Committee, a member of the Managing Board of the Kowloon-Canton Railway Corporation and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a Bachelor of Science Degree from the University of Hong Kong and a master's degree of Business Administration from the Chinese University of Hong Kong.

Mauricio Sartorius, 46, Alternate Director to Mr. Jose Maria Alvarez-Pallete. He began his career with Banco del Progreso. In 1983, Mr. Sartorius joined E.
F. Hutton & Co. Inc. as a Registered Commodity Representative. In 1985, he joined Credit Suisse First Boston as Vice President of Corporate Finance for the Latin America region based in New York. Mr. Sartorius joined Telefonica in 1 January 1997 in the Corporate Finance Department as a Deputy Managing Director. In 1998, he was appointed Director of Human Resources for Telefonica Internacional. He became the Chief Representative Officer of Asia of Telefonica Internacional, S.A. on 1 January 2005 and since then resided in Beijing. Mr. Sartorius holds a degree in economics from the Universidad Complutense of Madrid and a MBA degree from New York University.

Senior Management Officers
Dr. Tian Suning, 42, Vice Chairman, Executive Director and Chief Executive Officer.

Zuo Xunsheng, 55, has served as Chief Operating Officer since December 2005 overseeing general operations of the Company. Mr. Zuo has served as Senior Vice President since July 2004. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, Mr. Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr. Zuo served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From 1988 to 1997, Mr. Zuo served as Deputy Director and Director of the former Bureau of Telecommunications of Jinan City. Mr. Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree in 2005.

Pei Aihua, 55, has served as Senior Vice President since July 2004 overseeing new technology and network planning and construction, and network operation and maintenance. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, he was Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to May 2000. He graduated with a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School. He graduated from Changchun Optical Precision Machinery College with a master's degree in electrical engineering in 1993 and Beijing School of Post and Telecommunications in microwave technology in 1976.

Zhang Changsheng, 58, has served as Senior Vice President since July 2004 overseeing regulatory and legal matters, value-added services and broadband contents. He has also served as Vice President of China Netcom Group since February 2003. Before joining China Netcom Group, Mr. Zhang served as Assistant to Governor and Secretary General of Jiangsu Provincial Government from October 1995 to February 2003. From July 1988 to October 1995, he held several senior positions in the Ministry of Personnel. He graduated from the Military School of the People's Liberation Army in 1981.

Zhao Jidong, 55, has served as Senior Vice President since July 2004, and is responsible for international affairs, Asian Netcom Corporation Limited, Beijing Municipal Branch Company and the Olympics-related telecommunications projects. Since November 2005, he has served as the Executive Chairman of Asian Netcom Corporation Limited. He has also served as Vice President of China Netcom Group since July 2003. Before joining China Netcom Group, Mr. Zhao served as General Manager of Beijing Communications Company from July 2002 to July 2003 and General Manager of former Beijing Telecommunications Company from May 2000 to July 2002. From November 1994 to May 2000, Mr. Zhao served as Vice Director and Director in the former Beijing Telecommunications Bureau. Mr. Zhao holds a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School. He graduated from Fudan University with a B.A. degree in English in 1975.

Li Fushen, 43, has served as Chief Financial Officer since September 2005. He became Financial Controller in July 2004. Since October 2003, he has served as General Manager of the Finance Department of China Netcom Group. From November 2001 to October 2003, he served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. He graduated from the Australian National University with a master's degree in management and from the Jilin Engineering Institute with a degree in engineering management in June 1988.

Joint Company Secretaries
Miao Jianhua, 54, Executive Director and Joint Company Secretary.

Mok Kam Wan, 43, Joint Company Secretary. Ms. Mok joined the Company in October 2005. She holds a bachelor's degree of laws from The University of London and a master's degree in business administration from The Hong Kong Polytechnic University. Ms. Mok is an associate member of The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

Corporate Governance

Since its establishment, the Company has been dedicated to world-class corporate governance. The Company is convinced that a sophisticated corporate governance structure is the basis of competitiveness, and supports improvement in corporate performance as well as maximizing value to shareholders.

In order to achieve a first-class corporate governance structure, at the early stage of its listing, the Company set up corporate governance "hardware" by having a high proportion of independent directors and separating of the positions of Chairman and Chief Executive Officer. Under the Board of Directors, board committees including a Corporate Governance Committee, Strategic Planning Committee, Audit Committee, Compensation and Nomination Committee were established.

In order to take full advantage of this corporate governance "hardware," in 2005, the Company engaged a well-known international consulting firm to assist the Company in designing a "software" well functioning platform. At the end of the first phase, the project team finished diagnosis and discussion of problems, and identified the key areas of improvement needed to achieve a world-class corporate governance structure and system. In the second phase and the third phase of this project, we will introduce new corporate governance operational procedures that will help us become a model for the corporate governance of large-scale Chinese companies.

In 2005, the Company has fully complied with the code provisions in the Code set out in Appendix 14 to the Listing Rules.

Board of Directors

The Board comprises thirteen Directors, including five independent non-executive Directors, three non-executive Directors and five executive Directors. Members of the board of directors are professionals from the telecommunications, finance, property development and consultancy industries and economists. They have extensive professional background and a wealth of experience, and take an active role in overseeing our development and corporate governance. A majority of the Board seats is taken by non-executive Directors, which ensures that decisions are made independently and in the best interests of shareholders.

The responsibility for overall management of the business of the Company is vested in the Board of Directors. The Board is responsible for formulating the Company's overall strategies, authorizing the annual strategic development plan, budget targets, capital expenditures and investment plans; monitoring the effectiveness of internal controls and regulatory compliance; setting development targets; and supervising and managing management's performance. The Board has delegated day-to-day management of the Company's business and administration to the management.

The Board meets four times each year and on other occasions when a Board decision is required. All members of the Board have full and timely access to relevant information for meetings. Proposed Board meeting dates for the financial year are normally agreed in the preceding year's Board meeting. During this reporting period, the Board held seven meetings. The attendance record of each member of the Board is set out below:

    Directors                              Attendance of Board meetings in 2005

    Executive Directors
    Zhang Chunjiang (Chairman)                                              7/7
    Tian Suning (Vice Chairman and Chief
      Executive Officer)                                                    7/7
    Zhang Xiaotie                                                           4/7
    Miao Jianhua                                                            7/7
    Jiang Weiping                                                           7/7

    Non-executive Directors
    Li Liming                                                               7/7
    Keith Rupert Murdoch*                                                   4/6
    Yan Yixun                                                               5/7
    Jose Maria Alvarez-Pallete #                                            2/2

    Independent non-executive Directors
    John Lawson Thornton                                                    3/7
    Victor Cha Mou Zing                                                     4/7
    Qian Yingyi                                                             6/7
    Hou Ziqiang                                                             6/7
    Timpson Chung Shui Ming                                                 6/7

*    Resigned with effect from 12 September 2005
#    Appointed with effect from 12 September 2005

During this reporting period, the Board at all times complied with the requirement of the Listing Rules relating to the appointment of at least three independent non-executive Directors, and complied with the requirement that at least one of the independent non-executive Directors must have appropriate professional qualifications or accounting or related financial management expertise.

Details of the Chairman, Vice Chairman, Executive Directors, Non-executive Directors and Independent Non-executive Directors are set out on pages [o] to [o] of this annual report.

Chairman and Chief Executive Officer

The positions of Chairman and Chief Executive Officer are held by Mr. Zhang Chunjiang and Dr Tian Suning, respectively. The separation of functions ensures greater independence between the Board and management. The Chairman is responsible for chairing and managing the Board, as well as focusing on major strategic issues and corporate governance. The Chief Executive Officer is responsible to the Board for managing the business of the Company.

Independent non-executive Directors

The Independent non-executive Directors actively take part in the Company's business through attendance in Board meetings, Board committee meetings and independent Board committee meetings. They provide constructive comments and suggestions to the Company including corporate governance practices, strategic planning, and internal control system optimization. In 2005, management of the Company proposed the acquisition of the major telecommunications assets and businesses in four provinces and autonomous regions in the northern part of China held by the Company's controlling shareholder. According to the requirements of the Listing Rules, an Independent Board Committee which comprised all the Independent Non-executive Directors was set up to consider and comment on whether the acquisition was fair and reasonable. The Independent Board Committee acted in the interests of minority shareholders, reviewed the qualifications and capabilities of the independent financial adviser, held four special meetings within one month to consider this project, and discussed in detail the fairness and reasonableness of the terms of the acquisition, in order to protect the legitimate rights and interests of the minority shareholders.

To fully demonstrate the function of Independent Non-executive Directors on the Board and protect the interests of minority shareholders, the Board of Directors, in accordance with legal requirements and international best practice, arranges for the Independent non-executive Directors to play a key role in reviewing connected transactions.

The Company has obtained the confirmation of all the Independent Non-executive Directors relating to their independence under the Listing Rules. The Company considers all the Independent Non-executive Directors to be independent. There are no relations among the directors (including the Chairman and the Chief Executive Officer).

Non-executive Directors

All Non-executive Directors are appointed for a term of three years, and are subject to retirement by rotation and re-election by shareholders. Pursuant to the Articles of Association of the Company, one-third of the Directors, including both Executive and Non-executive Directors, are required to retire from office at the annual general meeting each year. A retiring Director is eligible for re-election. Any Director who is appointed by the Directors will hold office until the next following annual general meeting and will be eligible for re-election.

Board Committees

The Board has established four committees, namely the Audit Committee, the Compensation and Nomination Committee, the Corporate Governance Committee and the Strategic Planning Committee, to oversee particular aspects of the Company's affairs. The Committees are governed by their respective Terms of Reference which are set out in full on the website of the Company and make their recommendations or decisions independently.

Audit Committee

To guarantee the objectiveness, fairness and independence of the Audit Committee, the Audit Committee comprises four Independent Non-executive Directors, chaired by Mr Timpson Chung Shui Ming. The other members of the Committee are Dr Qian Yingyi, Mr Victor Cha Mou Zing and Mr Hou Ziqiang. The primary responsibilities of the Audit Committee include supervising and managing our financial reporting system, reviewing the auditors' appointment, and supervising the work of the internal audit department.

As an experienced member of the HKSA and of the ACCA, Mr Chung has extensive professional experience. His active participation has helped to continuously improve the internal control system and the financial reporting system of the Company. Led by Mr. Chung, the Audit Committee not only has performed its responsibilities for supervising corporate auditing, but also played an important role in optimizing the internal control system. The Audit Committee leads implementation of the Company's internal control project, reviews regular reports submitted by the internal control project team, and supervises implementation of solutions to internal control issues.

In 2005, the Audit Committee held four meetings and discharged its responsibilities in its review of the half-yearly and annual results and the system of internal control, as well as its other duties as set out in the Terms of Reference. The attendance record of each Audit Committee member is set out below.

    Directors                       Attendance of Committee meetings in 2005

    Timpson Chung Shui Ming                                              4/4
    Dr Qian Yingyi                                                       4/4
    Victor Cha Mou Zing                                                  3/4
    Hou Ziqiang                                                          4/4

The work performed by the Audit Committee in 2005 included reviews of:

- the Accounts and report of Directors for the year ended 31 December 2004 and the annual results announcement, with a recommendation to the Board for approval;

- the Interim Accounts for the six months ended 30 June 2005 and the interim results announcement, with a recommendation to the Board for approval;

-    the 2005 Interim Review Engagement Letter with External Auditors;

- Engagement Letter with External Auditors in relation to the acquisition of the entire issued share capital of China Netcom Group New Horizon Communications Corporation (BVI) Limited;

- audit related and permissible non-audit services including tax advisory and filing services and their related fees;

- the Audit Service Agreement for 2005 Annual Report with External Auditors and related costs with a recommendation to the Board for approval;

-    the audit work plan for the 2005 Annual Report;

- the internal audit function and the resources of the internal audit team when undertaking its duties and responsibilities, and Summarized Report on the work performed for the year 2005 and a Report on the work plan for the year 2006 of the internal audit team;

- the provisions of the Olympic Sponsorship Agreement between China Netcom Group and the Company;

- the management's preparation for compliance with the internal control requirements under section 404 of the Sarbanes-Oxley Act; and

- Methods for Handling of Complaints and Reports Concerning Accounting Information, Internal Control and Auditing Method of the Audit Committee for China Netcom Group Corporation (Hong Kong) Limited submitted by Audit Committee Office.

On 9 June 2005, the Audit Committee met with the general manager of the Company's Internal Audit Department, and the Company's External Auditors, in the absence of the Company's management.

The Board of Directors acknowledges the responsibility for preparing the accounts. A statement of the auditors about their reporting responsibilities is set out in the auditors' report on the financial statements on page [o] of the annual report.

During the year ended 31 December 2005, the fees paid/payable to the auditors in respect of audit and non-audit services provided by the auditors to the Company were as follows:

    Nature of Services                                     Amount (RMB)

    Audit Services                                           33,800,000
    Audit Related Services                                   38,000,000

    Non-audit services
    (i) Tax services                                          4,928,812
    (ii) Transfer pricing research                              637,318
    (iii) Other services                                        206,912

Compensation and Nomination Committee

The Compensation Committee has been renamed as Compensation and Nomination Committee with effect from 12 September 2005. The duties of the Committee include nominating new board members, reviewing the compensation of our Directors and the Company's management and making recommendations to the Board of Directors. The members of the Committee are Mr Zhang Chunjiang (Chairman), Mr John Lawson Thornton, Mr Victor Cha Mou Zing, Mr Hou Ziqiang and Mr Jiang Weiping.

In 2005, the Compensation and Nomination Committee held two meetings. The Compensation and Nomination Committee in 2005 reviewed the nomination of a new director to fill a casual vacancy, the draft severance agreement with the Chief Financial Officer, the nomination of the Chief Financial Officer and the change in company secretaries, and the amendment to the share option scheme, which were recommended to the Board for approval.

The attendance record of each Compensation and Nomination Committee member in 2005 is set out below.

    Directors                        Attendance of Committee meetings in 2005

    Zhang Chunjiang (Chairman)^                                           1/1
    Keith Rupert Murdoch *                                                0/1
    John Lawson Thornton                                                  1/2
    Victor Cha Mou Zing                                                   2/2
    Hou Ziqiang                                                           2/2
    Miao Jianhua **                                                       2/2
    Jiang Weiping #                                  0/0 (Only in attendance)

^ Appointed as Member with effect from 12 September 2005
* Resigned as Director and a Member with effect from 12 September 2005 ** Resigned as Member with effect from 7 December 2005
# Appointed as Member with effect from 7 December 2005

The Compensation and Nomination Committee is committed to achieving a sound balance on the Board in terms of experience and expertise. The nomination of Directors is assessed on the basis of the ability of potential candidates to contribute to the Board so that the Board can discharge its responsibilities to the Company as a whole. The Committee reviews the independence of the Independent Non-executive Directors.

At a meeting of the Compensation Committee on 27 December 2004, the members approved the compensation proposal for Executive Directors and reviewed service agreements with the Executive Directors. In 2005, there was no change to the compensation policy of the Executive Directors or service agreements with the Executive Directors.

The compensation for the Executive Directors comprises basic salaries, cash bonuses, share options, other allowances and benefits in kind. In addition to basic salaries, Executive Directors are eligible to receive a performance bonus, taking into consideration factors such as corporate and individual performance. The performance of the executive Directors is reviewed annually according to set goals. Salaries are reviewed annually, and increases are made when it is appropriate to reflect performance contributions, increased responsibilities and market conditions. The Compensation and Nomination Committee provides to the Board its recommendations on compensation to the Executive Directors when appropriate. The Compensation and Nomination Committee reviews the terms of service contracts with Executive Directors, and makes recommendations to the Board for approval.

In addition, the Company has adopted a share option scheme to attract and retain senior management personnel and key employees of the Company. Details of the amount of Directors' emoluments during 2005 and details of the share option scheme are set out in notes 15 and 35 respectively to the accounts.

Corporate Governance Committee

The duties of the Corporate Governance Committee are to supervise implementation of our corporate governance polices, supervise the efficiency and legal compliance of our Board of Directors and make recommendations to the Board of Directors in order to optimize our corporate governance structure. The chairman of the Committee is Mr John Lawson Thornton (Chairman) and its members include Dr Tian Suning, Dr Qian Yingyi, Mr Miao Jianhua and Mr Timpson Chung Shui Ming.

The Corporate Governance Committee has played a very active part in promoting and improving corporate governance. Based on in-depth knowledge and assessment of the current situation of corporate governance, the Committee recommended that the Board engage a professional consulting company to improve the efficiency and effectiveness of corporate governance practices and build the Company into a model for Chinese companies listed overseas. The Board approved the recommendation in 2005. At the end of 2005, the Company launched a corporate governance consulting project under the direct leadership of the Corporate Governance Committee. The Committee reviewed suggestions and proposals submitted by the project team on a regular basis. In 2005, the Corporate Governance Committee held one meeting and Mr John Lawson Thornton (Chairman), Dr Qian Yingyi, Mr Miao Jianhua and Mr Timpson Chung Shui Ming attended the meeting. At the meeting, the Committee members reviewed the proposed corporate governance consulting project, with a recommendation to the Board for approval.

Strategic Planning Committee

The Strategic Planning Committee is responsible for reviewing our development strategies, supervising their implementation and analyzing major investment projects. The members of the Committee are Mr Zhang Chunjiang (Chairman), Dr Qian Yingyi, Mr Jose Maria Alvarez-Pallete, Mr Hou Ziqiang, Mr Zhang Xiaotie, Mr Jiang Weiping and Ms Li Liming.

In 2005, the Strategic Planning Committee held one meeting and the committee members discussed and approved the strategic and business plan for the year 2005. Mr Zhang Chunjiang (Chairman), Dr Qian Yingyi, Mr Hou Ziqiang, Mr Zhang Xiaotie, Mr Jiang Weiping and Ms Li Liming attended the meeting. Mr Jose Maria Alvarez-Pallete was appointed as a member after this Committee meeting.

Directors' Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as the code of conduct regarding directors' dealing in securities of the Company. The Company has received confirmation from all Directors that they have complied with the required standard throughout this reporting period.

Comparison between corporate governance requirements of the New York Stock Exchange and the Hong Kong Listing Rules

According to the Corporate Governance Listing Standards set out in Section 303A of New York Stock Exchange (NYSE) Listing Company Manual, foreign issuers listed in NYSE (including China Netcom Group Corporation (Hong Kong) Limited) are required to disclose major differences in requirements of corporate governance between its place of incorporation and that of NYSE applicable to local US issuer. A summary of such difference is available on the website of the Company at http://www.china-netcom.com/English/inv/Corporate_Governance_Differences.htm

Internal Controls

The Company attaches great importance to its internal control system. It aims to establish a world-class internal control system compliant with the latest regulatory requirements. In 2005, the Board conducted a review of the effectiveness of the Group's system of internal controls.

At the end of 2004, the Company launched a project to optimize its internal control system. The Company's internal control project team regularly reported to the management and Audit Committee on the progress of the project and issues identified. The Audit Committee, in turn, reported to the Board on major findings of the project team.

The internal control system project made a number of major progresses in 2005. Through comprehensive studies, pilot design and other phase work, the Company has conducted in-depth investigation, diagnosis and analysis of management and service procedures. Based on the internationally recognized COSO internal control framework, the Company has designed an internal control system standard template that integrates international advanced management philosophy as well as conforming to the Company's actual needs. The Company has conducted a pilot test of the standard template in the Company's Hebei branch company. Based on the pilot test results, the Company has improved the standard template and started to introduce it across the Company, beginning at the end of last year. It is expected that the introduction of the standard template will be fully completed in the latter half of 2006.

While improving the internal control flow system, the Company developed Stipulations on Information Quality Guarantee and Accountability Management of China Netcom Group and CNC Discipline and other management rules to ensure the accuracy, completeness and integrity of statistical data. These guidelines clarify requirements for statistical data as well as setting out severe penalties for non-compliance. The Company has also developed Methods for Handling of Complaints and Reports Concerning Accounting Information, Internal Controls and Auditing Methods of the Audit Committee for China Netcom Group Corporation (Hong Kong) Limited, which prohibits any intentional reporting of false or erroneous information from all levels of the Company.

Investor Relations

The Company aims to introduce industry best practices, improve the scope and quality of information disclosure and make the Company more transparent so that all investors have access to information of the Company on a timely basis. Besides the regular annual results announcements meeting, interim results announcements meeting and non-deal road show, the Company has kept close contact with investors through one-on-one meetings, telephone conferences, and corporate days. Investors have easy access to financial information, the annual report, presentations and other materials released to the public on the Company's website. Beginning in 2006, the Company will release its key operational information on a quarterly basis and increase the disclosure scope and frequency of information disclosure.

As a company listed on both U.S. and Hong Kong stock markets, the Company follows the strictest requirements and strives to ensure fair disclosure to all investors. The Company requires all major information to be uploaded to its website immediately after its release to the public through notices and press conferences to ensure that all shareholders and investors can have access to relevant information as quickly as possible. There are differences between the rules of the Hong Kong and New York Stock Exchanges. Among the risk factors listed in the Company's prospectus is that holders of American Depository Shares
(ADS) may not receive the proxy materials on issues to be discussed at shareholders' meetings in time. Nonetheless, the Company will do its utmost to consider the interests of both Hong Kong shareholders and ADS holders. When arranging the timetable of the annual shareholders' meeting and extraordinary general meeting, the Company will ensure timely delivery of all relevant meeting materials to the shareholders, so that all shareholders can have access to necessary information prior to the meetings, have the chance to participate in the decision-making process, and give their opinions.

General Meetings

The most recent general meeting was an extraordinary general meeting ("EGM") held on 25 October 2005 at Nathan Room, the Conrad Hotel, Hong Kong. The major items discussed at the meeting and the percentage of votes cast in favour of the resolutions relating to those items are set out below:

- Approval of the Conditional Sale and Purchase Agreement dated 12 September 2005 regarding the purchase of the entire issued share capital of China Netcom Group New Horizon Communications Corporation (BVI) Limited (99.99998%);

- Approval of the Continuing Connected Transactions contemplated under the Engineering and Information Technology Services Agreement and the Materials Procurement Agreement both dated 12 September 2005 together with the relevant annual caps (99.99996%); and

- Approval of the Continuing Connected Transactions contemplated under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement both dated 12 September 2005 and for which transactions no caps have been proposed (100%).

The resolutions put to the shareholders were passed at the EGM. The results of the voting by poll have been published on the Company's website, the website of the Hong Kong Stock Exchange and also by notice in local newspapers.

The next shareholders meeting will be the 2006 annual general meeting of the Company to be held on 16 May 2006.

Information relating to the details of shareholders, their shareholding and the Company's public float status are set out on page [o] in the Report of the Directors in the annual report.

There has been no change in the articles of associations of the Company during 2005.

Human Resources Development

The objective of our human resources development strategy is to enhance the Company's human capital value and operational capability. We have designed these strategies to support our strategic transformation into a broadband communications and multi-media services provider.

As of 31st December 2005, there were 138,440 full-time employees and 60,521 temporary employees in the Company.

Remuneration and Incentives

At the time that it listed its shares, the Company began to revise its remuneration and incentive system, and established a new remuneration and incentive scheme based on a system employing digital KPI (key performance indicators) performance assessments. The introduction of this new incentive scheme has improved staff motivation and efficiency. Through digital KPI performance management, strategic goals of the Company have been quantified and segmented for every employee, so that every individual employee can align himself or herself with corporate goals.

Staff Development and Organizational Reform

The Company believes that training is one of the most effective ways to promote individual competitiveness, satisfaction and loyalty. Management reform and streamlining has been a constant feature of our strategic transformation, and our corporate structure undergoes continual fine-tuning. Training is also a means to ensure smooth implementation of organizational reform and employees' adaptation to organizational reform and strategic transformation.

In 2005, the Company conducted a radical reform on the marketing & sales system in the northern service region with the introduction of a community manager system across the Company. In view of this, the Company developed special training programmes and trained 989 internal community manager coaches, who in turn trained the 36,000 community managers in the Company, thereby enabling the successful implementation of the marketing and sales channels reform. In addition, the Company also provided assistance to its staff in grasping the development trend of modern communication technologies by engaging renowned experts in the sector to conduct training on advanced communication network technologies. These training programmes enabled our staff to understand the importance of our strategic transformation and facilitated their adaptation of such transformation and reform.

In 2005, the Company increased its investment in staff training, especially for middle and senior management staff and core employees. In order to cope with requirements for listed companies, the Company entered into collaboration with a world-renowned investment bank to organize a management-training course. We now have 54 graduates of this program who are familiar with the concepts of corporate value management and capital markets. The Company has cooperated with leading universities in the PRC to develop two advanced English training courses to cope with the internationalization of the Company. A total of 60 employees have benefited from these courses. In order to accelerate the adoption of international best management practices, the Company has entered into a series of talent exchange programs with leading global telecommunication operators.

Systematic and Detail-Oriented Management

With the aim of elevating the efficiency of our human resources management and information system, the Company embarked on the development of an e-HR system, which commenced operations in December 2005. As an integral part of our ERP system, the e-HR system provides a modern approach for the optimization of our human resources management.

Aiming for the Best in Human Resources Systems

The Company will continue to select, train and nurture senior management personnel and core employees in 2006 in order to support the Company's ongoing organizational reforms. Group training will be provided to division heads to impart an understanding of the rationale, objectives and initiatives of our transformation strategy. In addition, the Company will launch a series of mobile business and technology related training programs to prepare our staff for future developments in the mobile business.

Business Review

Key Developments in 2005:

o The acquisition of assets and businesses in the four northern provinces significantly strengthened the Company's leading position in the relevant market.

o Broadband services have become the chief driver of revenue growth for the Company, contributing 55.8% to the increase in revenue (excluding upfront connection fee). The number of broadband subscribers increased by 35.1% over last year.

o Fixed-line telephone services maintained a healthy rate of growth with the number of subscribers increasing by 6.7%. The number of PHS subscribers increased by 23.6%. The Company achieved 92.3% market share in its northern service region.

o Value-added services continued to see rapid growth. Value-added revenues increased by 33.6% over last year, and became one of the main drivers of overall revenue growth.

o The Company's competitive advantages in the business segment were further consolidated. Bandwidth subscribed by corporate customers grew by 78.1% from last year.

o Capital expenditures continued to decline and as a percentage of total revenues dropped by 2.8 percentage points compared with last year.

o For the fourth year in a row, the Company ranked first in a telecommunications industry customer satisfaction survey conducted by the Ministry of Information Industry.

"Growth and efficiency" were the goals of corporate and strategic development in 2005. We executed a two-pronged strategy. In the fixed-line business, we were able to attract and retain customers and strengthen our dominance in the northern service region by offering first class services, and ensuring the stable growth of fixed-line business. In our high-growth broadband and value-added services, we were able to leverage our enormous subscriber base to achieve sustainable growth and transform towards the strategic goal of becoming a "broadband communications and multi-media services provider".

In 2005, the Company recorded strong growth across business sectors. The Company achieved revenues in 2005 of RMB83.83 billion (excluding upfront connection fees), representing an increase of 5.9% from the previous year. Broadband and value-added services remained the major drivers for revenue growth. The number of fixed-line telephone subscribers grew by 6.7% over 2004 to 115.328 million. The Company achieved a 92.3% market share in the northern service region and consolidated its dominance in such market. The number of broadband subscribers grew by 35.1% to 11.475 million, and achieved 87.6% market share in the northern service region. Value-added services continued to expand rapidly, with a contribution to total revenue of 4.8%. This represented an increase of 33.6% over last year. In the business customers market, a number of factors strengthened the Company's competitiveness, including the launch of "CNC Connected", the Company's geographical advantage in the capital city, and its ability to provide one-stop global communications networking services. As a result, bandwidth subscribed by corporate customers grew by 78.1% over the previous year.

    Summary of Key Products



      Fixed-line Telephone         Broadband and Other          Business and Data           International
      Services                     Internet-related             Communications           `  Telecommunications
                                   Services                     Services                    Services

      115.328 million              11.475 million               Premium customer            1,854 international
      subscribers                  broadband                    base                        corporate customers
      (including PHS)              subscribers

      92.3% market                 87.6%(1)(2) broadband        Leading provider in the     Leading operator in the
      share(1)(2)                  market share                 northern service region     Asia-Pacific region

      81.8%of revenue(3)(4)        10.0% of revenue(4)          4.3% of revenue(4)          3.9% of revenue(4)

      2.9% growth(4)               34.6% growth                 0.5% growth(4)              23.2% growth(4)

    (1)  As of December 31, 2005

    (2)  In our northern service region

    (3)  Including other services revenues

    (4)  Excluding upfront connection fees

The following table illustrates the key operating data in 2005 and 2004:


                                                                                                      % / increase
                                                                          2004              2005         /decrease

    Fixed-line subscribers (`000)                                      108,079           115,328              6.7%
    Including: PHS subscribers (`000)                                   22,124            27,337             23.6%
    Broadband subscribers (`000)                                          8492             11475             35.1%
    Total usage (pulses in millions)                                   234,661           228,436             -2.7%
      Excluding Internet dial-up usage (pulses in millions)            217,435           219,884              1.1%
      Internet dial-up usage (pulses in millions)                       17,226             8,552            -50.4%
    Domestic long distance calls (minutes in millions)                  29,366            30,975              5.5%
    International long distance calls (minutes in millions)(1)             471               591             25.5%
    Number of ports for DDN (ports)                                    150,630           131,812            -12.5%
    Number of ports for Frame Relay (ports)                             43,078            43,519                1%
    Number of ports for ATM (ports)                                      4,816             4,212            -12.5%
    Digital circuits leased (x2Mbps)                                    91,103           129,989             42.7%
    Volume of PHS short messages (in millions)                           1,988             6,777            240.9%
    "Personalised Ring" service subscribers (`000)                         630             6,814              981%
    Penetration rate for caller identification (%)                       60.4%             65.9%            5.5ppt
    Telephone information services (million minutes)                     2,969             3,084              3.9%

(1) International long distance call volume includes calls to Hong Kong, Macau and Taiwan.

Broadband and other Internet-related Services

The broadband and internet service markets of the PRC recorded rapid growth as a result of sustained rapid economic growth and the swift penetration of the Internet in the PRC, as well as the aggressive push to digital technologies by the PRC government for the purposes of enhancing national and industrial competitiveness. In 2005, the broadband segment continued to grow in scale. The number of broadband subscribers increased by approximately 2.983 million a growth rate of 35.1%, making the segment the Company's most important growth driver. As a result of vigorous market competition, the Company's market share in the northern service region dropped to 87.6% in 2005, although the Company still maintained its leading position in the market.

In order to enhance the market penetration rate of its broadband services, the Company is offering a diverse range of products with different price packages to satisfy the individual needs of customers. Catering to business customers' diversified needs, the Company launched DSL private lines and optical fibre access products at a range of different speeds, with integrated broadband access products bundled with applications such as corporate web hosting, email, office automation and a sales management platform. In view of the increased demand for Internet services from students during the summer vacation, the Company launched new broadband access products such as "Holiday Broadband" and "Green Internet". These have been bundled with broadband content and application services and jointly promoted with computer manufacturers, which has effectively stimulated the demand for broadband services among household subscribers. Targeting the huge cyber cafe market, the Company cooperated with cyber cafes under the brand name of "CNC Garden" through franchise licensing. In December 2005, China Netcom Group was officially granted an "Internet Cultural Operating Permit" by the Ministry of Culture which is applicable nationwide. As such, the Company will expand its chain of cyber cafes, building on its advantage of a strong brand image and solid Internet resources.

Development of the Company's broadband subscriber base:

                                                          2003              2004              2005

    Number of broadband subscribers ('000)             3,346.2           8,492.4          11,475.2
    Including:  DSL                                    2,708.9           5,956.2           8,568.4
                LAN                                      636.6           2,533.2           2,904.2

    Northern service region ('000)                     3,313.4           8,146.4          11,036.2
    Including:  DSL                                    2,708.9           5,939.2           8,529.2
                LAN                                      603.8           2,207.2           2,507.0

    Southern service region ('000)                        32.8               346               439

Although access speed and price are still the decisive factors in the broadband market at present, the Company believes that development in broadband content and applications is the key to sustainable growth. The Company has achieved innovations and breakthroughs in content and applications through both proprietary development and collaboration with third parties. The Company has entered into cooperation with approximately 500 content and applications providers in the businesses of live webcasting, virtual theater, video conferencing, IPTV, online education, and broadband games. Besides basic services such as games, video and portals, the Company has also launched a series of dedicated services catering to the specific needs of local markets and industry subscribers, namely integrated tax payment services platform, digital libraries and digital photo-finishing. In 2005, the Company's exploration and promotion of commercial applications of IPTV also paid off well. The Company successfully launched China's first IPTV services in Harbin, Heilongjiang Province.

As a result of economies of scale arising from its huge subscriber base and due to rapid growth, in 2005 the Company's investment per line and procurement costs of equipment for the DSL platform continued to decline. The Company's broadband business maintained a satisfactory return on investment.

Fixed-line Telephone Services

The Company's core business in fixed-line telephones was able to secure its existing customer base and continue to dominate the market for new customers in 2005. The number of fixed-line telephone subscribers increased by 6.7% from the same period last year to 115.3 million, with 7.249 million new subscribers. The Company achieved 92.3% market share in the northern service region.


    Unit: '000 subscribers                                2003              2004              2005

    Total number of fixed-line subscribers              94,073           108,079           115,328
    Northern service region                             93,840           107,571           114,658
    Including: residential                              68,957            70,638            70,273
               business                                  8,671             9,251            10,725
               PHS                                      11,796            22,124            27,329
               public telephones                         4,416             5,558             6,331
    Southern service region                                233               508               670

Local Telephone Services

In 2005, in local telephone services, the Company focused on the issues of loss of existing customers and consolidating its lead in new customers. The Company continued to optimize its PHS network in 2005, which improved the voice quality and further reinforced advantages of PHS services in terms of lower service fees and less radiation than that generated by mobile networks . The number of new subscribers to PHS services amounted to 5.21million, accounting for 71.9% of the total number of new local telephone service subscribers. This reflected a successful mitigation of risks associated with mobile substitution and market competition. Meanwhile, The Company established a customer loss alert and retention programme. Together with the Company's community manager system, it has helped to reinforce customer retention, enabling us to effectively prevent the loss of customers and business to other fixed-line competitors. The Company leveraged its competitive edge as a multiple telecommunications services provider and bundled products for fixed-line, broadband and PHS telephone services in order to increase service value to subscribers. This value-added measure for subscribers has strengthened loyalty to the Company. Consequently, the Company managed to control customer losses and recruit new customers. The Company has aggressively explored the markets of urban commercial buildings and new residential districts, as well as wealthy rural areas. As a result, the Company successfully expanded its subscriber base for local telephone services, and more importantly, has reinforced its strategic development platform for the development of broadband business.

In addition to retaining existing subscribers and attracting new ones, the Company stabilized subscriber MOU by encouraging the use of fixed-line telephones. The strategy produced a slowdown in the decline of fixed-line telephone usage in the second half of 2005. Tapping into the key customer groups and market segments, the Company adopted various measures including the launch of differentiated monthly packages to promote the return of old users and stimulate nil volume users, which effectively promoted growth in phone traffic. Reflecting customer preferences, the Company has developed new fixed-line terminals and successfully launched a new phone terminal named "One Touch ", which bundled 114, weather forecast and call forwarding services, etc. The package quickly acquired a subscriber base of over 1.6 million subscribers. In December 2005, the Company launched "Home Box", which integrates PHS and fixed-line telephone services. A pilot project as the Company moves towards Fixed-Mobile Convergence (FMC), "Home Box" will help to reinvigorate use of fixed-line services and will have a very positive impact on the Company's future mobile business.

In 2005, the Company's local telephone usage excluding Internet dial-up usage reached 219.88 billion pulses, an increase of 1.1% over the same period last year. Because of the gradual migration of narrow-band subscribers to broadband services, local telephone Internet dial-up usage continued to decline to 8.55 billion pulses, representing a decline of 50.4% from last year.

Value-added Services

In order to fully leverage the Company's large subscriber base and stablize the ARPU of its fixed-line phone services, the Company is committed to avoiding price competition by aggressively developing value-added services. In 2005, fixed-line telephone value-added services grew rapidly and achieved scale growth in all services including PHS short messages, "Personalised Ring" services, caller identification, and telephone information services. This business segment has become a major driver of revenue growth for the company's fixed-line telephone services and a key segment for enhancing the Company's operational competitiveness.

As of the end of 2005, the volume of PHS short messages was 6.78 billion, an increase of 240.9% over the previous year. The number of "Personalised Ring" service subscribers reached 6.81 million, representing a year-on-year increase of 981% . Caller identification penetration rate grew by 5.5 percentage points from the previous year to 65.9%.

The growth in value-added services to some extent compensated for the decline in ARPU of the traditional local fixed-line telephone business. Value-added services enjoyed a relatively higher return on investment due to lower investment costs.


              2003-2005 Growth in the number of                         2003-2005 Growth in volume of SMS
          our Personalized King Subscribers ('000)                                (in millions)

Long Distance Services



    Unit: million minutes                                                 2003              2004              2005

    Domestic long distance calls                                        26,330            29,366            30,976
    Including: Traditional network                                      15,220            15,546            15,979
               VOIP                                                     11,110            13,820            14,997
    Northern service region                                             24,294            27,047            27,775
    Including: Traditional network                                      15,190            15,087            15,653
               VOIP                                                      9,104            11,960            12,122
    Southern service region                                              2,036             2,319             3,200

Reflecting the increasing popularity of VOIP phone and fierce price competition, the Company's market share in the long distance service sector declined in 2005 despite marked growth in usage over last year. In 2005, domestic long distance usage increased by 5.5% over the same period last year, while the Company's market share in the northern service region fell by 3.4 percentage points from 2004 to 38.3%. International long distance call usage, including long distance calls made to Hong Kong, Macau and Taiwan, increased by 25.5% over the same period last year, while market share in the northern service region dropped by
5.6 percentage points from the same period last year to 48.7%.


    Unit: million minutes                                                 2003              2004              2005

    International long distance calls                                      458               471               591
    Including: Traditional network                                         187               158               173
               VOIP                                                        271               313               418
    Northern service region                                                365               339               353
    Including: Traditional network                                         186               148               156
               VOIP                                                        179               191               197
    Southern service region                                                 92               132               239

Interconnection Service

With overall growth in the domestic telecommunications market and expansion of the Company's customer base, as a result inbound call volume and revenues from interconnection service between the Company and other operators increased. The volume of inbound calls through the Company's networks increased by 27.1% in 2005 compared to the same period in the previous year.

Business and Data Communications Services



    Unit: ports                                                           2003              2004              2005

    Number of ports
      DDN (ports)                                                      153,838           150,630           131,812
      Frame Relay (ports)                                               36,683            43,078            43,519
      ATM (ports)                                                        1,239             4,816             4,212
    Leased line bandwidth
      DDN ('000 x 64kbps)                                              319,812           319,323           205,064
      Frame Relay ('000 x 128kbps)                                      47,123            82,395           177,016
      ATM (x 2Mbps)                                                     10,010            23,262            12,316
    MPLS VPN (x 2Mbps)                                                      10               125               311
    Leased circuit bandwidth (x 2Mbps)                                  84,138            91,103           129,989
      Business customers (x 2Mbps)                                      39,942            56,363           100,387
      Carrier customers (x 2Mbps)                                       44,196            34,740            29,602

The business service market has long been a focus of the Company's growth strategy. The Company is able to leverage its the competitive advantage of its geographical location in the nation's capital, Beijing, its network resources, business innovation capability and ability to provide one-stop solutions to dominate the business service market. In 2005, the Company launched the "CNC Connected" brand targeting the business service market, providing one-stop communications solutions catering to needs of business customers in different sectors. The Company improved its marketing and service systems for major customers. Dedicated managers were appointed to serve these customers. Members of the Company's management team served as chief representatives in charge of key customers. During the year, the Company strengthened its dominance of the business service market. Due to robust growth in demand in the business segment, its total leased circuit bandwidth was 100387 x 2M, representing an increase of 78.1% over the previous year.

International Telecommunications Services

The Company has always attached great importance to the development of international telecommunications services and aims to become the leading alliance partner for foreign telecommunication operators in the PRC, providing one-stop, end-to-end telecommunication and networking services to an increasing number of multinational companies in the PRC. The Company's strategy is to use its international business as a driving force for growth of its domestic service. Capitalizing on its extensive cooperation with foreign telecommunication operators and its proprietary international network resources, the Company offers end-to-end global telecommunication network services for an ever-increasing number of Chinese corporate customers that are seeking to "go global". These services helped to further fortify the Company's position in this segment.

As of the end of 2005, the international business of the Company spanned 263 countries and regions around the globe. International telecommunications services were provided to 1,854 international corporate customers, with an annual growth rate in subscriber base of 30.1%. In 2005, international incoming calls amounted to 2.09 billion minutes, representing an increase of 21.2% over the same period last year. Access bandwidth the Company provided for international managed data services amounted to 21,458 units, representing and increase of 94.3% over the previous year.

Branding

To better support the Company's broadband strategy, in 2004 the Company launched a new core brand of "A Broadened World". In 2005, the Company launched "CNC MAX", a new brand for its broadband services targeted at residential and individual users. In order to support its strategy for business customers, the Company has restructured "CNC Connected," its brand for business customers. These two brands are providing a solid foundation for marketing and development of broadband businesses.

Marketing and Customer Service

In 2005, the Company throughly revised marketing and sales channels in the northern service region, based on a new community manager system. It established a cross-marketing system on the basis of the Company's major account managers, community managers, sales outlets, 10060 telephone marketing, online marketing, and third partners.

Over 40,000 community managers carried out direct marketing through on-site cold-calling, which significantly enhanced the Company's product sales and service quality. To ensure the effectiveness of the community manager marketing strategy, the Company set key performance indicators for community managers on certain criteria such as sales revenue, sales growth, service and maintenance.

In 2005, the Company improved its system of chief representatives for key accounts and provided one-stop global services to major customers. Centralised or separate settlement options were offered based on the clients' needs. In response to growing demand of business customers for communications, networking and IT services, in 2005 the Company promoted a wide range of customized value-added applications and integrated solution packages through promotion activities such as road show targeting specific groups of customers.

In 2005, the Company was able to improve customer satisfaction and, for the fourth consecutive year, ranked the first in a customer satisfaction survey conducted by the Ministry of Information Industry.

Network Construction

In 2005, the Company increased investment in growth business networks and pilot networks of new technologies. In order to ensure the growth of its rapidly expanding broadband business, the Company made substantial investments in broadband and supporting networks. In 2005, investments in broadband and data services accounted for 26.4% of the Company's total investments, at RMB7.3 billion, representing an increase of 9.8% over the same period last year. In 2005, the Company completed network-intelligentizing projects for 38 local networks, which helped the Company to adopt flexible marketing initiatives such as cross-service bundling, as well as to provide better customer services and respond quickly to changes in the market.

The Company's investment in the PHS network declined from RMB8.1 billion in last year to RMB5.6 billion in 2005. Investment in the PHS network was mainly for network optimization and provision of value-added services. In the traditional fixed-line network, investment was applied for market expansion on the one hand, and for network optimization on the other, which enhanced network utilization, improved service quality, and earned at the loyalty of our customers. In 2005, the Company's investment in its fixed-line telephone business, including value-added services, was RMB6.8 billion.

As part of its efforts to apply new technology and to complete its strategic transformation, the Company embarked on construction of a pilot soft-switch network and a pilot broadband IP carrier network. It also initiated pilot commercial projects for new technologies such as IPv6 and ASON, preparing for an anticipated large-scale evolution of its network in the future.

In 2005, the Company further its existing policies of standardizing administrative procedures for fixed assets investment and centralizing procurement policy, for the purpose of enhancing network utilization and investment returns while reducing investment risks.

Support System Construction

In 2005, the Company formulated a "Tri-Integration" development strategy for its corporate information system. This will enable gradual integration and standardization of its three major systems - application systems, the data center and the transport network carrying the application systems. The strategy aims at enhancing management transparency and the Company's ability to support integrated businesses and respond to the market, and is a key part of preparations for strategic transformation of the Company.

In 2005, a "2+1" project was launched as part of the implementation of the "Tri-Integration" strategy. The project involved the full-scale deployment of ERP and the centralization of billing systems at the provincial level, and, based on the needs of these two systems, optimization and integration of the DCN network for data carrying and transmission. This project is expected to be completed in 2006. Upon completion, the Company's back office information system will see substantial improvements in terms of maintenance costs and management efficiency. The "2+1" project is expected to enhance market responsiveness and business support capability, by facilitating quick decision-making for the Company's management and operations, control of operating risks and improvement of internal controls.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On 31 October 2005, the Company acquired from China Netcom Group the telecom businesses and assets in Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province (collectively the "Acquired Business"). Since the Company and the Acquired Business were under the common control of China Netcom Group, the acquisition was deemed as a restructuring of entities under common control. As such, it accounted for by merger accounting pursuant to Accounting Guidelines 5 "Merger Accounting for Common Control Combinations". Accordingly, all business operations and assets of the Acquired business were accounted for based on their carrying amounts, as if they have been held by the Company throughout the historical periods covered by the report.

In 2005, our operating revenues increased steadily while operating expenses were kept under effective control. Our profitability recorded a substantial growth with strong operating cash flow.

Our operating revenues recorded a satisfactory increase of 4.5% to RMB87,232 million in 2005 from 2004. Under continued and effective cost control, our operating expenses increased to RMB66,727 million in 2005 from 2004 by merely 1.1%, which was less than the growth in revenue. EBITDA was RMB45,554 million, with an EBITDA margin of 52.2%. Operating profit increased substantially by 17.0 % from 2004 to RMB20,505 million and reached net profit to RMB13,888 million. Capital expenditure was kept under effective control at RMB27,562million. Our free cash flow(1) amounted to RMB5,995 million and interest coverage ratio(2) was 10.9 times. The basic earnings per share was RMB2.11.

(1) Cash flow from operating activities minus our capital expenditures

(2) EBITDA to interest expense

The following table sets out the operating revenues, operating expenses, operating profit and net profit of the Company (based on amount and percentage of total revenues).


                                                                            Years Ended 31 December
                                                                 2004                                2005
                                                                      Percentage                          Percentage
                                                         Amount       of Revenues            Amount       of Revenues
                                                                   (RMB in millions, except percentage data)

Operating revenues                                       83,494              100%            87,232              100%
Operating expenses                                       65,973              79.0            66,727              76.5
Operating profit                                         17,521              21.0            20,505              23.5
Net profit                                                2,699               3.2            13,888              15.9

Revenue

Sources of our revenue consist of revenues from fixed-line telephone services, broadband and other Internet-related services, business and data communications services and international telecommunications services.

Our revenue was RMB87,232 million in 2005, representing a growth of RMB3,738 million or 4.5% over RMB83,494 million in 2004. This growth primarily reflected increases in broadband services, value-added services, domestic interconnection fees and international telecommunications services.

The following table illustrates a breakdown of our revenue and their percentage of our total revenue in 2004 and 2005.


                                                                            Years Ended 31 December
                                                                 2004                                2005
                                                                      Percentage                           Percentage
                                                         Amount        of Revenue            Amount        of Revenue
                                                                   (RMB in millions, except percentage data)

Domestic Telecommunications Services:
  Fixed-line telephone services:
    Local:
    Local usage fees                                     24,858             29.8%            24,582              28.2%
    Monthly fees                                         17,964              21.5            18,261              20.9
    Upfront installation fees                             1,568               1.9             1,442               1.7

    Subtotal                                             44,390              53.2            44,285              50.8

    Domestic long distance                               11,266              13.5            10,260              11.8
    International long distance                           1,234               1.5             1,180               1.4
    Value-added services                                  2,993               3.6             4,000               4.6
    Interconnection fees                                  5,441               6.5             6,517               7.5
    Upfront connection fees                               4,346               5.2             3,405               3.9

  Subtotal                                               69,670              83.4            69,647              79.8

  Broadband services                                      5,202               6.2             7,812               9.0
  Other Internet-related services                         1,004               1.2               540               0.6

  Subtotal                                                6,206               7.4             8,352               9.6


                                                                            Years Ended 31 December
                                                                 2004                                2005
                                                                      Percentage                           Percentage
                                                         Amount        of Revenue            Amount        of Revenue
                                                                   (RMB in millions, except percentage data)

  Business and data communications services
  Managed data                                            1,520               1.8             1,395               1.6
  Leased line                                             2,095               2.6             2,238               2.6

  Subtotal                                                3,615               4.4             3,633               4.2

  Other services                                          1,360               1.6             2,345               2.7

Subtotal                                                 80,851              96.8            83,977              96.3

International Telecommunications Services:
  International long distance                               181               0.2               284               0.3
  International interconnection fees                      1,012               1.2             1,266               1.5
  Broadband services                                        105               0.1               104               0.1
  Other Internet-related services                           255               0.3               272               0.3
  Managed data                                              309               0.4               407               0.5
  Leased Lines                                              496               0.6               683               0.8
  Other services                                            285               0.3               239               0.3

Subtotal                                                  2,643               3.2             3,255               3.7

Total                                                    83,494             100.0            87,232             100.0

Domestic telecommunications services

Fixed-line telephone services
Local telephone services. Revenue from our local telephone services (including PHS services) comprises local usage fees, monthly fees and upfront installation fees.

Revenue from our local telephone services was RMB44,285 million in 2005, representing a decrease of RMB105 million, or 0.2%, from RMB44,390 million in 2004, accounting for 50.8% of our total revenue in 2005. Competition in the telecommunications services market intensified in 2005 with an increasing trend of mobile substitution. However, the decline in this sector was partially offset by the growth in PHS services.

Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VOIP long distance calls, and usage fees for dial-up Internet access.

Local usage fees amounted to RMB24,582 million in 2005, representing a decrease of RMB276 million, or 1.1%, from RMB24,858 million in 2004. The decline was mainly attributable to reduced usage volume of local calls, which dropped by 6.2 billion pulses or 2.7% from last year to 228.4 billion pulses in 2005. The usage volume of our dial-up Internet access fell by 50.4%, reflecting the migration of Internet dial-up traffic to broadband services.

Monthly fees. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.

In 2005, our revenue from monthly fees were RMB18,261 million, representing an increase of RMB297 million, or 1.7%, from RMB17,964 million in 2004. The revenue growth was largely attributable to the steady increase in the number of our fixed-line subscribers in our service regions.

Upfront installation fees represent the amortised amount of the upfront fees received for installation of fixed-line telephone services. These upfront installation fees are amortised over the expected customer relationship period, which is currently estimated to be ten years.

Revenue from the upfront installation fees was RMB1,442 million in 2005, representing a decrease of RMB126 million, or 8.0%, from RMB1,568 million in 2004. This was principally attributable to upfront installation discount offered to new subscribers and a slow-down in the growth of our subscriber base.

Long distance services. Revenue from our long distance services consists of usage fees for domestic and international long distance calls.

Our revenue from our long distance calls was RMB11,440 million in 2005, representing a drop of RMB1,060million, or 8.5%, from RMB12,500 million in 2004. The usage volume of long distance calls was 31.6 billion minutes in 2005, representing an increase of 1.8 billion minutes, or 6.0%, from 29.8 billion minutes in 2004. The decrease in revenue was mainly resulted from a decrease in our realized tariff due to the continuous increase in the proportion of long distance calls carried on our VOIP network.

Value-added services. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, PHS short messages, ring tone, telephone information services, tele-conferencing and other value-added services.

Revenue from our value-added services was RMB4,000 million in 2005, representing an increase of RMB1,007 million, or 33.6%, from RMB2,993 million in 2004. With the continuous expansion of subscriber base in our service regions, value-added services revenue generated from fixed-line telephone and PHS services has become one of our main sources of revenue growth. In 2005, penetration of our caller identification service reached 65.9%, while the number of PHS short messages amounted to 6.8 billion, representing an increase of 241% as compared with the previous year.

Interconnection services. Revenue from our interconnection services represents interconnection fees charged to other domestic telecommunications carriers and associates for interconnection of both local and long distance calls.

Revenue from our interconnection services with domestic carriers was RMB6,517 million in 2005, representing an increase of RMB1,076 million or 19.8%, from RMB5,441 million in 2004. The increase was primarily due to increases in the interconnection fees from other domestic carriers, and that the Company began to settle interconnection fees with associates.

Upfront connection fees. Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of fixed-line telephone services.

Revenue from our upfront connection fees was RMB3,405 million in 2005, decreased by RMB941 million, or 21.7%, from RMB4,346 million in 2004, and will continue to decline in the coming years until they are amortised completely.

Broadband Services
Our broadband services refer to those with revenue generated from DSL, LAN, and broadband-related value-added services.

With phenomenal growth in revenue, broadband services have become the major revenue driver of the Company. Revenue of broadband services was RMB7,812 million in 2005, representing a increase of RMB2,610 million, or 50.2%, from RMB5,202 million in 2004. The growth in revenue from brandband services is mainly attributable to the sustained expansion of subscriber base and enriched broadband content services. As of the end of 2005, the number of broadband services subscribers in our service regions was 11.48 million, representing an increase of 2.99million, or 35.1%, from 8.49 million in 2004.

Other Internet-related Services
Other Internet-related services of the Company refer to those with revenue generated from the provision of Internet dial-up (other than communication fees) and dedicated Internet access services.

Revenue from other Internet-related services of the Company was RMB540 million in 2005, representing a drop of RMB464million, or 46.2%, from RMB1,004 million in 2004. The fall was mainly due to the increasing number of subscribers following the development of broadband services.

Business and data communications services
Managed data services. Revenue from our managed data services represents fees that we charge for DDN, frame relay, ATM, MPLS VPN and X.25 services.

Revenue from our managed data services was RMB1,395 million in 2005, representing a drop of RMB125 million, or 8.2%, from RMB1,520 million in 2004. The drop was primarily due to decrease in realized tariff as a result of intensified market competition.

Leased line services. Revenue from our leased line services represents fees that we receive from our business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers.

Operating revenue from our leased line service was RMB2,238 million in 2005, representing an increase of RMB143 million, or 6.8%, from RMB2,095 million in 2004. This was primarily attributable to our effective competition strategy in actively exploring business customer group and attracting more companies to lease our networks. As such, we successfully made up for the decline in leased line revenue resulting from a shift of other carriers to their own networks.

Other services. Revenue from other services includes revenue from service and maintenance fees, lease payments for non-telecommunications equipment and revenue from sales of products such as PHS and DSL modems.

Revenue from other services was RMB2,345 million in 2005, representing an increase of RMB985 million, or 72.4%, from RMB1,360 million in 2004. The increase was mainly due to a faster growth in revenue from terminal sales in connection with our communications services.

International telecommunications services
Revenue from our international telecommunications services consists of fees charged for provision to carrier customers of wholesale voice services, and leased line, Internet, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

Revenue from our international telecommunications services was RMB3,255 million in 2005, representing an increase of RMB612 million, or 23.2%, from RMB2,643 million in 2004. The increases were primarily due to a rapid increase in revenue from leased line services, interconnection fees and managed data services of our international telecommunications services.

Operating expenses

The key components of our operating expenses are depreciation and amortisation expenses, network, operations and support expenses, selling, general and administrative expenses, staff costs and other operating expenses. Under our strategy in stringently controlling cost and boosting efficiency in 2005, operating expenses continued to record a relatively low growth of RMB754 million or 1.1% from RMB65,973 million in 2004 to RMB66,727 million in 2005. Such growth rate was substantially lower than the rise in revenue.


                                                                            Years Ended 31 December
                                                                 2004                                2005
                                                                      Percentage                           Percentage
                                                         Amount        of revenue            Amount        of revenue
                                                                   (RMB in millions, except percentage data)

Depreciation and amortisation expenses                   25,180             30.2%            25,049             28.7%
Network, operations and support expenses                 13,973              16.7            14,417              16.5
Selling, general and administrative expenses             12,877              15.4            13,438              15.4
Staff costs                                              11,950              14.3            12,333              14.1
Other operating expenses                                  1,993               2.4             1,490               1.7

Total operating expenses                                 65,973              79.0            66,727              76.5

Depreciation and amortisation expenses

We depreciated our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. In 2005, our depreciation and amortisation expenses were RMB25,049 million, representing a reduction of RMB131 million, or 0.5%, from RMB25,180 million in 2004. The decrease was primarily attributable to the revaluation deficit of our fixed assets upon acquisition of telecom businesses and assets of the acquired business in the four northern provinces including Shanxi etc., resulting in a slight decline in our total assets. In the meantime, the steady fall in our capital expenditure is also a major factor pulling down the expenses.

Network, operations and support expenses

Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of our telecommunications networks, interconnection fees, utility expenses and installation fees for additional access lines put in service each year. In 2005, these expenses amounted to RMB14,417 million, representing an increase of RMB444 million, or 3.2%, from RMB13,973 million in 2004. The increase was primarily attributable to increase in the number of customers and in interconnection volume between the Company and the other carriers and associates. As a result, interconnection fees gradually increased. However, as the Company continued the implementation of centralized management of resources, thereby reducing the repair and maintenance expenses by RMB751 million, or 14.4%, as compared to 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expenses.

In 2005, our selling, general and administrative expenses were RMB13,438 million, representing an increase of RMB561 million, or 4.4%, from RMB12,877 million in 2004. The growth in these expenses was primarily attributable to further intensified market competitions in the service regions as well as rise in marketing expenses for securing new customers and retaining old ones. As a result of our commitment in reducing administrative and management expenses, our office expenses, convention expenses and traveling expenses continued to decrease, reflecting further optimized allocation of our resources.

Staff costs

Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and others.

In 2005, our staff costs were RMB12,333 million, representing an increase of RMB383 million, or 3.2%, from RMB11,950 million in 2004, which was primarily attributable to a modest raise in staff salary and benefits. In 2005, the Company established a preliminary performance-linked system of staff cost allocation and distribution and increased the compensation to front-line staff. Under this system, our labour structure was further optimized. Furthermore, we implemented various employee benefit programmes which had profound effect in attracting talents and motivating our staff.

Other operating expenses

In 2005, other operating expenses of the Company were RMB1,490 million, representing a decrease of RMB503million, or 25.2%, from RMB1,993 million in 2004, which was mainly due to our rigid and effective control over other operating expenses.

Operating profit before interest income, dividend income and deficit on revaluation of fixed assets
In 2005, our operating profit before interest income, dividend income and deficit on revaluation of fixed assets was RMB20,505 million, representing an increase of RMB2,984 million, or 17.0%, from RMB17,521 million in 2004, which was primarily attributable to the higher increase in revenue over the increase in operating expenses.

Profit from operations
In 2005, our profit from operations was RMB20,691 million, representing an increase of RMB14,384 million, or 228.1%, from RMB6,307 million in 2004. This was primarily attributable to the revaluation deficit of fixed assets of RMB11,318 million upon acquisition of telecommunications business and assets of the acquired business in the four northern provinces including Shanxi etc.. Another important factor for the significant increase in operating profit was the higher growth rate of revenue compared to operating expenses.

Finance costs
In 2005, our finance costs were RMB3,374 million, representing a decrease of RMB556 million, or 14.1%, from RMB3,930 million in 2004, which was primarily attributable to the slight increase in exchange gain resulted from the appreciation of Renminbi and a decrease in total bank loans.

Taxation
In 2005, our taxation expense was RMB3,429 million, with an effective tax rate of 19.8%.

Our effective tax rate was lower than the State statutory tax rate, mainly because the revenue from upfront connection fees that we recognized during the period were exempted from taxation under the PRC laws. Another reason was that the Company enjoyed a tax reduction of RMB837million after making up the accumulated pre-restructuring losses with current profit. Yet, such factor is non-recurring in nature and will no longer affect effective tax rate in the future.

Profit for the year
As a result of the foregoing, our profit for 2005 was RMB13,888 million, representing an increase of RMB11,189 million, or 414.6%, from RMB2,699 million in 2004.

Profit for the year reconciled to US GAAP
Our consolidated profit for 2005 determined under US GAAP was RMB10,465 million. Our profit for 2005 determined under US GAAP was lower than that under Hong Kong GAAP. This was principally due to a revaluation deficit of RMB25,778 million in 2003 taken to the carrying value of our assets under Hong Kong GAAP and the revaluation deficit of RMB11,318 million in 2004 of business and assets acquired by the Company in the four northern provinces. in 2005, which resulted in lower depreciation charges recorded under Hong Kong GAAP than those under U.S. GAAP. The Company expects that this factor will continue to contribute to a major difference in the accounts prepared under the two sets of GAAPs in the coming years.

Capital expenditures
The following table sets forth our actual or planned total capital expenditures for the periods indicated:

                                                              (RMB in millions)

2003                                                                     36,450
2004                                                                     28,256
2005                                                                     27,562
2006 (Planned)                                                           27,300

In 2005, our capital expenditures were RMB27,562million, representing a decline of RMB694million, or 2.5%, over RMB28,256 million in 2004, which was primarily attributable to our focus in improving the utilization rate of our existing network equipment, implementation of efficiency-based capital expenditure policy, and the reasonable reduction in capital expenditures. During the year, we continued to increase investments in operation and supporting systems, with an endeavour of providing customers with better network, billing and sales services. In addition, we were committed to improving the quality of our broadband services and expanding our broadband network coverage with increased investment in broadband and content services segments. On the other hand, in 2005 the investment in the PHS segment was moderately reduced as we shifted our focus from expansion to optimization of the existing PHS network.

It is expected that our capital expenditures are subject to uncertainty, and actual capital expenditures in the future may differ significantly from our budget. The timing, amount and nature of capital expenditures are subject to various factors, including the general economic environment, customer's demand, technology development and other relevant factors.

We anticipate that we will utilize cash derived from operating activities, short- and long-term loans, debentures and other borrowings and equity financing to satisfy our capital expenditure needs. We consider that we have sufficient capital resources to satisfy our capital expenditure requirements in the future.

Liquidity and capital resources

Liquidity
Our net cash outflow in 2005 was RMB5,707 million , representing a decrease of RMB8,915 million from the net cash inflow of RMB3,208 million in 2004. The reason for the decrease in net cash inflow compared with 2004 was that we derived substantial amount of cash from the global offering in the fourth quarter in 2004, resulting in a significant increase in cash and cash equivalents at the end of 2004.

The following table summarizes our net cash flows for the periods indicated:


                                                                                          Years Ended 31 December
                                                                                               2004              2005
                                                                                                (RMB in millions)

Net cash inflow from operating activities                                                    33,653            33,557
Net cash outflow from investing activities                                                  (28,702)          (24,608)
Net cash outflow from financing activities                                                   (1,743)          (14,656)

Net cash inflow/(outflow)                                                                     3,208            (5,707)

Net cash inflow from operating activities
Our net cash inflow from operating activities in 2005 was RMB33,557 million, representing a decrease of RMB96 million, or 0.3%, from RMB33,653 million in 2004. The main reason for the decrease in net cash inflow from operating activities compared with 2004 was that, according to the relevant PRC regulations on domestic profits tax, provision for profits tax of the Company for 2004 was mainly utilized in 2005, resulting in a cash outflow for profits tax of RMB4,065 million for the year. Taking no account of the cash outflow from income tax and other factors the net cash inflow from generated from operations of the Company would have been RMB40,732 million, which represented an increase of RMB3,298 million, or 8.8%, from RMB37,434 million in 2004.

Set out below is a breakdown of our net cash inflow from operating activities for the periods indicated:


                                                                                          Years Ended 31 December
                                                                                               2004              2005
                                                                                                (RMB in millions)

Net cash inflows generated from operations                                                   37,434            40,732
Interest received                                                                                86               157
Dividends received                                                                               17                29
Interest paid                                                                                (3,877)           (3,296)
profits tax paid                                                                                 (7)           (4,065)

Net cash inflow from operating activities                                                    33,653            33,557


Net cash outflow from investing activities
Our net cash outflow from investing activities in 2005 was RMB24,608 million, representing a decrease of RMB4,094 million, or14.3%, from RMB28,702 million in 2004. The relatively substantial decrease in net cash outflow from investing activities in 2005 was primarily attributable to our further efforts to trim capital expenditures and the cash inflow from our disposal of short-term securities investment acquired in 2004.

Net cash outflow from financing activities
Our net cash outflow from financing activities in 2005 was RMB14,656 million, representing an increase of RMB12,913 million, or 740.8%, from RMB1,743 million in 2004. The relatively significant rise in net cash outflow from financing activities in 2005 compared with 2004 was primarily attributable to the reduction in loan amount and the cash inflow from global offering in 2004.

Working capital
As at 31 December 2005, our working capital was a shortage of RMB83,900 million, representing an increase of RMB2,311 million, or 2.8%, from the shortage of RMB81,589 million as at 31 December 2004. The increase in working capital shortage was primarily attributable to the reductions in cash on hand and in bank under our strict control over capital risks.

Indebtedness
The following table sets forth our liabilities as at the dates indicated:

                                                                                                As at 31 December
                                                                                               2004              2005
                                                                                                (RMB in millions)

Short-term loans                                                                             44,882            47,341
Long-term bank loans and other loans, current portion                                        11,727             6,846
Long-term bank loans and other loans excluding current portion                               26,052            18,143
Deferred consideration, current portion                                                           --             1,960
Deferred consideration, excluding current portion                                                 --             7,840

Total liabilities                                                                            82,661            82,130

As at 31 December 2005, our total liabilities were RMB82,130 million, which included a deferred consideration of RMB9,800 million with respect to our acquisition of telecom businesses and assets in the four northern provinces including Shanxi etc. in 2005. Taking no account of the deferred consideration of RMB9,800 million, total liabilities of the Company as at 31 December 2005 would have been RMB72,330 million, representing a decrease of RMB10,331 million, or 12.5%, from RMB82,661 million in 2004. The Company repaid its liabilities with cash inflow from operating activities and cash and cash equivalents in hand.

As at 31 December 2005, the Company's short-term loan represent 68.4% of total liabilities, which was about the same compared with 68.5% as at 31 December 2004.

As at 31 December 2005, the debt-to-capital ratio of the Company was 50.1%. (3)

(3) Debt to capital ratio as at 31 December 2005 represented ratio of total liabilities to sum of total liabilities, owner's equity and balance of deferred revenue.

As at 31 December 2005, our aggregate unutilized credit facilities were RMB104,731 million.

Contractual obligations and commitments
The following table sets forth our aggregate payments as at 31 December 2005 in respect of contractual obligations and commercial commitments in future years:


                                                      Payments Due (by stages as indicated)
                                                                (RMB in millions)
                                 Total         2006         2007         2008         2009         2010    Thereafter

Short-term loans                47,341       47,341           --           --           --           --            --
Long-term loans                 24,989        6,846        8,659        5,800           95           94         3,495
Operating leases committees      4,066          994          434          333          308          298         1,699
Capital commitments              1,854        1,678          170            6           --           --            --

Total liabilities               78,250       56,859        9,263        6,139          403          392         5,194


Market risks and risk management
Market risks are the risks of loss of financial instruments held or issued by us for non-trading purposes arising from adverse changes in market prices, including interest rates and foreign exchange rates. The Company is subject to various risks in the normal course of its business, including market risk associated with interest rate movements and exchange rate movements on Renminbi denominated assets and Liabilities.

Foreign exchange risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. Fluctuations in Renminbi exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the US dollar), of our net assets, earnings and any declared dividends.

We are exposed to foreign currency risk primarily as a result of our foreign currency borrowings for purchases of telecommunications equipment from overseas suppliers in the past. In addition, we receive some of our revenue from our international telecommunications services and pay related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated operations and, to a limited extent, cash and cash equivalents denominated in foreign currencies.

As the reform of the PRC foreign exchange market gathered momentum, exchange rate of Renminbi began to rise since July 2005. As our borrowings denominated in foreign currencies significantly exceeded our cash and cash equivalents denominated in foreign currencies since July 2005, we recorded an exchange gain of RMB232 million As the exchange rate of Renminbi is subject to various factors, its effect on our exchange gain and loss in future years remain uncertain.

We have entered into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks and may continue to do so in the future.

Interest rate risk

The People's Bank of China has the sole authority in the PRC to establish the official interest rates for Renminbi-denominated loans. Financial institutions in the PRC set their effective interest rates within the range established by the People's Bank of China. Interest rates and payment methods on loans denominated in foreign currencies are set by the financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

We are subject to risks arising from fluctuations in interest rates on our debts. The majority of our liabilities are loans from banks in the PRC. Rise in interest rates will increase the cost of new borrowings and interest expenses of outstanding floating rate liabilities. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments.

Report of the Directors

The directors are pleased to present their annual report together with the audited financial statements for the year ended 31 December 2005.

Principal activities

The Group is a dominant provider of fixed-line telephone services, broadband, other internet-related services, and business and data communications services in ten northern municipalities and provinces in China, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province. The Group also provides telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in China. The Group operates an extensive network and offers international data services in the Asia Pacific region. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of fixed-line telecommunications and related services.

Major customers and suppliers

The Group's aggregate sales attributable to its five largest customers did not exceed 30 per cent. of the Group's total sales in 2005.

The Group's aggregate purchases from its five largest suppliers did not exceed 30 per cent. of the Group's total purchases in 2005.

Subsidiaries

Particulars of the Company's subsidiaries as at 31 December 2005 are set out in note 26 to the financial statements.

Financial statements

The results of the Group for the year ended 31 December 2005 and the Company's and the Group's financial positions as at that date are set out in the financial statements on pages [o] to [o].

Dividends

The Company has always held in the highest regard the interests of and returns achieved for its shareholders. Having taken into account such factors as our results of operations, cash flows, financial condition, future prospects, and statutory and regulatory restrictions on the payment of dividend by the Company, the Board recommends payment of a final dividend of HK$[o] per share and a total dividend of HK$[o] million for the financial year ended 31 December 2005. In 2005, the Company has made an acquisition which was completed on 31 October 2005. The Company's net profits for the year ended 31 December 2005 available for distribution were in the total sum of HK$[o] million, consisting of the net profit of the Company (without taking into account the assets acquired) for the full year of 2005 and the net profit attributable to China Netcom Group New Horizon Communications Corporation Limited (being the assets acquired) from 31 October 2005 (being the completion date of the acquisition) to 31 December 2005 (excluding upfront connection fees). The dividend payout ratio for 2005, based on the said net profit of HK$[o] million is [o]%. If the relevant resolution relating to declaration of dividend is passed, the dividend will be distributed on or about 6 June 2006 to shareholders whose names are registered on the Company's shareholders' register on 16 May 2006.

Charitable donations

Donations made by the Group during the year amounted to RMB0.8 million (2004:
RMB24 million).

Fixed assets

Changes of the fixed assets of the Group and the Company during the year are set out in note 21 to the financial statements.

Bank and other loans

Particulars of bank and other loans of the Group as at 31 December 2005 are set out in note 29 to the financial statements.

Share capital and share option scheme

Details of the Company's share capital and share option scheme are set out in note 34 and note 35, respectively, to the financial statements. Information on the share option scheme can also be found in the paragraphs "Share option scheme" and "Supplementary Information for American Depositary Shares Holders" below.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Reserves

Changes to the reserves of the Company and the Group during the year are set out in note 36 to the financial statements, and consolidated statement of changes in equity, respectively.

Financial summary

A summary of the audited results and of the audited assets and liabilities of the Group for the last four financial years is set out on pages [o] to [o].

Connected Transactions

(1)   The Acquisition
      The Company, China Netcom Group Corporation (BVI) Limited ("CNC BVI"), the direct controlling shareholder of the Company and China Network Communications Group Corporation ("China Netcom Group"), the ultimate controlling shareholder of the Company, entered into a conditional sale and purchase agreement (the "Acquisition Agreement") on 12 September 2005, pursuant to which the Company agreed to acquire the entire equity interests of China Netcom Group New Horizon Communications Corporation
      (BVI) Limited (the "Target Company") from CNC BVI (the "Acquisition"). The Target Company holds the business operations and assets in telecommunications of China Netcom Group in Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province through China Netcom Group New Horizon Communications Corporation Limited ("New Horizon Communications"). The purchase price of the Acquisition was RMB12,800 million, the initial consideration of RMB3,000 million was satisfied on completion of the Acquisition, and the payment of the balance in the amount of RMB9,800 million is deferred. From the date of completion of the Acquisition, the deferred consideration and interest on the actual amount of the deferred consideration remaining outstanding will be repaid at half-yearly intervals, and the interest rate is 5.265% per annum. The repayment of deferred consideration at each half-yearly interval will be in equal amount of RMB980 million. The Acquisition was announced by the Company on 12 September 2005, and the details was contained in a circular which was despatched to the shareholders of the Company on 23 September 2005. The Acquisition was completed on 31 October 2005.

(2)   Continuing connected transactions
      As of the date of this report, China Netcom Group, as the ultimate controlling shareholder of the Company, beneficially owned 70.49% of the Company's issued share capital. China Netcom Group is therefore a connected person of the Company. In October 2004, China Netcom (Group) Company Limited ("CNC China"), a wholly owned subsidiary of the Company, entered into certain agreements with China Netcom Group, and certain ongoing transactions between CNC China on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other ("Continuing connected transactions relating to CNC China") were conducted in accordance with the provisions under the aforesaid agreements up to 31 October 2005. In order to facilitate the management of all continuing connected transactions of the Company in China after the completion of the Acquisition, New Horizon Communications, CNC China and China Netcom Group entered into certain connected transaction agreement on 12 September 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or associates (other than the Group) on one hand and the Group on the other in respect of the Group's operations in 12 provinces, autonomous region and municipalities in China, and these agreements would replace the existing connected transaction agreements between CNC China and China Netcom Group after the completion of the Acquisition. Certain ongoing transactions between CNC China and New Horizon Communications on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other as from 31 October 2005 ("Continuing connected transactions relating to CNC China and New Horizon Communications") were conducted in accordance with the provisions under the new agreements.

      On 30 June 2004, Asia Netcom Corporation Limited ("Asia Netcom"), a wholly owned subsidiary of the Company, entered in certain transactions and a series of connected transaction agreements with East Asia Netcom Ltd. ("EANL"), a connected person of the Company by virtue of being an indirect wholly owned subsidiary of China Netcom Group.

      These transactions between CNC China, New Horizon Communications and China Netcom Group and between Asia Netcom and EANL (the "Continuing Connected Transactions") constitute continuing connected transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd (the "Listing Rules"). Details of the Continuing Connected Transactions are set out below and in note 40 to the financial statements regarding relative transactions with ultimate holding company, fellow subsidiaries and other related companies. For the financial year ended 31 December 2005, the Continuing Connected Transactions have not exceeded their respective upper limits set by the Hong Kong Stock Exchange. In respect of all the connected transactions of the Company as stated in this report, the Company has complied with the disclosure requirements under the Listing Rules in force from time to time.

Continuing connected transactions relating to CNC China

The following continuing connected transaction agreements took effect until the completion of Acquisition.

Interconnection Settlement Agreement

CNC China and China Netcom Group agreed to interconnect their respective networks and settle the charges received in respect of domestic and international long distance voice services within their respective service regions on a monthly basis.

For domestic long distance voice services between China Netcom Group and CNC China (except services between subsidiaries of China Netcom Group in four provinces and autonomous region and the branch companies of CNC China in six provinces and municipalities), the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute or RMB0.09 per minute (depending on whether the call terminates within or outside the network of either party).

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by each party.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators less the amount paid to China Netcom Group at the rate of RMB0.06 per minute or RMB0.09 per minute (depending on whether the call terminates within the network of China Netcom Group or other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by each party.

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above may be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

Property Leasing Agreement

Pursuant to the Property Leasing Agreement:

(i) CNC China leases to China Netcom Group certain properties located throughout the Company's northern service region and southern service region, for use as offices and other ancillary purposes; and

(ii) China Netcom Group leases to CNC China certain properties located throughout the Company's northern service region and southern service region, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by CNC China and by China Netcom Group under the Property Leasing Agreement are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates.

Property Sub-leasing Agreement

China Netcom Group agreed to sub-let to CNC China certain properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

The amounts payable by CNC China under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

Master Services Sharing Agreement

Pursuant to the Master Services Sharing Agreement:

(i) CNC China agreed to provide customer relationship management services, network management services and supporting services such as billing and settlement to China Netcom Group, and to share with China Netcom Group the services provided by the administrative and managerial staff at the headquarters of CNC China in respect of the central management of both CNC China and China Netcom Group; and

(ii) China Netcom Group agreed to provide to CNC China supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services, and certain other shared services, and to provide certain office space in Beijing to CNC China for use as its principal executive office.

The above services are shared between CNC China and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by CNC China or China Netcom Group for the provision of such services are apportioned between CNC China and China Netcom Group according to the annual revenues generated by each party.

Engineering and Information Technology Services Agreement

The Engineering and Information Technology Services Agreement govern the arrangements with respect to the provision of certain engineering and information technology-related services to CNC China by China Netcom Group, including planning, surveying and design services, construction services and supervision services in relation to telecommunications engineering projects, and information technology services.

The charges payable for such services are determined with reference to market rates. In addition, where the value of any single item of services exceeds RMB0.5 million (for design or supervision-related services), or where the value of any single item of services exceeds RMB2 million (for construction-related services), the award of such services will be subject to tender. The charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

Materials Procurement Agreement

Under the Materials Procurement Agreement, CNC China may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment, and may purchase from China Netcom Group certain products. China Netcom Group also agreed to provide to CNC China related storage and transportation.

Commission and/or charges are not to exceed the maximum rate of 3 per cent. of the contract value for the domestic materials procurement services and 1 per cent. of the contract value for imported materials procurement services. The price for the purchase of China Netcom Group's products is determined with reference to the following pricing principles and limits ("Pre-Acquisition Pricing Principles"):

(a)   The government-fixed price;

(b)   Where item (a) does not apply, the government guidance price;

(c)   Where items (a) and (b) do not apply, the market price; or

(d) Where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

Commission charges for the storage and transportation services are determined with reference to market rates.

Payments under the Materials Procurement Agreement will be made as and when the relevant equipment or products have been procured and delivered.

Ancillary Telecommunications Services Agreement

The Ancillary Telecommunications Services Agreement govern the arrangements with respect to the provision of certain ancillary telecommunications services to CNC China by China Netcom Group, including certain telecommunications pre-sale, on-sale and after-sale services.

The charges payable for the services described above are determined with reference to the Pre-Acquisition Pricing Principles. The service charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

Support Services Agreement

Under the Support Services Agreement, China Netcom Group provide CNC China with various support services, including equipment leasing and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services.

The charges payable for the services described above are determined with reference to the Pre-Acquisition Pricing Principles. The service charges are settled between CNC China and China Netcom Group as and when relevant services are provided.

Telecommunications Facilities Leasing Agreement

Under the Telecommunications Facilities Leasing Agreement, China Netcom Group leases inter-provincial fibre-optic cables within the Company's northern and southern service regions and certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellites facilities) to CNC China.

The rental charges for the leasing of inter-provincial fibre-optic cables and international telecommunications resources are based on the annual depreciation charges of such fibre-optic cables and resources, and are settled between CNC China and China Netcom Group on a quarterly basis.

Continuing connected transactions relating to CNC China and New Horizon Communications

The following continuing connected transaction agreements have come into effect only after the completion of Acquisition.

Domestic Interconnection Settlement Agreement

Pursuant to the Domestic Interconnection Settlement Agreement:

New Horizon Communications, CNC China (New Horizon Communications and CNC China are collectively referred to as the "Combined Operating Group") and China Netcom Group agreed to interconnect the network of China Netcom Group on the one hand and that of the Combined Operating Group on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

For domestic long distance voice services between China Netcom Group and the Combined Operating Group, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute (in case where the call terminates within the network of either China Netcom Group or the Combined Operating Group) or RMB0.09 per minute (in case where the call terminates outside the network of either China Netcom Group or the Combined Operating Group).

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies formulated by the relevant regulatory authorities in China from time to time.

International Long Distance Voice Services Settlement Agreement

Pursuant to the International Long Distance Voice Services Settlement Agreement:

CNC China and China Netcom Group agreed to interconnect the networks of China Netcom Group and CNC China and settle the charge received in respect of international long distance voice services on a quarterly basis.

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) less the amount paid to China Netcom Group at the rate of RMB0.06 per minute (in case where the call terminates within the network of China Netcom Group) or RMB0.09 per minute (in case where the call terminates within the network of other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of inbound international long distance voice services.

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies formulated by the relevant regulatory authorities in China from time to time.

Property Leasing Agreement

Pursuant to the Property Leasing Agreement:

(i) The Combined Operating Group leases to China Netcom Group some certain properties located throughout the Combined Operating Group's service regions, for use as offices and other ancillary purposes; and

(ii) China Netcom Group leases to the Combined Operating Group some certain properties located throughout the Combined Operating Group's service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by the Combined Operating Group and by China Netcom Group are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.

Property Sub-leasing Agreement

Pursuant to the Property Sub-leasing Agreement:

China Netcom Group agreed to sub-let to the Combined Operating Group certain properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

The amounts payable by the Combined Operating Group under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

Master Sharing Agreement

Pursuant to the Master Sharing Agreement:

(a) The Combined Operating Group will provide customer relationship management services for large enterprise customers of China Netcom Group;

(b) The Combined Operating Group will provide network management services to China Netcom Group;

(c) The Combined Operating Group will share with China Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, operation and maintenance of network, human resources and other related matters of both the Combined Operating Group and China Netcom Group;

(d) The Combined Operating Group will provide to China Netcom Group supporting services such as billing and settlement provided by the business support centre;

(e) China Netcom Group will provide to the Combined Operating Group supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services;

(f) China Netcom Group will provide to the Combined Operating Group certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management; and

(g) China Netcom Group will provide certain office space in its headquarters to the Combined Operating Group for use as its principal executive office.

(h) The Combined Operating Group and China Netcom Group will share the revenues received by China Netcom Group from other operators whose networks interconnect with the Internet backbone network of China Netcom Group and will share the monthly connection fee that China Netcom Group pays to the State Internet Switching Centre.

The Combined Operating Group and China Netcom Group own certain equipment and facilities forming the Internet backbone network of China Netcom Group. This Internet backbone network interconnect with the networks of other operators. Such interconnection generates revenue which is settled with China Netcom Group and shared between China Netcom Group and the Combined Operating Group under the Master Sharing Agreement.

The services set out in paragraphs (a) to (g) above and the revenue and fee set out in paragraph (h) above are shared between the Combined Operating Group and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by the Combined Operating Group or China Netcom Group for the provision of the services set out in paragraphs (a) to (g) above and the revenue and fee receivable and payable by China Netcom Group as referred to in paragraph
(h) above are apportioned between the Combined Operating Group and China Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis.

Engineering and Information Technology Services Agreement

The Engineering and Information Technology Services Agreement governs the arrangements with respect to the provision of certain engineering and information technology-related services to the Combined Operating Group by China Netcom Group, which include planning, surveying and design services in relation to telecommunications engineering projects, construction services in relation to telecommunications engineering projects, supervision services in relation to telecommunications engineering projects and information technology services.

The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design of supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

Materials Procurement Agreement

Pursuant to the Materials Procurement Agreement, the Combined Operating Group may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment, and may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories. China Netcom Group further agreed to provide to the Combined Operating Group storage and transportation services related to the procurement and purchase of materials or equipment.

Commission and/or charges for the domestic materials procurement services shall not exceed the maximum rate of 3% of the contract value. Commission and/or charges for the above imported materials procurement services shall not exceed the maximum rate of 1% of the contract value. The price for the purchase of China Netcom Group's products is determined with reference to the following principles and limits (the "Post-Acquisition Pricing Principles"):

 (a)  the government fixed price;

 (b) where there is no government fixed price but a government guidance price exists, the government guidance price;

 (c) where there is neither a government fixed price nor a government guidance price, the market price; or

 (d) where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

Commission charges for the storage and transportation services are determined with reference to market rates.

Payments under the Materials Procurement Agreement will be made as and when the relevant equipment or products have been procured and delivered.

Ancillary Telecommunications Services Agreement

The Ancillary Telecommunications Services Agreement governs the arrangements with respect to the provision of ancillary telecommunications services to the Combined Operating Group by China Netcom Group, which include certain telecommunications pre-sale, on-sale and after-sale services, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers' services.

The charges payable for the services described above are determined with reference to the Post-Acquisition Pricing Principles, and the service charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

Support Services Agreement

Pursuant to the Support Services Agreement, China Netcom Group provides the Combined Operating Group with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employing training services and advertising services and other support services.

The charges payable for the services described above are determined with reference to the Post-Acquisition Pricing Principles, and are settled between the Combined Operating Group and China Netcom Group as and when relevant services are provided.

Telecommunications Facilities Leasing Agreement

Pursuant to the Telecommunications Facilities Leasing Agreement, China Netcom Group leases inter-provincial fiber-optic cables within the Combined Operating Group's service regions to the Combined Operating Group, and leases certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to the Combined Operating Group, and China Netcom Group leases certain other telecommunications facilities required by the Combined Operating Group for its operations.

The rental charges and service charges for the leasing of inter-provincial fiber-optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber-optic cables, resources and telecommunications facilities provided that such charges shall not be higher than market rates. The Combined Operating Group shall be responsible for the on-going maintenance of such inter-provincial fiber-optic cables and international telecommunications resources. The Combined Operating Group and China Netcom Group shall determine and agree on which party is to provide maintenance services to the other telecommunications facilities leased by China Netcom Group to the Combined Operating Group based on the latter's operational requirements. Unless otherwise agreed by the Combined Operating Group and China Netcom Group, such maintenance service charges shall be borne by the Combined Operating Group. If China Netcom Group shall be responsible for maintaining the other telecommunications facilities that it leases to the Combined Operating Group based on the latter's operational requirements, the Combined Operating Group shall pay to China Netcom Group the relevant maintenance service charges which shall be determined with reference to market rates. Where there are no market rates, the maintenance charges shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to China Netcom Group under the Telecommunications Facilities Leasing Agreement will be settled between the Combined Operating Group and China Netcom Group on a quarterly basis.

Continuing connected transactions relating to Asia Netcom

Capacity Purchase Agreement
Asia Netcom and its subsidiaries receive from EANL and its subsidiaries a certain amount of long-term telecommunications capacity on the submarine network. The purchased capacity consists of (i) an initial fixed amount of capacity; (ii) an additional amount of capacity up to a maximum figure to be activated upon written notice to EANL; and (iii) further additional amount of capacity that may be ordered within three years following the date of the Capacity Purchase Agreement.

The charges payable by Asia Netcom to EANL for the initial capacity and charges payable for the additional capacity activated are based on market rates determined by reference to a similar transaction between Asia Netcom and a third party in January 2004 ("Benchmark Transaction") duly adjusted to take into account of advance receipt of payment prior to the delivery of the capacity. The pricing of the further additional capacity is to be determined between Asia Netcom and EANL prior to the placement of the actual order for such capacity.

In addition to the above charges, Asia Netcom pays EANL an annual operation and maintenance fee equal to 4% of the total charges payable by Asia Netcom to EANL for the capacity activated and ordered under the Capacity Purchase Agreement (in so far as such capacity has not been terminated) which is based on current market rate.

Capacity Lease Agreement
Pursuant to the Capacity Lease Agreement with EANL, Asia Netcom and its subsidiaries lease from EANL and its subsidiaries a fixed amount of capacity on EANL's telecommunications network, and may order additional lease capacity from EANL and its subsidiaries.

EANL and its subsidiaries agreed to permit Asia Netcom or any of its subsidiaries to interconnect its communications system with the leased capacity, and to connect such amount of capacity to the facilities of its backhaul suppliers and/or local exchange carrier. Furthermore, upon request by Asia Netcom, EANL and its subsidiaries are to use their best efforts to provide to Asia Netcom or its subsidiaries with local connectivity with end-users in jurisdictions where Asia Netcom or its subsidiaries are not otherwise authorised to provide services.

The charges payable by Asia Netcom to EANL for the initial lease capacity are determined based on market rates by reference to the Benchmark Transaction, as adjusted to take into account the particular circumstances under the Capacity Lease Agreement. The pricing for any additional lease capacity is to be agreed by Asia Netcom and EANL prior to the order for such capacity. These charges are payable quarterly in arrears.

The connections charges payable by Asia Netcom to EANL is the pro rata share of reasonable and actual expenses incurred by EANL in making such connections. The local connectivity charges payable by Asia Netcom to EANL is EANL's lowest wholesale price without discount, or, if the local connectivity is provided by an unrelated carrier, the amount charged to EANL by such unrelated carrier, without surcharge. Such charges for local connectivity are payable quarterly in arrears.

Management Services Agreement
Pursuant to the Management Services Agreement, Asia Netcom and its subsidiaries provide EANL and its subsidiaries with certain services, including government and corporate affairs services, treasury services, financial services, information technology services, legal and corporate secretarial services, tax services, payment services, and comprehensive engineering and operation services in relation to the submarine network.

The charges payable for the above services (except for the payment services) are determined on the basis of costs plus reasonable profits, but cannot exceed the market price for the provision of such services.

The charges payable for the payment services are the amounts required to reimburse all payments made by Asia Netcom and its subsidiaries on behalf of EANL and its subsidiaries in performing such services.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(i)   in the ordinary and usual course of its business;

(ii) either on normal commercial terms or, where there are no sufficient comparables, on terms no less favourable than the terms the Company could have obtained from an independent third party; and

(iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The board of directors has received a letter from the auditors of the Company stating that the Continuing Connected Transactions:

(A)   have received the approval of the Company's board of directors;

(B) were carried out in accordance with the pricing policy as stated in note 40 to the financial statements for the year ended 31 December 2005;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits set by the Hong Kong Stock Exchange for the financial year ended 31 December 2005.

Directors

The directors for this financial year are:

Executive Directors
Zhang Chunjiang
Tian Suning
Zhang Xiaotie
Miao Jianhua
Jiang Weiping                                  (re-designated as an
2005)                                          Executive Director on 7 December

Non-executive Directors
Li Liming
Jose Maria Alvarez-Pallete                     (appointed on 12 September 2005)
Keith Rupert Murdoch                           (resigned on 12 September 2005)
Yan Yixun

Independent Non-executive Directors
John Lawson Thornton
Victor Cha Mou Zing
Qian Yingyi
Hou Ziqiang
Timpson Chung Shui Ming

Alternate Director
Mauricio Sartorius                             (appointed on 12 September 2005)
  (alternate to Mr. Jose Maria
   Alvarez-Pallete)

In accordance with Article 99 of the Company's Articles of Association, Mr. Zhang Xiaotie, Mr. Miao Jianhua, Mr. John Lawson Thornton, and Mr. Victor Cha Mou Zing will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 103 of the Company's Articles of Association, Mr. Jose Maria Alvarez-Pallete will also retire at the forthcoming annual general meeting and, being eligible, offer himself for re-election.

The biographical details of the directors proposed for re-election at the forthcoming annual general meeting ("Directors for Re-election") are set out on pages [o] to [o]. Except as disclosed in such biographical details, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographical details, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except for the share options granted to the Directors for Re-election (other than Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing and Mr. Jose Maria Alvarez-Pallete) as set out in the paragraph "Share option scheme" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO").

The service contracts for Mr. Zhang Xiaotie and for Mr. Miao Jianhua do not provide for a specified length of services. Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing and Mr. Jose Maria Alvarez-Pallete have not entered into any service contract with the Company. Each of the Directors for Re-election will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of such directors is entitled to an annual director's fee of HK$250,000 as proposed by the board of directors and approved by the shareholders of the Company at the annual general meeting held on 20 May 2005. Director's fees are payable on a time pro-rata basis for any non full year's service. In addition, Mr. John Lawson Thornton is entitled to an additional annual fee of HK$100,000 as a member of the Compensation and Nomination Committee and the Corporate Governance Committee, Mr. Victor Cha Mou Zing is entitled to an additional annual fee of HK$100,000 as a member of the Audit Committee and the Compensation and Nomination Committee and Mr. Jose Maria Alvarez-Pallete is entitled to an additional annual fee of HK$50,000 as a member of the Strategic Planning Committee.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor there is any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

Directors' interests in contracts

No contract of significance to which the Company, its holding company, or any of its fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' interest in competing businesses

China Netcom Group is engaged in fixed-line telecommunications business and other related businesses in the PRC and Asia-Pacific which are similar to that of the Company. The executive directors of the Company also hold executive positions with China Netcom Group. On 6 September 2004, China Netcom Group, the Company and CNC China entered into a non-competition agreement, under which China Netcom Group undertakes not to compete with the Company in the businesses as prescribed in the agreement without the Company's prior written consent.

Mr. Zhang Chunjiang and Dr. Tian Suning, the Company's executive directors, have served as directors in PCCW Limited since 1 April 2005. Mr. Jose Maria Alvarez-Pallete is a Director of Telefonica de Espana, Telefonica Moviles, Telefonica Moviles Espana, Telefonica Data, Telefonica Internacional, Telefonica de Argentina, Telefonica CTC Chile, Telefonica de Peru, Compania de Telefonos de Chile Transmisiones Regionales, Telefonica Larga Distancia de Puerto Rico, Telesp and Cointel. In addition, he is a member of the supervisory board of Cesky Telecom. Apart from the above, none of the directors of the Company is or was interested in any business, apart from the Company's business, that competes or competed or is or was likely to compete, either directly or indirectly, with the Company's business at any time during the 2005 financial year up to and including the date of this report.

Directors' and chief executive's interest and short positions in shares, underlying shares and debentures

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Details of such options are disclosed under the paragraph "Share option scheme" below. These share options were granted pursuant to the terms of the share option scheme adopted by the Company.

Apart from those disclosed herein, as at 31 December 2005, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code").

Emolument policy

The emolument policy of the Company is based on the key principles of maintaining competitiveness in the market for talent, retaining talent and rewarding high performance. In line with these key principles, employees are remunerated with a combination of a basic salary, a performance-based bonus and a long-term incentive scheme in the form of a share option scheme for eligible employees, details of which can be found in the paragraph "Share option scheme" below.

The Company has established a Compensation and Nomination Committee, which is responsible for making recommendations to the Board on the Company's emolument policy and structure in relation to all directors, the chief executive officer and other executive officers. The Compensation and Nomination Committee determines the remuneration packages of executive directors and senior management, and make recommendations to the Board on the remuneration of non-executive directors. In making such determination, the Compensation and Nomination Committee considers factors such as salaries payable by comparable companies, the time commitment and responsibilities involved in the relevant position, employment conditions elsewhere in the group of companies to which the Company belongs and the desirability of performance-based remuneration with reference to corporate goals and objectives resolved by the Board from time to time. No director is involved in deciding his or her own remuneration.

Employee retirement benefits

Particulars of the employee retirement benefits of the Group are set out in note 4(q)(i) and note 14 to the financial statements.

Share option scheme

The shareholders of the Company passed a resolution on 30 September 2004 to approve and adopt the share option scheme (the "Share Option Scheme"). Having considered the changes following the completion of the Acquisition and for the purpose of clarifying the relevant scope of the Share Option Scheme, the Board convened a meeting on 6 December 2005 and made minor amendments to the Share Option Scheme.

The main contents of the amended Share Option Scheme are as follows:

(a)   Purpose of the Share Option Scheme
      The purpose of the Share Option Scheme is to provide the Company with a means to incentivise its senior management, to attract and retain talent and to encourage other eligible participants to enhance the value of the Company.

(b)   Participants of the Share Option Scheme
      The directors may invite any person belonging to any of the following classes of participants to take up options to subscribe for the ordinary shares of the Company:

      (i)   the directors (including executive and non-executive directors);

      (ii)  members of the middle-to-senior management; and

      (iii) such class of "specialised professionals" as may be designated by the Compensation and Nomination Committee.

      For the purpose of sub-paragraph (b)(iii) above, "specialised professionals" means such professionals that are important to the development of the Group's business and the management, technical and business development personnel that occupy key positions in the Group. The Compensation and Nomination Committee has the authority to interpret the meaning of "specialised professionals".

(c)  Maximum number of shares and effective options
      (i) The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme must not in aggregate exceed 30 per cent. of the relevant class of securities of the Company in issue from time to time.

      (ii) The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Scheme must not in aggregate exceed 10 per cent. of the shares in issue immediately after the completion of the global offering of shares (and American depositary shares) of the Company in November 2004 (the "General Scheme Limit").

      (iii) Subject to (c)(i) above, the Company may seek approval of the shareholders in general meeting to refresh the General Scheme Limit and may seek separate approval of the shareholders in general meeting to grant options beyond the General Scheme Limit.

      (iv) "Effective options" means the share options granted under the Share Option Scheme, irrespective of whether such options are exercisable in accordance with the relevant vesting schedule; and "vesting schedule" means the arrangement whereby options can be exercised by batch in accordance with the timetable pre-determined by the Share Option Scheme.

(d) As at the date of this report, the total number of securities available for issue under the Share Option Scheme is 237,040,000, representing 3.6 per cent. of the issued share capital of the Company as at the date of this report.

(e)   Maximum entitlement of each participant
      Unless otherwise approved by the shareholders in general meeting, the total number of shares issued and which may fall to be issued upon the exercise of the options granted under the Share Option Scheme (including both exercised or outstanding options) to any participant in any 12-month period shall not exceed 0.2 per cent. of the issued share capital of the Company on the date of grant.

(f) Minimum period for which an option must be held before it can be exercised With respect to the share options granted prior to the listing of the Company's shares on the Stock Exchange, there is a minimum period of 18 months from the later of the date of grant or the date of the listing of the shares on the Stock Exchange before an option can be exercised; with respect to the share options granted after the listing of the Company's shares on the Stock Exchange, there is a minimum period of 24 months from the later of the date of grant or the date of the listing of the shares on the Stock Exchange before an option can be exercised.

(g) Period within which the shares must be taken up under an option
      Any option shall lapse if not exercised within 6 years from the later of the date of grant or the date of the listing and commencement of trading of the shares on the Stock Exchange.

(h) The basis of determining the exercise price for shares
      The exercise price is a price determined by the directors but shall not be less than the highest of: (i) the closing price of the shares on the Stock Exchange on the date of grant; (ii) the average closing price of shares on the Stock Exchange for the five trading days immediately preceding the date of grant; and (iii) the nominal value of the shares.

(i)   Consideration
      No consideration is payable on acceptance of the grant of an option.

(j)   The remaining life of the Share Option Scheme
      Unless otherwise terminated by the Board of Directors in exercise of its power in accordance with the rules governing the Share Option Scheme, the Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme is adopted.

(k)   Amendment to and termination of the Share Option Scheme
      (i) The Board of the Company may amend any of the provisions of the Share Options Scheme and the terms of the options at any time, but not so as to prejudice the rights of the grantees of options.

      (ii) Any alterations to the matters set out in the Listing Rules and alterations which are to the advantage of existing or future grantees of options shall only be made with the approval of shareholders at general meeting.

      (iii) Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature shall be approved by the shareholders of the Company at general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

      (iv) Any change to the authority of the Board in relation to alteration of the terms of the Share Option Scheme shall be approved by shareholders of the Company at general meeting. The amended Share Option Scheme or the terms thereof shall comply with the relevant requirements of the Listing Rules.

      (v) During the effective term of the Share Option Scheme, the Board may at any time terminate the Share Option Scheme or decide not to grant any options under the Share Option Scheme, and in such event the options granted under this Scheme (to the extent not already exercised) may still be exercisable pursuant to the rules of the Share Option Scheme or may be cancelled by the Board pursuant to rules thereof.

      (vi) The Share Option Scheme will be terminated upon the expiry of its effective term and any new share option scheme to be adopted by the Board shall be approved by the shareholders of the Company at general meeting.

As at 31 December 2005, the directors, chief executive and employees of the Company had the following personal interests in options to subscribe for shares of the Company granted under the Share Option Scheme.


                                 No. of shares        No. of shares
                               involved in the          involved in
                                       options           the options                                    Price per share
                                outstanding at        outstanding at                 Date of the        payable for the
                                 the beginning            the end of                    grant of            exercise of
                                    of the year             the year                 the options            the options
                                                                                                              (in HK$)

Directors
Zhang Chunjiang                         920,000               920,000             22 October 2004                8.40
Tian Suning                             920,000               920,000             22 October 2004                8.40
  (also the chief executive officer)

Zhang Xiaotie                           800,000               800,000             22 October 2004                8.40
Miao Jianhua                            700,000               700,000             22 October 2004                8.40
Jiang Weiping                           700,000               700,000             22 October 2004                8.40
Li Liming                               700,000               700,000             22 October 2004                8.40
Yan Yixun                               590,000               590,000             22 October 2004                8.40

(1)   Employees and other
      persons granted with
      options after the
      completion of
      the Acquisition                        --            79,320,000             6 December 2005               12.45

(2)   Employees and other
      persons granted with
      options in 2004               152,390,000           151,373,000             22 October 2004                8.40

Total                                                     236,023,000(a)

Notes:

(a) The total number of shares involved in the options outstanding at the end of the year represents 3.6 per cent. of the issued share capital of the Company as at the date of this report.

(b) Grantees of the share options granted on 22 October 2004 are entitled to exercise the options in the following periods:

     (i) in respect of 40 per cent. of the options granted, from 17 May 2006 to 16 November 2010;

     (ii) in respect of a further 30 per cent. of the options granted, from 17 May 2007 to 16 November 2010; and

     (iii) in respect of the remaining 30 per cent. of the options granted, from 17 May 2008 to 16 November 2010.

(c) Options were granted by the Company on 6 December 2005. The closing price per share on the trading day immediately before 6 December 2005 was HK$12.25.

(d) Grantees of the share options granted on 6 December 2005 are entitled to exercise the options in the following periods:

     (i) in respect of 40 per cent. of the options granted, from 6 December 2007 to 5 December 2011;

     (ii) in respect of a further 30 per cent. of the options granted, from 6 December 2008 to 5 December 2011; and

     (iii) in respect of the remaining 30 per cent. of the options granted, from 6 December 2009 to 5 December 2011.

(e) During the year ended 31 December 2005, no share option has been exercised and share options representing 1,017,000 shares lapsed as a result of the resignation of the employees to whom the share options were granted.

According to the requirements under HKFRS 2, the fair value of the options granted by the Company to its employees (including directors) to subscribe for shares in the Company shall be recognised as expenses in the Company's consolidated income statement. The Company has made retrospective adjustments to the recognized employee benefit costs or liabilities in relation to the grant of options to subscribe for shares in the Company to employees (including directors) in prior years.

Apart from the foregoing, at no time during the year ended 31 December 2005 was the Company, any of its holding companies or subsidiaries or fellow subsidiaries, a party for any arrangement to enable the directors or senior management of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2005 amounting to 5 per cent. or more of the ordinary shares in issue:


                                                                     Number of ordinary                      Percentage
                                                                      shares interested                 of total issued
                                                           directly                  indirectly           share capital
                                                                                                                   (%)

China Network Communications Group Corporation                           --        4,945,148,000(1)(2)             75%
China Netcom Group Corporation (BVI) Limited                 4,647,449,014(1)       297,698,986(1)(2)              75%
Telefonica Internacional, S.A.                                 329,676,450                    --                    5%

Notes:

(1) China Network Communications Group Corporation ("China Netcom Group") beneficially owns 4,647,449,014 shares held by its wholly owned subsidiary, China Netcom Group Corporation (BVI) Limited ("CNC BVI") and 1 share held by CNC Cayman, Limited, a wholly owned subsidiary of CNC BVI. The percentage of total issued share capital beneficially held by China Netcom Group is 70.49%.

(2) China Netcom Group is deemed under the SFO to be interested in 297,698,985 shares held by CNC BVI as trustee on behalf of certain shareholders.

Apart from the foregoing, as at 31 December 2005, no person or corporation had any interest in 5 per cent. or more of or any short position in the issued share capital of the Company as recorded in the registers required to be kept under section 336 of the SFO.

Public Float

As at the date of this report, the Company has maintained the prescribed public float of not less than 23 per cent. of the issued share capital of the Company pursuant to the Listing Rules and as agreed with the Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

Auditors

A resolution for the reappointment of PricewaterhouseCoopers as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the board

Zhang Chunjiang
Executive Chairman

Hong Kong

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Netcom Group Corporation (Hong Kong) Limited will be held on 16 May 2006 at 11:00 a.m. in The Ballroom, Island Shangri-la, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements for the year ended 31 December 2005 and the Reports of the Directors and the Auditors.

2.   To declare a final dividend for the year ended 31 December 2005.

3.   To elect Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5.    "THAT:

      (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of US$0.04 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

      (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

      (c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

            (i) the conclusion of the next annual general meeting of the Company;

            (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held;
                 and

           (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

6. "THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

      (a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

      (b) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

            Such mandate shall expire at the earlier of:

            (i) the conclusion of the next annual general meeting of the Company;

            (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held;
                 and

           (iii) the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

7. "THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By order of the Board

Miao Jianhua
Mok Kam Wan
Joint Company Secretaries

Hong Kong, 28 March 2006

Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Board of Directors has recommended a final dividend for the year ended 31 December 2005 of HK$[o] per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 6 June 2006 to those shareholders whose names appear on the Company's register of members on 16 May 2006.

4. The register of members of the Company will be closed from 11 May 2006 to 16 May 2006 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 10 May 2006.

5. Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2005 Annual Report.

Auditors' Report

TO THE SHAREHOLDERS OF CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED (Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages [o] to [o] which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing the financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 21, 2006

Consolidated Income Statement
For the year ended December 31, 2005

                                                                                            Year ended December 31,
                                                                         Note                  2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3

Revenues                                                                   7                 87,232            83,494

Operating expenses
  Depreciation and amortization                                                             (25,049)          (25,180)
  Networks, operations and support                                                          (14,417)          (13,973)
  Staff costs                                                             14                (12,333)          (11,950)
  Selling, general and administrative                                                       (13,438)          (12,877)
  Other operating expenses                                                                   (1,490)           (1,993)

Total of operating expenses                                                8                (66,727)          (65,973)

Operating profit before interest income, dividend income and
  deficit on revaluation of fixed assets                                                     20,505            17,521

Interest income                                                                                 157                87
Dividend income                                                                                  29                17
Deficit on revaluation of fixed assets                                   21(c)                   --           (11,318)

Profit from operations                                                                       20,691             6,307
Finance costs                                                              9                 (3,374)           (3,930)
Share of loss of associated companies                                                            --                (1)

Profit before taxation                                                                       17,317             2,376

Taxation (charge)/credit                                                  10                 (3,429)              323

Profit for the year                                                                          13,888             2,699

Dividends proposed after the balance sheet date                           12                  3,196               259

Basic earnings per share                                                  13                RMB2.11           RMB0.48

Diluted earnings per share                                                13                RMB2.10           RMB0.48

The notes on pages [o] to [o] are an integral part of these consolidated financial statements.

Consolidated Balance Sheet
As at December 31, 2005

                                                                                            As at December 31,
                                                                         Note                  2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3

Assets

Current assets
  Cash and bank deposits                                                  16                  4,895            10,633
  Short-term investments                                                  17                      2             2,876
  Accounts receivable                                                     18                  7,401             7,174
  Inventories and consumables                                             19                    472             1,243
  Prepayments, other receivables and other current assets                 20                  1,482             1,442
  Due from ultimate holding company and fellow subsidiaries               30                    247             1,087

Total current assets                                                                         14,499            24,455

Non-current assets
  Fixed assets                                                            21                168,663           166,897
  Construction in progress                                                22                  6,822            10,597
  Lease prepayments for land                                              23                  1,949             1,746
  Intangible assets                                                       24                  1,393               382
  Deferred tax assets                                                     33                  3,480             3,804
  Other non-current assets                                                25                  6,034             8,536

Total non-current assets                                                                    188,341           191,962

Total assets                                                                                202,840           216,417

The notes on pages [o] to [o] are an integral part of these consolidated financial statements.


                                                                                            As at December 31,
                                                                         Note                  2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3
Liabilities and equity

Current liabilities
  Accounts payable                                                        27                 16,719            21,125
  Accruals and other payables                                             28                  3,905             4,866
  Short term bank loans                                                  29(a)               47,341            44,882
  Current portion of long term bank and other loans                      29(b)                6,846            11,727
  Due to ultimate holding company and fellow subsidiaries                 30                  8,990            10,080
  Current portion of deferred revenues                                    31                  7,975             8,876
  Current portion of provisions                                           32                  4,029             4,127
  Taxation payable                                                                            2,594               361

Total current liabilities                                                                    98,399           106,044

Net current liabilities                                                                     (83,900)          (81,589)

Total assets less current liabilities                                                       104,441           110,373

Non-current liabilities
  Long term bank and other loans                                         29(b)               18,143            26,052
  Due to ultimate holding company and fellow subsidiaries                 30                  7,840                 --
  Deferred revenues                                                       31                 10,925            13,988
  Provisions                                                              32                  3,174             3,574
  Deferred tax liabilities                                                33                  1,324             1,576
  Other non-current liabilities                                                                  25               588

Total non-current liabilities                                                                41,431            45,778

Total liabilities                                                                           139,830           151,822

Financed by:
  Share capital                                                           34                  2,181             2,181
  Reserves                                                                                   60,829            62,414

Shareholders' equity                                                                         63,010            64,595

Total liabilities & equity                                                                  202,840           216,417


The notes on pages [o] to [o] are an integral part of these consolidated financial statements.

                       Zhang Chunjiang                                            Miao Jianhua

                          Director                                                  Director


Balance Sheet - Company
As at December 31, 2005

                                                                                            As at December 31,
                                                                         Note                  2005              2004
                                                                                                RMB               RMB
                                                                                            million           million

Assets

Current assets
  Cash and bank deposits                                                  16                    540             7,789
  Short-term investments                                                  17                      1             1,651
  Due from subsidiaries                                                   26                    573                 --
  Prepayments, other receivables and other current assets                 20                     26                16

Total current assets                                                                          1,140             9,456

Non-current assets
  Investments in subsidiaries                                             26                 58,577            37,509

Total assets                                                                                 59,717            46,965

Liabilities and equity

Current liabilities
  Accruals and other payables                                             28                     93               140
  Due to subsidiaries                                                     26                 12,820                 --
  Due to ultimate holding company                                                               150               142

Net current (liabilities)/assets                                                            (11,923)            9,174

Total assets less current liabilities                                                        46,654            46,683

Financed by:
  Share capital                                                           34                  2,181             2,181
  Reserves                                                                36                 44,473            44,502

Shareholders' equity                                                                         46,654            46,683

Total liabilities & equity                                                                   59,717            46,965


The notes on pages [o] to [o] are an integral part of these consolidated financial statements.

                       Zhang Chunjiang                                            Miao Jianhua

                          Director                                                  Director



Consolidated Statement of Changes in Equity
For the year ended December 31, 2005

                                                             Attributable to equity holders of the company
                                         Share     Share    Capital Statutory Revaluation    Other  Retained   Minority     Total
                                       capital   premium    reserve   reserve   reserve    reserve  earnings   interest    equity
                                           RMB       RMB        RMB       RMB       RMB        RMB       RMB        RMB       RMB
                                       million   million    million   million   million    million   million    million   million
                                     (Note 34)

Balance as at January 1, 2004,
  as previously reported                 1,819     34,168        --       --      1,998          --      5,391        3     43,379
Adjusted for the Acquisition (Note 2)      --          --        --       --         --      10,283         --       --     10,283

Balance as at January 1, 2004,
  as restated                            1,819     34,168        --       --      1,998      10,283      5,391        3     53,662
Appropriation to statutory reserve
  (Note 11)                                 --         --        --      723         --          --       (723)      --         --
Revaluation surplus (Note 21(c))            --         --        --       --      3,863          --         --       --      3,863
Movement of deferred tax recognized
  in equity (Note 33)                       --         --        --       --        846       2,355       (137)      --      3,064
Transfer to retained earnings               --         --        --       --       (697)       (241)       938       --         --
Transfer to capital reserve upon
  Listing Reorganization                    --         --       265       --         --          --       (265)      --         --
Transfer from retained earnings to other
  reserve due to the Acquisition            --         --        --       --         --      (6,531)     6,531       --         --
Revaluation tax credit (Note33)             --         --        --       --     (1,275)         --         --       --     (1,275)

Net income/(expense) recognized
  directly in equity                        --         --       265      723      2,737      (4,417)     6,344       --      5,652
Profit for the year                         --         --        --       --        --           --      2,699       --      2,699

Total income recognized for 2004            --         --       265      723      2,737      (4,417)     9,043       --      8,351
Issue of shares through global offering
  ("Global Offering") net of
  issue expense                            362      8,582        --       --        --           --         --       --      8,944
Contributions from owner                    --         --        --       --        --           --      3,995       --      3,995
Distributions to owner                      --         --        --       --        --           --     (2,600)      --     (2,600)
Tax Loss as utilized by owner (Note 33)     --         --        --       --        --           --       (704)      --       (704)
Net assets distributed to owner
  in accordance with
  Listing Reorganization                    --         --        --       --        --           --     (6,047)      (3)    (6,050)
Distribution to an owner upon
  assignment of loan                        --         --        --       --        --           --     (1,021)       --    (1,021)
Share-based payments (Note 3(a))            --         --        18       --        --           --         --        --        18

Balance at December 31, 2004             2,181     42,750       283      723      4,735       5,866      8,057        --    64,595

The notes on pages [o] to [o] are an integral part of these consolidated financial statements.


                                                         Attributable to equity holders of the company

                                             Share      Share   Capital Statutory Revaluation    Other   Retained     Total
                                           capital    premium   reserve   reserve    reserve   reserve   earnings    equity

                                               RMB        RMB       RMB       RMB        RMB       RMB        RMB       RMB
                                           million    million   million   million    million   million    million   million
                                          (Note 34)

Balance as at December 31, 2004              2,181     42,750       283       723      4,735     5,866      8,057    64,595
Effect of adoption of HKFRSs:
Derecognition of negative goodwill
  (Note 3(b))                                   --         --        --        --         --        --        166       166
Financial Instruments (Note 3(d))               --         --        --        --         --        --          1         1

Balance as at January 1, 2005,
  as restated                                2,181     42,750       283       723      4,735     5,866      8,224    64,762
Transfer to statutory reserve
  (Note 11)                                     --         --        --     6,783         --        --     (6,783)       --
Appropriation to statutory reserve
  (Note 11)                                     --         --        --     1,044         --        --     (1,044)       --
Transfer to retained earnings                   --         --        --        --     (1,731)      (96)     1,827        --
Currency translation differences                --         --        --        --         --       (56)        --       (56)
Movement of deferred tax recognized
  in equity (Note 33)                           --         --        --        --      1,097       843     (2,174)     (234)
Transfer from retained earnings to
  other reserve due to the Acquisition          --         --        --        --         --     1,040     (1,040)       --

Net income/(expense) recognized
  directly in equity                            --         --        --     7,827       (634)    1,731     (9,214)     (290)
Profit for the year                             --         --        --        --         --        --     13,888    13,888

Total income recognized for 2005                --         --        --     7,827       (634)    1,731      4,674    13,598
Contributions from owner                        --         --        --        --         --        --         68        68
Distributions to owner                          --         --        --        --         --        --       (930)     (930)
Dividend distributed during the year
  (Note 12)                                     --         --        --        --         --        --       (259)     (259)
Net assets distributed to owner in
  accordance with reorganization
  for the Acquisition                           --         --        --        --         --        --     (1,533)   (1,533)
Consideration for the Acquisition
  (Note 1)                                      --         --        --        --         --   (12,800)        --   (12,800)
Share-based payments (Note 3(a))                --         --       104        --         --        --         --       104

Balance as at December 31, 2005              2,181     42,750       387     8,550      4,101    (5,203)    10,244    63,010

The notes on pages [o] to [o] are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flow
For the year ended December 31, 2005

                                                                                           Year ended December 31,
                                                                         Note                  2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3

Cash flows from operating activities
  Net cash inflows generated from operations                             37(a)               40,732            37,434
  Interest received                                                                             157                86
  Dividends received                                                                             29                17
  Interest paid                                                                              (3,296)           (3,877)
  Profits tax paid                                                                           (4,065)               (7)

  Net cash inflow from operating activities                                                  33,557            33,653

Cash flows from investing activities
  Purchase of fixed assets and construction in progress                                     (27,282)          (28,054)
  Prepayments for leased land                                                                  (280)             (202)
  Sales of fixed assets                                                                          49               923
  Sales of other investments                                                                  2,874             1,528
  Net decrease in time deposits with maturity over three months                                  31                 5
  Purchase of other investments                                                                   --            (2,902)

Net cash outflow from investing activities                                                  (24,608)          (28,702)

Cash flows from financing activities
  New bank loans and other loans                                                             77,578            64,664
  Repayment of bank loans                                                                   (86,500)          (70,051)
  Capital element of finance lease payments                                                    (909)             (964)
  Payment of distribution to owner                                                           (1,566)           (7,310)
  Payment to owner for the Acquisition (Note 1)                                              (3,000)                --
  Dividends payment                                                                            (259)                --
  Loans to fellow subsidiaries and related parties                                                --            (1,021)
  Global Offering net of issue expense                                                            --             8,944
  Net loan from owner                                                                             --             3,995

Net cash outflow from financing activities                                                  (14,656)           (1,743)

(Decrease)/increase in cash and cash equivalents                                             (5,707)            3,208

Cash and cash equivalents at beginning of year                                               10,581             7,373

Cash and cash equivalents at end of year                                  16                  4,874            10,581

The notes on pages [o] to [o] are an integral part of these consolidated financial statements.

Notes to the Financial Statements


1    The group and its principal activities

     Background of the group
     China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004. Prior to a reorganization conducted for the listing of the shares of the Company (the "Listing Reorganization"), the Company's ultimate holding company was China Netcom Holdings Company Limited ("China Netcom Holdings").

     The Company, China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") underwent the Listing Reorganization on June 30, 2004. China Netcom Group, established by the State Council of the PRC ("State Council") in May 2002, was formed under a restructuring plan approved by the State Council relating to the fixed line telecommunication section. Its fixed line telecommunications businesses were split from the Northern operations originally operated by China Telecommunication Corporation. Immediately after the Listing Reorganization, China Netcom Group became the ultimate holding company of the Group and the Company and its subsidiaries (the "Group") owned the assets and liabilities of fixed line telecommunications businesses originally owned by China Netcom Group in the six northern provinces and municipalities (namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province and Henan Province) and two southern province and municipality (namely Shanghai Municipality and Guangdong Province) in the PRC and the assets and liabilities of fixed line telecommunications business in Asia Pacific Region originally owned by the Group. Also, the Group which had been, retained by China Netcom Group from China Netcom Group leased the retained inter-provincial optic fiber of the twelve service regions in the PRC and the submarine cable assets in the Asia Pacific Region.

     Pursuant to a resolution passed in the special general meeting of the shareholders on October 25, 2005, the Company acquired the principal telecommunications operations and assets in the four northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from China Netcom Group (the "Acquisition"). In anticipation for the Acquisition, China Netcom Group established China Netcom Group New Horizon (BVI) Limited ("New Horizon (BVI)") and China Netcom Group New Horizon Telecommunication Limited ("New Horizon"). China Netcom Group's fixed line telecommunications businesses in the four northern provinces/autonomous region were transferred to New Horizon (BVI) through a group restructuring. Upon the completion of the acquisition of the entire interest of New Horizon (BVI) and New Horizon from China Netcom Group, the Company controlled the fixed line telecommunications businesses in the four northern provinces/autonomous region.

     After taking into consideration the financial position and prospects of the acquired businesses and the conditions of the capital market, the consideration for Acquisition was determined at RMB12,800 million. The consideration consists of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments will be settled in half-yearly installments over five years. The interest charged on the deferred payments is to be calculated at 5.265% per annum.

     The Group's PRC operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry ("MII"), pursuant to the authority delegated by the State Council, is responsible for formulating the telecommunications industry policies and regulations (the "Telecommunications Regulations").

     Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. China Netcom (Group) Company Limited ("CNC China") and New Horizon, the Group's principal operating subsidiaries in China, as indirect subsidiaries of China Netcom Group, have the right to operate the Group's telecommunications business in twelve service regions under the authorization of China Netcom Group, which holds the license required for operating the Group's telecommunications businesses in the PRC.

     Following the Listing Reorganization and the Acquisition, China Netcom Group continues to be the holder of the licenses for operating a telecommunications network in China, but has, with the consent of the MII, granted the Group the right to operate under its licenses, the assets described above and the related business. The Company is the holder of licenses that are necessary to own and operate the assets that are outside the PRC described above in such key countries and regions such as Hong Kong, Japan, Singapore and Korea.

     Following the Acquisition, the Group is the dominant provider of fixed line telephone services, broadband, other internet-related services, and business and data communications services in ten northern provinces, municipalities and autonomous region, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provides telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions.

     Following the Listing Reorganization and the Acquisition, the Group's principal services consist of:

o    Fixed line telephone services (including the personal handy phone system
     (PHS) services), comprising:

          (a) Local, domestic long distance and international long distance services;

          (b) Value-added services, including caller identity, telephone information services; and

          (c) Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the twelve service regions;

     o    Broadband services and other Internet-related services;

     o Business and data communications services, including integrated regional data and voice communications services; and

     o International services consisting of international voice services including international inbound calls destined for the PRC or transit through the PRC or other Asia-Pacific countries and regions, and leased line, Internet access, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

2    Basis of presentation

     The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have also been prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets and the marking to fair values of certain investments as explained in the accounting policies in
     Note 4 below, and on a going concern basis.

     Prior to the Acquisition, China Netcom Group held the entire telecommunications operations and assets of four northern provinces/autonomous region. Since China Netcom Group is the Group's ultimate holding company, the Acquisition constitutes a business combination under common control. Accordingly, the Company has used merger accounting to record the Acquisition in accordance with the Accounting Guideline 5 "Merger Accounting For Common Control Acquisition" ("AG5") issued by HKICPA, and the acquired assets are stated at carrying amounts as if the fixed line telecommunications operations and assets of the four provinces/autonomous region have been held by the Company from the beginning of the earliest period presented. The 2004 comparatives of the financial statements have been restated accordingly.

     The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 5.

     The financial statements include the financial information of the Company and its subsidiaries (collectively referred to as the "Group").

     A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. Based on the Group's history of obtaining finance, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

3    Changes in accounting policies

     In 2005, the Group adopted certain new or revised HKFRSs which are relevant to its operations as listed below. The comparative figures in respect of the year ended December 31, 2004 have been restated where necessary, in accordance with the relevant requirements.

     o    HKAS 1            Presentation of Financial Statements
     o    HKAS 2            Inventories
     o    HKAS 7            Cash Flow Statements
     o    HKAS 8            Accounting Policies, Changes in Accounting
                            Estimates and Errors
     o    HKAS 10           Events after the Balance Sheet Date
     o    HKAS 12           Income Taxes
     o    HKAS 14           Segment Reporting
     o    HKAS 16           Property, Plant and Equipment
     o    HKAS 17           Leases
     o    HKAS 18           Revenue
     o    HKAS 19           Employee Benefits
     o    HKAS 21           The Effects of Changes in Foreign Exchange Rates
     o    HKAS 23           Borrowing Costs
     o    HKAS 24           Related Party Disclosures
     o    HKAS 27           Consolidated and Separate Financial Statements
     o    HKAS 28           Investments in Associates
     o    HKAS 32           Financial Instruments: Disclosure and Presentation
     o    HKAS 33           Earnings per Share
     o    HKAS 36           Impairment of Assets
     o    HKAS 37           Provisions, Contingent Liabilities and Contingent
                            Assets
     o    HKAS 38           Intangible Assets
     o    HKAS 39           Financial Instruments: Recognition and Measurement
     o    HKFRS 2           Share-based Payment
     o    HKFRS 3           Business Combinations

     The adoption of these new or revised HKFRSs did not have any significant impact on the results of operations and financial position of the Group, except for the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39 as detailed below.

     The impact of the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39 to the financial position and results of the Group was as follows:

     (a)  HKFRS 2
          In prior years, no employee benefits cost or obligation was recognized when employees (including directors) were granted share options by the Group over shares in the Company. When the share options were exercised, equity was increased by the amount of the proceeds received.

          With effect from January 1, 2005, in order to comply with HKFRS 2, the Group recognized the fair value of such share options as an expense in the consolidated income statement, or as an asset if the cost qualifies for recognition as an asset under the group's accounting policies. A corresponding increase is recognized in a capital reserve within equity.

          This change in accounting policy has been accounted for retrospectively as follows:

                                                                            After
                                                                       adjustment         Effect of
                                                                          for the       adoption of
                                                                      Acquisition         new HKFRS       As restated
                                                                              RMB               RMB               RMB
                                                                          million           million           million

          As at December 31, 2004
          Reserves:
            Retained earnings                                               8,075               (18)            8,057
            Capital reserve                                                   265                18               283

          The adoption of HKFRS 2 resulted in:


                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated

          Increase in staff costs                                                               104                18


          Details of the share option scheme are presented in Note 35 of the financial statements.

      (b) HKFRS 3 and HKAS 36 In prior years:

          -- Positive goodwill arising from acquisition on or after January 1, 2001 was amortized to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses; and

          -- Negative goodwill which arose from acquisition on or after January 1, 2001 was amortized over the weighted average useful life of the depreciable/amortizable non-monetary assets acquired, except to the extent in relation to identified expected future losses as at the date of acquisition. In such cases it was recognized in the consolidated income statement as those expected losses were incurred.

          With effect from January 1, 2005, the Group adopted a new accounting policy in order to comply with HKFRS 3 and HKAS 36. The Group no longer amortized positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

          With effect from January 1, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated income statement as it arises.

          The change in the net book value of negative goodwill, as disclosed in
          Note 24, arising from the above change in accounting policy has been prospectively accounted for from January 1, 2005 as follows:


                                                                           Before         Effect of
                                                                      adoption of       adoption of
                                                                        new HKFRS         new HKFRS       As restated
                                                                              RMB               RMB              RMB
                                                                          million           million           million
          As at January 1, 2005
          Negative goodwill (included in intangible assets)                  (166)              166                 --
          Retained earnings                                                 8,057               166             8, 223

          The adoption of HKFRS 3 and HKAS 36 resulted in:

                                                                                                           Year en ded
                                                                                                             Decem ber
                                                                                                             31, 2 005
                                                                                                                   RMB
                                                                                                              mill ion

          Increase in amortization expense                                                                          15




     (c)  HKAS 17
          In prior years, land use rights and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write-off the cost of such assets on a straight-line basis over their estimated useful lives, to residual value.

          With effect from January 1, 2005, in order to comply with HKAS 17, land use rights held for own use are accounted for as operating leases where the fair value of the interest in any buildings situated on the leasehold land can be separately identified from the fair value of the land use rights at either the time the lease was first entered into by the Group or taken over from the previous lessee, or at the date of construction of those buildings, if later.

          Any pre-paid land premiums for acquiring the land use rights, or other lease payments, are stated at cost and are written off on a straight-line basis over the respective periods of the rights.

          Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

          The new accounting policy has been adopted retrospectively and land use rights have been reclassified from "Property, plant and equipment" or "Construction in progress" to "Lease prepayments for land" on the face of the consolidated balance sheet. The reclassification has no impact on the Group's net assets as at year end nor on the Group's profit attributable to equity shareholders for the years presented.


                                                                            After
                                                                       adjustment         Effect of
                                                                          for the       adoption of
                                                                      Acquisition             HKFRS       As restated
                                                                              RMB               RMB               RMB
                                                                          million           million           million

          As at December 31, 2004
          Land and buildings                                               21,860            (1,275)           20,585
          Construction in progress                                         11,068              (471)           10,597
          Lease prepayments for land (Note 23)                                  --             1,746             1,746

      (d) HKAS 32 and HKAS 39
          HKAS 32 and HKAS 39 establish principles for disclosure, presentation, recognition and measurement of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities.

          Under HKAS 39, financial instruments will be carried at either amortized cost or fair value, depending on their classification. Movements in fair value will be either charged to income statement or taken to equity in accordance with the standards. In addition, all derivatives, including those embedded in non-derivative host contracts are recognized in the balance sheet at fair value.

          This change in accounting policy has been prospectively accounted for from January 1, 2005 as follows:


                                                                            Before         Effect of
                                                                         adoption          adoption
                                                                           of new            of new
                                                                            HKFRS             HKFRS       As restated
                                                                              RMB               RMB               RMB
                                                                          million           million           million

          As at January 1, 2005
          Contracts receivable (Included in
            other non-current assets)                                         408              (408)               --
          Contracts payable (Included in
            other non-current liabilities)                                   (533)              533                --
          Discount on foreign currency
            exchange forward contracts
            (Included in other non-current assets)                             59               (59)               --
          Derivative assets (Included in
            other non-current assets)                                          --                 9                 9
          Derivative liabilities (Included in
            other non-current liabilities)                                     --               (74)              (74)
          Retained earnings                                                 8,057                 1             8,058

          The adoption of HKAS 39 resulted in:

                                                                                                           Year ended
                                                                                                             December
                                                                                                             31, 2005
                                                                                                                  RMB
                                                                                                              million

          Decrease in profit before taxation                                                                       15


     (e)  Summary of impact of changes in accounting policies
          The impact of the changes to accounting policies as set out in Notes
          (a) to (d) above on the Group's profit and equity was as follows:

                                                                   2005
                                                                    RMB
                                                                million

          For the year ended December 31
          (a) HKFRS 2                                               104
          (b) HKFRS 3 and HKAS 36                                    15
          (d) HKAS 32 and HKAS 39                                    15

          Decrease in profit before taxation                        134

          As at January 1,
          (b) HKFRS 3 and HKAS 36                                   166
          (d) HKAS 32 and HKAS 39                                     1

          Increase in total equity                                  167

4    Principal accounting policies

     (a)  Basis of consolidation
          Acquisitions of businesses under common control are accounted for using merger accounting in accordance with AG5 issued by HKICPA. The results of operations and financial position of such businesses are included in the consolidated financial statements as if the businesses had been acquired from the beginning of the earliest period presented or the date that such businesses were acquired by the party common control.

          Acquisitions of subsidiaries from third parties are accounted for using acquisition accounting. The results and financial positions of such subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

          All significant intercompany transactions and balances within the Group are eliminated on consolidation.

          Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

     (b)  Subsidiaries
          Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

          In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

     (c)  Revenue recognition
          (i)  The Group's revenues are recognized as follows:
               o Revenues derived from local, domestic long distance ("DLD") and international long distance ("ILD") telephone usage, which vary depending on the day, the time of day, the distance and duration of the call and the tariffs, are recognized when the services are provided to customers.

               o Monthly telephone service fees are recognized in the period during which the telephone services are provided to customers.

               o Upfront connection and installation fees received are deferred and recognized over the expected customer relationship period of 10 years. With effect from July 1, 2001, no further upfront fees for connection were charged to customers.

               o Revenues from the sale of prepaid calling cards are deferred and recognized as the cards are consumed by customers.

               o Revenues from PHS bundled service contracts are recognized as local, DLD, or ILD service fees according to the type of usage and on a systematic basis to match the pattern of usage of the PHS services by customers. PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset (see Note 4(s)(ii) for the policy on cost of the handset ).

               o Revenues from value-added communication services such as call waiting, call diverting and caller number display are recognized when the services are provided to customers.

               o Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers.

               o Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

               o Lease income from the leasing of lines and customer-end equipment is recognized over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Group's fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

          (ii)   Interest income
                 Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

          (iii)  Dividend income
                 Dividend income is recognized when the right to receive payment is established.

     (d)  Interest expenses
          Interest expenses that are attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

          All other interest expenses are charged to the consolidated income statement in the year in which they are incurred.

     (e)  Interconnection charges
          Interconnection charges represent amounts incurred for the use of other telecommunications operators' networks for facilitating the completion of calls that originate from the Group's fixed line telecommunications networks. Interconnection charges are recognized on an accrual basis. Interconnection charges with domestic operators and the fellow subsidiaries of the Group are accrued based on actual amounts, while those with overseas operators are accrued based on the actual amounts, if known, or the Group's estimates.

     (f)  Translation of foreign currencies

          (i)  Functional and presentation currency

               Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") which is Renminbi.

          (ii) Transactions and balances

               Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet dates are translated at rates of exchange ruling at the balance sheet dates. Exchange differences arising in these cases are dealt with in the consolidated income statements.

          (iii) The Group
                The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

               o Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

               o Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

               o All resulting exchange differences are recognized as a separate component of equity.

               On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

     (g)  Cash and cash equivalents
          Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

     (h)  Accounts receivable and other receivables
          Accounts and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

     (i)  Inventories and consumables
          Inventories comprise mainly telephone handsets and are stated at the lower of cost and net realizable value on a first-in, first-out basis, after provisions for obsolescence. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

          Consumables consist of materials and supplies used in maintaining the Group's telecommunication networks and are charged to the income statement when brought into use. Consumables are valued at cost less any provision for obsolescence.

     (j)  Lease prepayments for land
          Lease prepayments for land represent payments for land use rights. Lease prepayments for land are stated at cost initially and expensed on a straight line basis over the lease period.

     (k)  Fixed assets
          (i)  Construction-in-progress
               Construction-in-progress represents buildings, telecommunications networks plant, transmission and switching equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. When the asset being constructed becomes available for use, the construction-in-progress is transferred to the appropriate category of fixed assets.

          (ii) Other fixed assets
               Fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The subsequent costs of an item of property, plant and equipment that qualifies for recognition as an asset shall be measured at its revenues and costs. Any other costs incurred in restoring fixed assets are charged to the income statement as incurred.

               Buildings subsequent to initial recognition are stated at cost less accumulated impairment losses and depreciated over their expected useful lives.

         (iii) Revaluations
               Fixed assets other than buildings are carried at their revalued amounts. Revalued assets are stated at fair value as of the revaluation date less depreciation. When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

               Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the asset's original cost is transferred from revaluation reserve to retained earnings.

               Revaluations on fixed assets will be performed with sufficient regularity by independent valuers, in each of the intervening years valuations will be undertaken by executives of the Group.

     (k)  Fixed assets (continued) (iv) Depreciation
               Fixed assets are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The principal useful lives are as follows:

               Buildings                                                           8-30 years
               Telecommunications networks and equipment                           5-10 years
               Furniture, fixture, motor vehicles and other equipment              5-10 years

               The useful lives and estimated residual values are reviewed and modified periodically at every balance sheet date.

          (v)  Gain or loss on sale of fixed assets
               The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement, except where the fixed asset is carried at valuation, the relevant portion of the revaluation reserve realized in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.

     (l)  Impairment of assets
          Assets that have an indefinite useful life are not subject to amortization, but instead are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposed of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

     (m)  Assets under leases
          (i)  Finance leases
               Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized upon commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

          (ii) Operating leases
               Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on straight-line basis over the period of the lease.

     (n)  Intangible assets
          (i)  Purchased software
               Expenditure on purchased software is capitalized and amortized using the straight-line method over the expected useful lives of the software, which vary from three to five years.

          (ii) Sponsorship fee
               The sponsorship fee for 2008 Beijing Olympic Games has been capitalized and being amortized on a straight-line basis over 4 years, being the beneficial period under the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

     (o)  Short-term investments
          Short-term investments comprise listed securities held for trading purposes and are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of short-term investments are recognized in the income statement. Profits or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the income statement as they arise.

     (p)  Provisions
          Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognized for operating loss arising from future periods.

          Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

     (q)  Employee benefits
          (i)  Pension obligations
               (a) Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age which are paid by the PRC government. As stipulated by the regulations of the PRC, the subsidiaries in the PRC makes contribution in the basic defined contribution pension plans organized by their respective municipal governments under which they are governed. The Group is required to make such contributions to these plans at a rate of 20% of the salaries, bonuses and certain allowances of the employees. The Group has no other material obligation for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

               (b) The Group also operates a mandatory provident fund scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000.

          (ii) Early retirement benefits
               Early retirement benefits are recognized as expenses when the Group reaches agreement with the relevant employees for early retirement.

         (iii) Employee housing benefits
               One-off cash housing subsidies paid to PRC employees are charged to the consolidated income statements in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see Note 32).

               PRC full-time employees of the Group participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

          (iv) Share option scheme
               The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

     (r)  Deferred taxation
          Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

     (s)  Other non-current assets
          (i)  Deferred installation costs
               The direct incremental costs associated with the installation of fixed line services are deferred and expensed to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the income statement.

          (ii) Customer acquisition costs
               The cost of handsets given to customers under bundled service contracts and related commissions paid to distributors are deferred as customer acquisition costs and expensed to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

         (iii) Prepaid network capacities
               Prepayments for the network capacities purchased on an indefeasible rights to use ("IRU") basis are capitalized and expensed over the corresponding lease period.

     (t)  Derivative financial instruments
          Derivative financial instruments are stated at fair value on the balance sheet. Realised and unrealised gains and loses arising from change in the fair value are included in the income statement in the period in which they arise.

     (u)  Contingent liabilities
          A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

          A contingent liability is not recognized but is disclosed in the notes to the financial statements when an outflow of economic benefits is less than probable but not remote. When a change in the probability of an outflow occurs so that the outflow is probable, the contingent liability will then be recognized as a provision.

          A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. A contingent asset is disclosed when an inflow of economic benefits is probable but only recognized in income statement when realized.

     (v)  Segmental reporting
          Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

     (w) Earnings per share ("EPS") and per American Depository Shares ("ADS") Basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

          Diluted EPS is computed by dividing net profit attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method.

          Earnings per ADS is computed by multiplying the EPS by 20, which is the number of shares represented by each ADS.

     (x)  New accounting standard pronouncements
          The HKICPA has issued a number of new and revised HKFRSs and HKFRS Interpretations ("HKFRS - Ints"), and HKAS and HKAS Interpretations ("HKAS - Ints") as set out below which are effective for accounting periods beginning on or after January 1, 2006. The Group has not early adopted these new and revised standards and interpretations in the financial statements for the year ended December 31, 2005. The Group has commenced an assessment of the impact of these new and revised standards and interpretations, but is not yet in a position to state whether these new and revised standards and interpretations would have a significant impact on its results of operations and financial position.

          o    HKFRS 7 -- Financial Instruments: Disclosures

          o    HKAS 1 (amended) -- Capital Disclosure

          o HKAS 21 (amended) -- The Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation

          o HKAS 39 (amended) -- Cash Flow Hedge Accounting of Forecast Intragroup Transactions

          o    HKAS 39 (amended) -- The Fair Value Option

          o HKAS 39 (amended) and HKFRS 4 (amended) -- Financial Guarantee Contracts

5    Critical accounting estimates and judgements

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

     (a)  Critical accounting estimates and assumptions
          The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

          (i)  Depreciation of property, plant and equipment
               The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 4(k)(iv) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes from previous estimates.

          (ii) Revaluation of property, plant and equipment
               For the Listing Reorganization, property, plant and equipment of the Group were revalued as of December 31, 2003 on a depreciated replacement cost basis. The property, plant and equipment acquired as part of the Acquisition were revalued as of December 31, 2004 on a depreciated replacement cost basis in preparation for the Acquisition. Apart from lease prepayments for land and buildings, which are carried at cost, other property, plant and equipment are carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations on property, plant and equipment will be performed with sufficient regular intervals by independent valuers, in each of the intervening years valuations will be undertaken by executives of the Group. If the subsequent revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the newly estimated replacement costs and the estimated useful lives of the property, plant and equipment. This will have an impact on the Group's future results, since any subsequent decreases in valuation are set off first against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged. In addition, the depreciation expense in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.

          (iii) Impairment of non-current assets
               At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that non-current assets, including property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the assets is estimated and an impairment loss is recognized to reduce the carrying amount of the assets to its recoverable amount. The recoverable amount is the higher of value in use or net selling price. Estimated value in used are determined based on estimated discounted future cash flows of the cash generating unit at the lowest level to which the asset belongs. Key assumptions made to determine the estimated discounted future cash flows include the estimated future cash flow, estimated growth rate and the estimated weighed cost of capital of the Group. Such impairments losses are recognized in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset or group of assets, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

          (iv) Revenue recognized for upfront connection and installation fees The Group defers the recognition of upfront customer connection and installation and amortizes them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship periods of 10 years, except that when the direct incremental costs exceed the corresponding installation fees, if any, the excess amounts are immediately written off as expense to the income statement. The Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

          (v)  Provision for doubtful debts
               The Group maintains an allowance for doubtful debts for estimated losses resulting from the inability of its customers to make the required payments. The Group makes its estimates based on the aging of its accounts receivable balances, customers creditworthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected, and the Group would be required to revise the basis of making the allowance and its future results would be affected.

          (vi) Fair value
               The Group estimates the fair value of its financial assets and financial liabilities including the accounts receivable, prepayments, other receivables and other current assets, accounts payable, and bank and other loans for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

     (b)  Critical judgements in applying the entity's accounting policy
          (i)  Accounting for business combinations under common control
               The Group completed the Acquisition on October 31, 2005. The Acquisition is a business combination under common control. The Group adopted merger accounting to account for the business combinations under common control as the Group believes that the financial statements prepared under merger accounting is more relevant to those transactions.

          (ii) Recognition of revenues and costs under PHS bundled service contracts
               The Group provides PHS services, which is an extension of the local wireline telecommunications services, to customers. Promotional packages comprise the bundled provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period of time in order to receive a free handset. The total revenues received or receivable are recognized as deferred revenue. The cost of handsets provided to customers is treated as deferred customer acquisition costs, to the extent that they are recoverable through profits made from future service fees. Such deferred revenue and deferred costs are amortized to the income statement on a systematic basis to match the shorter of the pattern of usage of the related service and the minimum non-cancelable contract period. If the pattern of the usage of the PHS services by the customers changes in the future, the amortization period of the revenue and costs will change accordingly, which will have an impact on future results.

6    Financial risk management

     (a)  Financial risk factors
          The Group's activities expose it to a variety of financial risks: market risks including currency risk, credit risk, liquidity risk, cash flow interest risk and fair value interest-rate risk.

          (i)  Foreign exchange risk
               As at December 31, 2005 and 2004, the Group had foreign currency denominated bank balances amounting to RMB1,098 million and RMB8,186 million respectively. As at December 31, 2005 and 2004, the Group had foreign currency denominated bank loans amounting to RMB1,998 million and RMB5,365 million respectively.

          (ii) Credit risk
               The carrying amount of accounts receivable included in the balance sheet represents the Group's exposure to credit risk in relation to its financial assets. The Group's receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible account receivable has been made.

         (iii) Liquidity risk
               A significant percentage of the Group's funding requirements is achieved through short term borrowings, and the balance sheet indicates a significant working capital deficit. Please refer to
               Note 2 for the details.

          (iv) Cash flow and fair value interest rate risk
               The Group is exposed to changes in interest due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purpose including capital expenditures, acquisitions, and working capital needs. Borrowings at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The bank loans issued at variable rates and fixed rates are disclosed in Note 29 of these financial statements.

     (b)  Fair value estimation
          The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

          The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

7    Revenues

     Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:

                                                    Year ended December 31,
                                                         2005              2004
                                                  RMB million       RMB million
                                                                       Restated
                                                                         Note 2

     Revenues
       Local usage fees                                24,582            24,858
       Monthly telephone services                      18,261            17,964
       Upfront installation fees                        1,442             1,568
       DLD usage fees                                  10,260            11,266
       ILD usage fees                                   1,464             1,415
       Value-added services                             4,000             2,993
       Interconnection fees                             7,783             6,453
       Upfront connection fees                          3,405             4,346
       Broadband services                               7,916             5,307
       Other Internet-related services                    812             1,259
       Managed data services                            1,802             1,829
       Leased line income                               2,921             2,591
       Other services                                   2,584             1,645

     Total                                             87,232            83,494

     The Group's revenues by geographical location of the customers can be summarized as follows:

                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                               Note 2
     Domestic telecommunications services
     (Being revenues generated from customers located in the PRC)

     Local usage fees                                                                        24,582            24,858
     Monthly telephone services                                                              18,261            17,964
     Upfront installation fees                                                                1,442             1,568
     DLD usage fees                                                                          10,260            11,266
     ILD usage fees                                                                           1,180             1,234
     Value-added services                                                                     4,000             2,993
     Interconnection fees                                                                     6,517             5,441
     Upfront connection fees                                                                  3,405             4,346
     Broadband services                                                                       7,812             5,202
     Other Internet-related services                                                            540             1,004
     Managed data services                                                                    1,395             1,520
     Leased line income                                                                       2,238             2,095
     Other services                                                                           2,345             1,360

     Subtotal                                                                                83,977            80,851

     International telecommunications services (Being revenues generated from customers located outside the PRC, including
     Hong Kong and Macau Special Administrative Regions and Taiwan)

     ILD usage fees                                                                             284               181
     Interconnection fees                                                                     1,266             1,012
     Broadband services                                                                         104               105
     Other Internet-related services                                                            272               255
     Managed data services                                                                      407               309
     Leased line income                                                                         683               496
     Other services                                                                             239               285

     Subtotal                                                                                 3,255             2,643

     Total                                                                                   87,232            83,494


8    Operating expenses

     Operating expenses include:

                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                            Notes 2&3

     Depreciation (included in depreciation and amortization):
       -- Owned property, plant and equipment (Note 21)                                       24,287            24,581
       -- Leased property, plant and equipment (Note 21)                                         367               389
     Loss on disposal of property, plant and equipment
       (included in networks, operations and support expenses)                                   363               212
     Amortization of intangible assets (included in
       depreciation and amortization) (Note 24)                                                  358               159
     Contributions to pension plans (included in staff costs) (Note 14)                        1,285             1,181
     Early retirement benefits (included in staff costs) (Note 14)                                 2               693
     Operating leases:
       -- Land and buildings (included in networks, operations and support)                      796               394
       -- Land and buildings (included in selling, general and administrative)                   159               204
       -- Network and machinery (included in networks, operations and support)                 1,708             1,606
       -- Network and machinery (included in selling, general and administrative)                 92                19
     Interconnection charges (included in networks, operations and support)                    3,487             2,602
     Bad and doubtful debt expenses (included in selling, general and administrative)          1,148             1,185
     Auditor's remuneration (included in selling, general and administrative)                     34                18
     PHS subscriber acquisition costs (included in selling, general and administrative)        2,323             3,114
     Cost of PHS handsets (included in other operating expenses)                                 861               425



9    Finance costs

                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                               Note 2

     Interest expenses on:
     -- Bank and other loans wholly repayable within five years                                3,676             4,185
     -- Bank and other loans wholly repayable after more than five years                         207               114

                                                                                               3,883             4,299

     Less: Interest expenses capitalized in construction in progress                            (297)             (548)

     Amortization of discount on foreign currency
       exchange forward contracts                                                                 --                18
     Exchange (gain)/loss, net                                                                  (232)              105
     Bank charges                                                                                 20                56

                                                                                               3,374             3,930

     Interest expenses were capitalized in construction
       in progress using the following annual interest rates                             4.17%-4.97%       3.69%-5.45%

10   Taxation

                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                               Note 2

     PRC enterprise income tax ("EIT")                                                         3,581             2,932
     Overseas profit tax                                                                          10                --
     Deferred taxation (Note 33)                                                                (162)           (3,255)

     Taxation charges/(credit)                                                                 3,429              (323)

     The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

     Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 30.00%, prevailing in the countries in which those entities operate.

     The reconciliation between the Group's actual tax charge/(credit) and the amount which is calculated based on the weighted average statutory tax rate is as follows:


                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                               Note 2

     Profit before taxation                                                                  17,317             2,376

     Weighted average statutory tax rate                                                        33%               33%
     Tax calculated at the weighted average statutory tax rate                                5,715               784
     Non-taxable income (Note (a) below)                                                     (1,499)           (1,583)
     Utilization of tax losses not recognized
       in previous years (Note (b) below)                                                      (837)                --
     Expenses not deductible for tax purposes                                                    69               275
     Tax losses not recognized                                                                  129               354
     Others                                                                                    (148)             (153)

     Tax charge/(credit)                                                                      3,429              (323)

     Note (a): Non-taxable income comprises primarily upfront connection fees charged to customers and amortized over the customer relationship period.

     Note (b): In previous years, deferred tax arising from certain tax losses was not recognized as it was uncertain at that time following the change of a subsidiary's tax registration district that the taxable loss could be utilized at the previous period end date.

11   Profit attributable to shareholders

     (a) For the year ended December 31, 2005, profit attributable to shareholders included current year profit of RMB125 million (2004: a loss of RMB41 million), which has been dealt with in the financial statements of the Company.

     (b) Two of the Company's subsidiaries, CNC China and New Horizon were registered as foreign investment enterprises in the PRC. In accordance with the Articles and Association of both CNC China and New Horizon, they are required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before dividend distributions.

          CNC China and New Horizon are required to allocate at least 10% of their profits after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon obtaining approval from the relevant authority, to offset accumulated losses or increase capital.

          Accordingly, CNC China and New Horizon appropriated approximately RMB894 million and RMB150 million respectively to the general reserve fund for the year ended December 31, 2005 (2004: RMB723 million and Nil respectively).

     (c) According to a notification on income tax issued by Ministry of Finance and State Administration of Taxation to the Group's primary operating subsidiaries, the Group's upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognized in the income statement should be transferred from retained earnings to a statutory reserve. For the year ended December 31, 2005, the aggregated upfront connection fees recognized in the income statement amounted to RMB6,783 million (2004: Nil), which was transferred to the statutory reserve in accordance with the aforementioned approval document.

12   Profit distributions


                                                                        Year ended December 31,
                                                               2005                                2004
                                                           HK$               RMB                HK$               RMB
                                                       million           million            million           million

     Final dividend proposed after
       balance sheet date
       of HK$0.466 per share
       (2004 : HK$0.037 per share)                       3,073             3,196                245               259
     Dividend distributed during the year                  245               259                 --                --

     Notes:

     (i) In a meeting of board of directors held on March 21, 2006, the directors proposed a final dividend of HK$0.466 per ordinary share for the year ended December 31, 2005. Dividend proposed after the balance sheet date have not been reflected as dividend payable and will be reflected as an appropriation in the 2006 financial statements.

13   Earnings per share

     Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

     The following table sets forth the computation of basic and diluted earnings per share:


                                                                                         Year ended December 31,
                                                                                               2005              2004
                                                                                      (in RMB millions, except share
                                                                                            and per share data)
                                                                                                             Restated
                                                                                                            Notes 2&3

     Numerator:
     Profit for the year                                                                     13,888             2,699

     Denominator:
       Weighted average number of ordinary shares
         outstanding and shares used in computing
         basic earnings per share:                                                    6,593,529,000     5,622,685,175
       Weighted average number of
         potential ordinary shares:
         Diluted equivalent shares arising from
           convertible preference shares prior to their
           conversion into ordinary shares during 2004                                           --         5,140,036
         Diluted equivalent shares arising from share options                            34,112,723         2,209,241

     Shares used in computing diluted earnings per share                              6,627,641,723     5,630,034,452

     Basic earnings per share (RMB)                                                            2.11              0.48

     Diluted earnings per share (RMB)                                                          2.10              0.48

14   Staff cost including directors' remunerations


                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                            Notes 2&3

     Wages, salaries and welfare                                                             11,046            10,076
     Contributions to pensions                                                                1,285             1,181
     Early retirement benefits                                                                    2               693

     Total                                                                                   12,333            11,950

15   Directors' and senior management's emoluments

     (a)  Directors' emoluments
          The following table sets out the emoluments paid to the Company's directors during the year:


                                                                    Year ended December 31, 2005
                                                                                 RMB
                                                                 Basic salaries,
                                                                         housing
                                                                     allowances,
                                                                           other
                                                                      allowances     Contributions
                           and benefits to retirement
                         Fees in kind (i) schemes Total

          Zhang Chunjiang                              260,715         3,331,565            16,363          3,608,643
          Edward Tian Suning                           260,715         6,272,346                 --         6,533,061
          Zhang Xiaotie                                260,715           886,071            16,363          1,163,149
          Miao Jianhua                                 260,715         1,050,590            16,363          1,327,668
          Jiang Weiping                                309,370         1,039,565            16,363          1,365,298
          Li Liming                                    312,858           993,926            16,363          1,323,147
          Keith Rupert Murdoch (ii)                    218,858           361,621                --            580,479
          Yan Yixun                                    260,715           361,621                --            622,336
          John Lawson Thornton                         365,002                --                --            365,002
          Victor Mou Zing Cha                          360,656                --                --            360,656
          Qian Yingyi                                  417,145                --                --            417,145
          Hou Ziqiang                                  412,799                --                --            412,799
          Timpson Chung Shui Ming                      332,668                --                --            332,668
          Jose Maria alvarez-Pallete Lopez (iii)        94,500                --                --             94,500

          Total                                      4,127,431        14,297,305            81,815         18,506,551

          For the year ended December 31, 2005, the fees disclosed above include HK$ 1,815,121(2004: HK$ 378,449 (Restated)) paid to independent non-executive directors.

          The following table sets out the emoluments paid to the Company's directors during the year ended 31 December 2004:


                                                                    Year ended December 31, 2004
                                                                                 RMB
                                                                 Basic salaries,
                                                                         housing
                                                                     allowances,
                                                                           other
                                                                      allowances     Contributions
                                                                   and benefits      to retirement
                                                          Fees       in kind (i)           schemes             Total
                                                                        Restated
                                                                     Notes 2 & 3

          Zhang Chunjiang                              141,786           646,065             13,927           801,778
          Leng Rongquan                                     --           439,365             13,927           453,292
          Edward Tian Suning                           260,715         4,174,884                 --         4,435,599
          Zhang Xiaotie                                 63,453           571,343             13,927           648,723
          Miao Jianhua                                  63,453           623,247             13,927           700,627
          Jiang Weiping                                 73,572           504,672              9,324           587,568
          Li Liming                                     73,572           482,897             13,927           570,396
          Keith Rupert Murdoch (ii)                     73,572            70,315                 --           143,887
          Yan Yixun                                     63,453            70,315                 --           133,768
          John Lawson Thornton                          83,691                --                 --            83,691
          Victor Mou Zing Cha                           73,572                --                 --            73,572
          Qian Yingyi                                   93,810                --                 --            93,810
          Hou Ziqiang                                   83,691                --                 --            83,691
          Timpson Chung Shui Ming                       60,715                --                 --            60,715

          Total                                      1,209,055         7,583,103             78,959         8,871,117

          Note:

          (i)  Benefits in kind include share option benefit.

          (ii) Resigned on 12th September 2005.

          (iii) Appointed on 12th September 2005.

 `

     (b)  Five highest paid individuals
          The five individuals whose emoluments were the highest for the years ended December 31, 2005 include two directors (2004: three) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individuals are as follows:


                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                                             Restated
                                                                                                            Notes 2&3

          Basic salaries, housing allowances,
            other allowances and benefits in kind                                         8,670,729         3,399,848
          Contributions to retirement schemes                                                32,726            13,927

          Total                                                                           8,703,455         3,413,775

          The number of the remaining individuals whose emoluments fell within the following bands are set out as follows:

                                                                                          Year ended December 31,
                                                                                               2005              2004

          Nil - RMB1,040,300
            (equivalent of Nil - HK$ 1,000,000)                                                  --                 1
          RMB1,040,300 - RMB3,120,900
            (equivalent of HK$ 1,000,000 - HK$ 3,000,000)                                         3                 1

16   Cash and bank deposits


                                                               Group                              Company
                                                         As at December 31                   As at December 31
                                                           2005              2004              2005              2004
                                                    RMB million       RMB million       RMB million       RMB million
                                                                         Restated
                                                                           Note 2

     Cash and cash equivalents                            4,874            10,581               540             7,789
     Time deposits with original maturities
       over three months                                     21                52                --                --

     Total cash and bank deposits                         4,895            10,633               540             7,789

     Effective interest rate of
       time deposits with original
       maturities over three months (%)                    0.72              0.72

     Included in cash and bank deposits as at December 31, 2005 and 2004 are Renminbi denominated balance amounts held in the PRC amounting to RMB4,058 million and RMB2,448 million respectively. The conversion of Renminbi denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

17   Short-term investments

     The Group and the Company's short-term investments comprise primarily investments in listed debt securities and investment funds. Most of the short-term investments were disposed of during the year.

18   Accounts receivable

     Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

     The ageing analysis of accounts receivable based on the billing date is as follows:


                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                               Note 2

     0-30 days                                                                                5,446             5,503
     31-90 days                                                                               1,556             1,122
     Over 90 days                                                                             2,053             1,961

     Total                                                                                    9,055             8,586

     Less: Allowance for doubtful debts                                                      (1,654)           (1,412)

     Net carrying amounts                                                                     7,401             7,174

     The movement of allowance for doubtful debts is as follows:
                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                               Note 2

     Balance at beginning of year                                                             1,412             1,175
     Additional provisions                                                                    1,169             1,244
     Less: Amounts utilized                                                                    (927)             (958)
          Distributed to owner in accordance
            with Listing Reorganization                                                          --               (49)

     Balance at end of year                                                                   1,654             1,412

     The carrying value of accounts receivable approximate their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 5.58% (2004: 5.22%).

     Included in accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB1,003 million (2004: RMB1,278 million).

19   Inventories and consumables

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                        RMB million       RMB million
                                                                                                             Restated
                                                                                                               Note 2

     Telephone handsets and other customer
       end-products held for resale, at cost                                                    144               427
     Consumables, at cost                                                                       328               816

     Total                                                                                      472             1,243

20   Prepayments, other receivables and other current assets


                                                                 Group                               Company
                                                            As at December 31,                  As at December 31,
                                                           2005              2004              2005              2004
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                                         Restated
                                                                           Note 2

     Prepaid expenses, deposits and
       other current assets                                 997               637                14                 8
     Other receivables                                      485               805                12                 8

     Total                                                1,482             1,442                26                16

     Included in other current assets are deferred customer acquisition cost of RMB324 million (2004: Nil).

     The carrying value of prepayments and other receivables approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 5.58% (2004: 5.22%).

21   Fixed assets


                                                                                         Furniture,
                                                                       Telecommu-    fixture, motor
                                                                        nications      vehicles and
                                                                     networks and             other
                                                      Buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Cost / valuation:
     Balance at January 1, 2004, as restated
       due to the Acquisition (Note 2)                   38,369           247,128            11,438           296,935
     Effects of adoption of HKAS 17:
     Reclassification of land use rights to
       lease prepayments for land (Note 3(c))            (2,107)               --                --            (2,107)

     Balance at January 1, 2004, as restated             36,262           247,128            11,438           294,828
     Additions                                              114               713               526             1,353
     Transferred from construction in progress            1,686            30,817             1,888            34,391
     Disposals/write off                                    (67)             (949)             (177)           (1,193)
     Increase as a result of revaluation                     --            17,140             1,503            18,643
     Decrease as a result of revaluation                     --           (21,201)           (1,065)          (22,266)
     Distributed to owner on Listing Reorganization     (12,028)           (9,265)             (325)          (21,618)

     Balance at December 31, 2004, as restated           25,967           264,383            13,788           304,138

     Accumulated depreciation:
     Balance at January 1, 2004, as restated
       due to the Acquisition (Note 2)                   (7,361)         (102,487)           (4,999)         (114,847)
     Effects of adoption of HKAS 17:
     Reclassification of land use rights to
       lease prepayments for land (Note 3(c))               375                --                --               375

     Balance at January 1, 2004, as restated             (6,986)         (102,487)           (4,999)         (114,472)
     Depreciation charge for the year                    (1,042)          (22,377)           (1,551)          (24,970)
     Disposals/write off                                      7               683               125               815
     Increase as a result of revaluation                     --           (13,458)           (1,322)          (14,780)
     Decrease as a result of revaluation                     --            10,461               487            10,948
     Distributed to owner on Listing Reorganization       2,639             2,505                74             5,218

     Balance at December 31, 2004, as restated           (5,382)         (124,673)           (7,186)         (137,241)

     Net book value at December 31, 2004
       as restated                                       20,585           139,710             6,602           166,897

     Net book value at January 1, 2004, as restated      29,276           144,641             6,439           180,356


                                                                                         Furniture,
                                                                       Telecommu-    fixture, motor
                                                                        nications      vehicles and
                                                                     networks and             other
                                                      Buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Cost / valuation:
     Balance at January 1, 2005, as restated
       due to the Acquisition (Note 2)                   27,649           264,383            13,788           305,820
     Effects of adoption of HKAS 17:
     Reclassification of land use rights to
       lease prepayments for land (Note 3 (c))           (1,682)               --                --            (1,682)
     Balance at January 1, 2005, as restated             25,967           264,383            13,788           304,138
     Reclassifications                                      818            (4,981)            4,163                --
     Additions                                              413               975               490             1,878
     Transferred from construction in progress            1,659            23,106             2,053            26,818
     Disposals/write off                                    (48)           (1,940)             (541)           (2,529)
     Distributed to owner upon
       reorganization for the Acquisition                (1,759)           (1,242)             (183)           (3,184)

     Balance at December 31, 2005                        27,050           280,301            19,770           327,121

     Accumulated depreciation:
     Balance at January 1, 2005, as restated
       due to the Acquisition (Note 2)                   (5,789)         (124,673)           (7,186)         (137,648)
     Effects of adoption of HKAS 17:
     Reclassification of land use rights to
       lease prepayments for land (Note 3(c))               407                --                --               407

     Balance at January 1, 2005, as restated             (5,382)         (124,673)           (7,186)         (137,241)
     Reclassifications                                     (354)            1,170              (816)               --
     Charge for the year                                   (956)          (21,541)           (2,157)          (24,654)
     Disposals/write off                                      4             1,662               451             2,117
     Distributed to owner upon
       reorganization for the Acquisition                   487               743                90             1,320

     Balance at December 31, 2005                        (6,201)         (142,639)           (9,618)         (158,458)

     Net book value at December 31, 2005                 20,849           137,662            10,152           168,663

     Net book value at January 1, 2005, as restated      20,585           139,710             6,602           166,897

>

     (a) The net book value of assets held under finance lease is as follows:


                                                                                         Furniture,
                                                                       Telecommu-    fixture, motor
                                                                        nications      vehicles and
                                                                     networks and             other
                                                      Buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million


          As at December 31, 2005                             1             2,551               109             2,661

          As at December 31, 2004                             8             3,574                97             3,679

      (b) The analysis of the cost or revaluation of the fixed assets of the Group is as follows:


                                                                                         Furniture,
                                                                       Telecommu-    fixture, motor
                                                                        nications      vehicles and
                                                                     networks and             other
                                                      Buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

          December 31, 2005
          Cost                                           27,050                --                --            27,050
          Valuation                                          --           280,301            19,770           300,071

                                                         27,050           280,301            19,770           327,121

          December 31, 2004
          Cost                                           25,967                --                --            25,967
          Valuation                                          --           264,383            13,788           278,171

                                                         25,967           264,383            13,788           304,138



          The Group's buildings are primarily located in the PRC and held on leases of primarily between 10 to 50 years.


     (c) As required by the PRC rules and regulations relevant to the Listing Reorganization, each class of fixed assets other than lease prepayments for land and buildings as at December 31, 2003 was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of such assets in the PRC injected into the Group was determined at RMB122,456 million. Such revalued amount serves as the tax base of the assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB2,982 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB25,778 million was recognized as an expense for the year ended December 31, 2003.

          For the Listing Reorganization, valuations of the lease prepayments for land and buildings were also performed. The surplus value of such assets was determined at RMB6,967 million. Such amount serves as the tax base for such assets with immediate effect. Details have been set out in Note 33(ii).

          As required by the PRC rules and regulations relevant to the Acquisition, each class of fixed assets, other than lease prepayments for land and buildings in the PRC, acquired as at December 31, 2004, was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of such assets in the PRC acquired was determined at RMB42,879 million. Such amount serves as the tax base for such assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB3,863 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB11,318 million was recognized as an expense for the year ended December 31, 2004.

          For the Acquisition, valuations of the lease prepayments for land and buildings were also performed. The surplus value of such assets was determined at RMB2,553 million. Such amount serves as the tax base for such assets with immediate effect. Details have been set out in Note 33(ii).

          The respective carrying amount of the telecommunications networks and equipment and furniture, fixture, motor vehicles and other equipment would have been RMB158,193 million and RMB11,233 million as at December 31, 2005 and RMB141,314 million and RMB6,645 million as at December 31, 2004 had they been stated at cost less accumulated depreciation.

          Regarding the valuation of fixed assets carried out at December 31, 2004 in relation to the Acquisition, the carrying amounts of these fixed assets and, where applicable, the corresponding revalued amounts of these assets are as follows:


                                                     Historical
                                                       carrying       Revaluation       Revaluation          Revalued
                                                         amount           surplus           deficit            amount
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

          At December 31, 2004
          Buildings                                       7,142                --                --             7,142
          Telecommunications networks and
            equipment                                    39,881             3,682           (10,740)           32,823
          Furniture, fixture, motor vehicles and
            other equipment                               2,542               181              (578)            2,145

                                                         49,565             3,863           (11,318)           42,110

          The directors have carried out a review of the Group's fixed assets and concluded that there was no impairment of fixed assets as at December 31, 2005, nor was there any significant change in value of fixed assets at that date.

          At December 31, 2005, no fixed assets were pledged as security for the Group's long term bank and other loans (2004: RMB22 million).

22   Construction in progress

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3

     Balance at beginning of year                                                            11,068            18,049
     Effects of adoption of HKAS 17:
     Reclassification from land use rights to lease prepayments for land (Note 3 (c))          (471)             (643)

     Balance as at January 1, 2005, as restated                                              10,597            17,406
     Additions                                                                               23,258            28,983
     Transferred to fixed assets                                                            (26,818)          (34,391)
     Distributed to owner in accordance with the Reorganizations                               (215)           (1,401)

     Balance at end of year                                                                   6,822            10,597

23   Lease prepayments for land

     This represents land use rights in PRC and their net book value is analyzed as follows:

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3

     Held for:
     Lease of between 10 to 50 years                                                          1,933             1,733
     Lease of less than 10 years                                                                 16                13

     Balance at end of year                                                                   1,949             1,746

     The movement of the lease prepayments for land is as follows:

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3

     Balance at beginning of year from reclassification from land use right                   1,746             2,375
     Additions                                                                                  280               202
     Charge for the year                                                                        (37)              (51)
     Distributed to owner in accordance with the reorganizations                                (40)             (780)

     Balance at end of year                                                                   1,949             1,746


24   Intangible assets

                                                       Negative         Purchased       Sponsorship
                                                       goodwill          software              fees             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                                                      (Note 40(xv))

     Cost:
     Balance at January 1, 2004                            (178)              984                --               806
     Additions                                               --               266                --               266

     Balance at December 31, 2004                          (178)            1,250                --             1,072

     Accumulated amortization:
     Balance at January 1, 2004                              (2)             (529)               --              (531)
     Amortization for the year                               14              (173)               --              (159)

     Balance at December 31, 2004                            12              (702)               --              (690)

     Net book value at January 1, 2004                     (180)              455                --               275

     Net book value at December 31, 2004                   (166)              548                --               382

     Cost:
     Balance at January 1, 2005                            (178)            1,250                --             1,072
     Impacts of adoption of HKFRS 3:
     Transferred from negative goodwill to
       retained earnings (Note 3(b))                        181                --                --               181

     Balance at January 1, 2005, as restated                  3             1,250                --             1,253
     Additions                                               --               663               540             1,203

     Balance at December 31, 2005                             3             1,913               540             2,456

     Accumulated amortization:
     Balance at January 1, 2005                              12              (702)               --              (690)
     Impacts of adoption of HKFRS 3:
     Transferred from negative goodwill to
       retained earnings (Note 3(b))                        (15)               --                --               (15)

     Balance at January 1, 2005, as restated                 (3)             (702)               --              (705)
     Amortization for the year                               --              (223)             (135)             (358)

     Balance at December 31, 2005                            (3)             (925)             (135)           (1,063)

     Net book value at December 31, 2005                     --               988               405             1,393

25   Other non-current assets


                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3

     Installation cost                                                                        4,197             4,866
     Customer acquisition costs                                                                  --             1,304
     Prepaid network capacities                                                               1,454             1,322
     Discount on foreign exchange forward contracts (note 3(d))                                  --                59
     Others                                                                                     383               985

                                                                                              6,034             8,536

     During 2005, due to a change in the nature of promotions offered by the Group, the amortisation period of customer acquisition costs fell below one year. In response to this, the Group has recorded customer acquisition costs arising from 2005 as prepayments and other receivables. The total amount of customer acquisition costs in prepaid expenses as at December 31, 2005 was RMB324 million (2004: Nil).

26   Investments in subsidiaries

                                                                                                  Company
                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million

     Investments cost in subsidiaries                                                        58,577            37,509
     Due from subsidiaries (Note (b))                                                           573                --
     Due to subsidiaries (Note (c))                                                         (12,820)               --

                                                                                             46,330            37,509


     Notes:

     (a) As at the December 31, 2005, the Group has direct and indirect interests in the following principal subsidiaries, all of which are private companies:

                                                                   Issued and       Percentage
                                                                        fully        of equity     Principal
                                       Place and date                paid up/         interest     activities
                                       of incorporation/           registered     attributable     and place
          Company name                 establishment                  capital     to the Group     of operation

          Directly held:
          China Netcom (Group)         PRC,                       Registered              100%     Provision of
            Company Limited            August 6,                   capital of                      network
            (Note (i))                 1999                            RMB150                      communication
                                                                      million                      services in the PRC

          Indirectly held:
          China Netcom Group           PRC,                       Registered              100%     Provision of
            New Horizon                August 9,            share capital of                       network
            Telecommunications         2005                  RMB9,466,366,600                      communication
            Co.Limited (Note (ii))                                                                 services in the PRC

          Asia Netcom Corporation      Bermuda                   120,000,000              100%     Investment holding
            Limited (Note (iii))       October 15,        ordinary shares of                       in Bermuda
                                       2002                     US$ 0.01 each

          (i) The company is a wholly owned foreign enterprise established in the PRC. The accounts of the company for the years ended December 31, 2004 and 2005 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

          (ii) The company is a wholly owned foreign enterprise established in the PRC. The accounts of this company for the year ended December 31, 2005 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

         (iii) The financial statements for the years ended December 31, 2004 and 2005 had been audited by PricewaterhouseCoopers.

     (b) The balances are unsecured, non-interest bearing and have no fixed repayment terms.

     (c) Deferred payments arising from the Acquisition (see note 1) has been transferred to CNC China at the carrying amount. The balance is non-secured, non interest bearing and has no fixed repayment terms

27   Accounts payable

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

     0-30 days                                                                                6,281             8,371
     31-60 days                                                                               1,796             2,351
     61-90 days                                                                               1,297             1,223
     91-180 days                                                                              1,940             2,922
     Over 180 days                                                                            5,405             6,258

     Total                                                                                   16,719            21,125

     Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB48 million (2004: RMB69 million).

28   Accruals and other payables

                                                               Group                              Company
                                                        As at December 31,                  As at December 31,
                                                           2005              2004              2005              2004
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                                         Restated
                                                                           Note 2

     Accrued expenses                                       872             1,580                93               140
     Other payables                                       3,033             3,286                --                --

     Total                                                3,905             4,866                93               140

29   Bank and other loans

     (a)  The short term bank loans were unsecured and comprise:
                                                                                            As at December 31,
          Currency                 Interest rate and final maturity                            2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

          Renminbi                 Interest rates ranging from 4.70%
            denominated            to 5.02% per annum with
                                   maturity through December 18, 2006                        47,341            44,692

          US Dollar                Interest rates ranging from 2.59%
            denominated            to 3.98% per annum                                             --               190

                                                                                             47,341            44,882

          The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 4.70%-5.02% (2004: 2.59%-5.94%).

          Included in short-term bank loans were loans from state-owned banks amounting to RMB46,541 million as at December 31, 2005 (2004:
          RMB43,472 million).

     (b)  The Group's long term bank and other loans comprise:

                                                                           Note             As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

          Long term bank loans                                              (i)              22,734            34,678
          Finance lease obligations                                        (ii)               2,255             3,101

                                                                                             24,989            37,779

          Less: Current portion                                                              (6,846)          (11,727)

                                                                                             18,143            26,052

          The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 5.58% (2004: 5.22%).

          Included in long term bank loans were loans from state-owned banks amounting to RMB22,685 million as at December 31, 2005 (2004:
          RMB33,218 million).

          (i)  Long term bank loans

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

               Loans
                 Unsecured                                                                   22,414            32,075
                 Secured                                                                        320             2,603

               Total                                                                         22,734            34,678

               Less: Current portion                                                         (5,579)          (10,796)

               Long term loans                                                               17,155            23,882


          (i)  Long term bank loans (continued)
               The Group's long term bank loans were repayable as follows:


                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

               Within one year                                                                5,579            10,796
               In the second year                                                             7,774             8,276
               In the third to fifth year, inclusive                                          5,886            12,140
               After the fifth year                                                           3,495             3,466

                                                                                             22,734            34,678


                                                                                            As at December 31,
               Currency               Interest rate and final maturity                         2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
               Bank loan                                                                                       Note 2

               Renminbi               Interest rates ranging from 2.40%
                 denominated          to 10.08% per annum with
                                      maturity through December 20, 2019                     20,736            29,503

               US Dollar              Interest rates ranging from 1.25%
                 denominated          to 8.00% per annum with
                                      maturity through October 31, 2039                       1,241             3,223

               Japanese Yen           Interest rate is 2.12% per annum
                 denominated          with maturity through January 7, 2014                     327             1,342

               Euro denominated       Interest rates ranging from 0.50%
                                      to 7.35% per annum with
                                      maturity through March 15, 2034                           430               610

                                                                                             22,734            34,678

          (i)  Long term bank loans (continued)
               As at December 31, 2005, secured bank loans of RMB320 million (2004: RMB2,603 million) which were secured by the following:

               o Corporate guarantees granted by China Netcom Group to the extent of RMB75 million (2004: RMB2,148 million); and

               o Corporate guarantee granted by third parties to the extent of RMB245 million (2004: RMB452 million).

          (ii) Finance lease obligations

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

               Obligation under finance leases                                                2,255             3,101
               Less: current portion                                                         (1,267)             (931)

                                                                                                988             2,170

               In 2005, the Group has entered into a finance lease arrangement with a related party, receiving funding of RMB322 million. The net book value of the assets under finance lease was RMB317 million as at December 31, 2005 (2004: RMB2,592 million). The accumulated finance lease obligation as at December 31, 2005 amounted to RMB2,255 million. (2004: RMB2,408 million).

               The interest rates charged on finance lease are ranging from 2.50% to 5.70% with maturity through December 8, 2008 (2004:
               2.50% to 5.18% with maturity through December 31, 2007).


29   Bank and other loans (continued)

     (b)  The Group's long term bank and other loans comprise: (continued)
          (ii) Finance lease obligations (continued)
               The Group's liabilities under finance leases are analyzed as follows:

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

               Within one year                                                                1,319             1,005
               In the second year                                                               903             1,396
               In the third to fifth year, inclusive                                            106               831

                                                                                              2,328             3,232
               Less: future finance charges on finance leases                                   (73)             (131)

               Present value of finance lease liabilities                                     2,255             3,101

               The present value of finance lease liabilities is as follows:

               Within one year                                                                1,267               931
               In the second year                                                               885             1,350
               In the third to fifth year, inclusive                                            103               820

                                                                                              2,255             3,101

     (c)  The fair value of the Group's non-current portion of long term bank and other loans at December 31, 2005 and 2004 were as follows:
                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                            Notes 2&3

          Long term bank loans                                                               15,571            21,899
          Finance lease obligations                                                             958             1,908

                                                                                             16,529            23,807

          The fair value are based on cash flows discounted using rates based on the borrowing rates of ranging from 2.54% to 6.12% (2004: 0.19% to 9.20%).

30   Amount due from/(to) holding companies and fellow subsidiaries


                                                                           Note             As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            Million           million
                                                                                                             Restated
                                                                                                               Note 2

     Current:

     Due from ultimate holding company                                      (a)                  89               785
     Due from other holding companies                                       (a)                   1                 1
     Due from fellow subsidiaries                                           (a)                 157               301

     Total                                                                                      247             1,087

     Due to ultimate holding company
     -- Deferred consideration                                               (b)              1,960                --
     -- Others                                                               (a)              3,877             3,704
     Due to fellow subsidiaries                                              (a)              3,153             6,376

     Total                                                                                    8,990            10,080

     Non-current:

     Due to ultimate holding company
     -- Deferred consideration                                               (b)              7,840                --

     Total                                                                                    7,840                --

     Note:

     (a) These are interest free, unsecured and have no fixed terms of repayment.

     (b) Balance represents the deferred payments arising from the Acquisition outstanding at year end. The balance is charged at interest rate of 5.265% per annum with final maturity through June 30, 2010. The deferred payment is analyzed as follows:


                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million

          Within one year                                                                     1,960                --
          In the second year                                                                  1,960                --
          In the third to fifth year, inclusive                                               5,880                --

          Total                                                                               9,800                --

31   Deferred revenues

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

     Balance at beginning of year:
     -- upfront connection fees                                                                8,910           13,256
     -- upfront installation fees                                                              7,638            8,001
     -- advances from network capacity sales                                                   2,173            2,050
     -- prepaid telephony services                                                             4,143            3,677

                                                                                              22,864           26,984

     Additions for the year:
     -- upfront connection fees                                                                   --               --
     -- upfront installation fees                                                                573            1,205
     -- advances from network capacity sales                                                     461              242
     -- prepaid telephony services                                                            24,435           18,636

                                                                                              25,469           20,083

31   Deferred revenues

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                               Note 2

     Reductions for the year:
     -- upfront connection fees                                                              (3,405)           (4,346)
     -- upfront installation fees                                                            (1,442)           (1,568)
     -- advances from network capacity sales                                                   (280)             (114)
     -- prepaid telephony services                                                          (24,306)          (18,126)

                                                                                            (29,433)          (24,154)

     Distributed to owner in accordance with Listing Reorganization:
     -- advances from network capacity sales                                                     --                (5)
     -- prepaid telephony services                                                               --               (44)

                                                                                                 --               (49)

     Balance at end of year:
     -- upfront connection fees                                                               5,505             8,910
     -- upfront installation fees                                                             6,769             7,638
     -- advances from network capacity sales                                                  2,354             2,173
     -- prepaid telephony services                                                            4,272             4,143

                                                                                             18,900            22,864

     Representing:
     -- Current portion                                                                       7,975             8,876
     -- Non-current portion                                                                  10,925            13,988

                                                                                             18,900            22,864

32   Provisions


                                                                            Early           One-off
                                                                       retirement      cash housing
                                                                         benefits         subsidies             Total
                                                                              RMB               RMB               RMB
                                                                          million           million           million
                                                                  Note(b), 4p(ii)       Note(a),(b)

     At January 1, 2004, as restated (Note 2)                               4,139             3,988             8,127
     Additional provisions                                                    693                --               693
     Payments during the year                                                (640)             (479)           (1,119)

     At December 31, 2004                                                   4,192             3,509             7,701

     Analysis of total provisions:
     -- Current portion                                                       618             3,509             4,127
     -- Non-current portion                                                 3,574                --             3,574

                                                                            4,192             3,509             7,701

     At January 1, 2005                                                     4,192             3,509             7,701
     Additional provisions                                                      2                --                 2
     Payments during the year                                                (431)              (69)             (500)

     At December 31, 2005                                                   3,763             3,440             7,203

     Analysis of total provisions:
     -- Current portion                                                       589             3,440             4,029
     -- Non-current portion                                                 3,174                --             3,174

                                                                            3,763             3,440             7,203

     (a) Certain staff quarters, prior to 1998, have been sold to its employees, subject to a number of eligibility requirements, at preferential prices. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures of implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

          Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB4,142 million, which was charged to the consolidated income statement in the year ended December 31, 2000 when the State Council circular in respect of cash subsidies was issued.

     (b) Pursuant to the Listing Reorganization and the Acquisition, if the actual payments required for these subsidies and early retirement benefits differ from the amount provided as at June 30, 2004 and June 30, 2005, China Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided. There was no material settlement during the year ended December 31, 2005. (2004: Nil)

33   Deferred taxation

     Movements of the deferred tax assets and liabilities are as follows:

                                                 Balance at    Recognised                                  Balance at
                                                   December     in income     Recognized    Recognized       December
                                                   31, 2004     statement      in equity     in equity       31, 2005
                                                        RMB           RMB            RMB           RMB            RMB
                                                    million       million        million       million        million
                                                   Restated                     Note (i)     Note (ii)
                                                  Notes 2&3

     Deferred tax assets:

     Deferred revenue, primarily advances
       from customers                                   208           (29)            (9)            --            170
     Temporary differences from
       allowance for doubtful debts                     398           245           (293)            --            350
     Unrecognized revaluation surplus
       and deficit (Note (ii))                        2,114           (96)            --            843          2,861
     Provision for early retirement benefits            597           (99)          (498)            --             --
     Depreciation of fixed assets                       325            95           (420)            --             --
     Others                                             162           (10)           (53)            --             99

     Balance at end of year                           3,804           106         (1,273)           843          3,480

     Deferred tax liabilities:

     Interest capitalized                            (1,489)           32            196             --         (1,261)
     Others                                             (87)           24             --             --            (63)

     Balance at end of year                          (1,576)           56            196             --         (1,324)

     The amounts in the consolidated balance
     sheet are as follows:

     Deferred tax assets to be
       recovered after more than 12 months            2,997                                                      2,906

     Deferred tax liabilities to be
       settled after more than 12 months             (1,318)                                                    (1,190)


                                             Balance at    Recognized                                                     Balance at
                                           December 31,     in income  Recognized   Recognized  Recognized   Recognized December 31,
                                                   2003     statement   in equity    in equity   in equity    in equity        2004
                                                    RMB           RMB         RMB          RMB         RMB          RMB         RMB
                                                million       million     million       million    million      million     million
                                               Restated                 Note (iii)     Note (i)    Note (i)    Note (ii)
                                               Notes 2&3

     Deferred tax assets:
     Deferred revenue, primarily
       advances from customers                        944        (223)         --           --        (513)         --         208
     Temporary differences from
       allowance for doubtful debts                   458         166          --           --        (226)         --         398
     Unrecognized revaluation surplus
       and deficit (Note (ii))                         --        (241)         --           --          --       2,355       2,114
     Provision for early retirement benefits        1,431         111          --           --        (945)         --         597
     Disposal of fixed assets                       1,577        (944)         --           --        (633)         --          --
     Losses of taxation purpose                        --         704        (704)          --          --          --          --
     Depreciation of fixed assets                      --         325          --           --          --          --         325
     Others                                           450         (25)         --           --        (263)         --         162

     Balance at end of year                         4,860        (127)       (704)          --      (2,580)      2,355       3,804

     Deferred tax liabilities:
     Revenue recognition                             (712)        133          --           --         579          --          --
     Depreciation of fixed assets                  (4,843)      3,321          --       (1,275)      2,797          --          --
     Deferred costs                                  (245)        114          --           --         131          --          --
     Interest capitalized                          (1,059)       (160)         --           --        (270)         --      (1,489)
     Others                                          (113)        (26)         --           --          52          --         (87)

     Balance at end of year                        (6,972)      3,382          --      (1,275)       3,289          --      (1,576)

     The amounts in the consolidated balance
     sheet as follows:

     Deferred tax assets to be recovered
       after more than 12 months                    2,408                                                                     2,997

     Deferred tax liabilities to be
       settled after more than 12 months           (5,997)                                                                   (1,318)

     Notes:

     (i) As described in Note 21, in connection with the Listing Reorganization and the Acquisition, certain of the Group's telecommunications networks and equipment and furniture, fixture, motor vehicles and other equipment were revalued as at December 31, 2003 and 2004. Such revalued amounts determine the tax bases for these assets for future years. In addition, except for the item described in Note (ii) below, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet.

          In connection with the Listing Reorganization, the Group's net deferred tax liabilities were reduced by RMB709 million (comprising the recognition of deferred tax assets of RMB2,580 million and deferred tax liabilities of RMB3,289 million), and this decrease was recorded as a credit to owner's equity upon the date of the Reorganization on June 30, 2004. The RMB709 million net reduction of deferred tax liabilities, comprised RMB846 million, being the deferred tax liabilities from the revaluation surplus of fixed assets credited to revaluation reserves and RMB137 million of deferred tax assets debited to retained earnings.

          In connection with the Acquisition, the Group's net deferred tax assets were subsequently reduced by RMB1,076 million (comprising deferred tax assets of RMB1,272 million and deferred tax liabilities of RMB196 million), and this decrease was recorded as a debit to owner's equity upon the date of the Reorganization on June 30, 2005. The RMB1,076 million deduction comprises RMB1,097 million, being deferred tax liabilities originating from the revaluation surplus of fixed assets recorded, was credited to revaluation reserves offset by RMB2,174 million deferred tax assets debited to retained earnings.

     (ii) In addition, in order to determine the future tax bases used for future years after the Listing Reorganization and the Acquisition, the Group's up-front prepayments made for the leasehold land and buildings were revalued for PRC tax purposes as at December 31, 2003 and 2004. However, the resulting revaluations of the up-front prepayments made for the leasehold land and buildings were not incorporated into the consolidated financial statements. As a result, deferred tax assets were subsequently recorded with a corresponding increase in owner's equity upon the Listing Reorganization on June 30, 2004 and the Acquisition on June 30, 2005. In the opinion of the directors, it is more likely than not that the Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Group. The amount is transferred to retained earnings upon the corresponding realization of the underlying deferred tax assets.

          During the Listing Reorganization, the leasehold land and buildings had a net surplus on revaluation of RMB6,967 million as at December 31, 2003. As explained in the preceding paragraph, a deferred tax asset of RMB2,355 million was subsequently recorded with a corresponding increase in owner's equity upon the Listing Reorganization on June 30, 2004. The amount transferred to retained earnings for the year ended December 31, 2005 was RMB57 million (2004:
          241 million).

          During the Acquisition, the leasehold land and buildings has a net surplus on revaluation of RMB2,553 million as at December 31, 2004. As explained above, a deferred tax asset of RMB843 million was subsequently recorded with a corresponding increase in owner's equity upon the Acquisition on June 30, 2005. The amount transferred to retained earnings for the year ended December 31, 2005 was RMB39 million.

     (iii) This represents the net tax loss carried forward of the four newly acquired provinces/(autonomous) from year 2004. As the tax loss was utilised by China Netcom Group in the same year, the utilization of the deferred tax assets was reflected as a distribution to the owner in the combined statement of changes in owner's equity.

34   Share capital

                                                                             Authorised
                                                                    Convertible preference shares of
                           Ordinary shares of US$0.04 each               US$0.04 each (note (c))                 Total
                                No. of                          RMB     No. of                 RMB                         RMB
                                shares           US$        million     shares     US$     million         US$         million

     At January 1, 2004,
       December 31, 2004
       and 2005             25,000,000,000  1,000,000,000    8,277   7,741,782   309,671       3      1,000,309,671      8,280


                                                                               Issued
                                                                    Convertible preference shares of
                           Ordinary shares of US$0.04 each               US$0.04 each (note (c))                 Total
                                No. of                          RMB     No. of                 RMB                         RMB
                                shares           US$        million     shares     US$     million         US$         million

     At January 1,
     2004 (Note (b))         5,492,258,218    219,690,329    1,816   7,741,782   309,671       3        220,000,000     1,819

     Conversion of
     convertible preference
     shares (Note (c))           7,741,782        309,671        3  (7,741,782) (309,671)     (3)                --        --
     Issue of shares through
     Global Offering
     (Note (d))              1,093,529,000     43,741,160      362          --        --      --         43,741,160       362

     At December 31,
       2004 and 2005         6,593,529,000    263,741,160    2,181          --        --      --        263,741,160     2,181

     Notes:

     (a) Pursuant to an ordinary resolution dated September 1, 2004, the authorized share capital of the Company was increased to US$1,000,000,000 by creating an additional 99,600,000,000 shares of US$0.01 each. Pursuant to an ordinary resolution passed on September 7, 2004, every four issued and unissued shares of US$0.01 each were consolidated into one new share of US$0.04 each. Following the creation of 99,600,000,000 additional shares and the share consolidation, the authorized share capital of the Company is RMB8,277 million divided into 25,000,000,000 shares of US$0.04 each, of which 5,492,258,218 shares were in issue and fully paid. The shares after the share consolidation rank pair in all respects with each other. All references to the share capital of the Company in this report have been adjusted retrospectively to take into account the increase in authorized share capital and share consolidation. The increase in authorized capital is applied respectively in presentation of share capital of the consolidated balance sheets as detailed in notes below.

     (b) The share capital presented in the consolidated balance sheet at January 1, 2004 represents (i) the share capital of the Company, including the shares as at January 1, 2004 totaling 50,000,000 ordinary shares, (ii) shares issued for the asset injection arising from the Listing Reorganization totaling 5,442,258,218 ordinary shares.

          The shares described in (ii) are deemed to have been issued since January 1, 2004 as the shares were issued for business combination under common control. The difference between the nominal value of the shares described in (ii) and the value of the net assets injected into the Company under the asset injection, totaling approximately RMB3,100 million, is reflected as share premium

     (c) All preference shares were converted into ordinary shares of the Company on August 30, 2004.

     (d) On December 8, 2004, the Company completed its Global Offering. The listing proceeds of the aforementioned Global Offering of shares, net of share issue expenses of HK$650 million (equivalent to RMB689 million) amounted to approximately HK$8,438 million (equivalent to RMB8,944 million). The resulting share premium amounted to approximately HK$8,096 million (equivalent to RMB8,582 million).

35   Share option scheme

     A share option scheme was approved pursuant to a directors' resolution on September 30, 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting schedules.

     On October 22, 2004, 158,640,000 share options with an exercise price of HK$ 8.40 each were granted to the directors of the Company and certain employees of the Group (the "First Grant").

     The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from its shareholders for granting options beyond the 10% limit.

     Pursuant to the Company's share option plan, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant has an exercise period of six years from the date of grant.

     On December 6, 2005, the board of directors approved the granting of 79,320,000 shares of share options to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four northern provinces/autonomous region.

     A director resigned in 2004 and the options granted to him amounting to 920,000 were cancelled on the date of his resignation in accordance with the terms of the share option scheme.

     Three staff resigned in 2005 and the options granted to them amounting to 1,017,000 cancelled on the date of his resignation in accordance with the terms of the share option scheme.

     The movement of the share options granted during the year is summarized as follows,


                                              Granted    Exercised     Lapsed      Cancelled   Outstanding    Subscription price
                              Outstanding     during        during     during         during         as at          per share of
                           as at 01/Jan/05   the year     the year    the year      the year     31/Dec/05           the Company
                                                                                                                             HK$

     No. of share options     157,720,000   79,320,000        --           --    (1,017,000)   236,023,000             8.4/12.5
     No. of directors and
        employees                     455          260        --           --            (3)           712

     The grant date fair value of the share options granted in the First Grant is determined by the Black-scholes model based on the following assumptions: expected dividend pay-off ratio of 35%, expected vesting period of 5 years, expected fluctuation rate of 23.6% and risk-free interest rate of 4.3%. The weighted average fair value of the share option on grant date was determined as HK$ 1.22 per share (RMB1.28 per share). Since there is subjectivity exercised in the valuation model adopted and the assumption based on which the fair value of the share options are determined, and any change in these subjective assumption may have significant impact to the fair value of the share options, the Black-Scholes Model adopted may not be able to reliably determine the fair value of the share options.

36   Reserves - Company

                                                          Share           Capital          Retained
                                                        premium           Reserve          earnings             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     At January 1, 2004                                   2,771                --               191             2,962
     Issue of shares under listing Reorganisation        31,397             2,982                --            34,379
     Distribution to owner in accordance
       with Listing Reorganization                           --                --              (359)             (359)
     Loss for the year                                       --                --               (59)              (59)
     Distribution to an owner upon assignment
       of loan prior to the Global Offering                  --                --            (1,021)           (1,021)
     Issue of shares through Global Offering
       (net of issue expenses)                            8,582                --                --             8,582
     Share based payments (Note 3(a))                        --                18                --                18

     At December 31,2004, as restated                    42,750             3,000            (1,248)           44,502

     Profit for the year                                     --                --               126               126
     Dividends distributed during the year
       (Note 12)                                             --                --              (259)             (259)
     Share based payments                                    --               104                --               104

     At December 31,2005                                 42,750             3,104            (1,381)           44,473

37   Consolidated cash flow statements

     (a) Reconciliation of profit before taxation to net cash flows generated from operations

                                                                                          Year ended December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                                             Restated
                                                                                                             Note 2&3

          Profit before taxation                                                             17,317             2,376
          Depreciation of fixed assets and amortization of intangible assets                 25,012            25,129
          Lease prepayments for land                                                             37                51
          Amortization of deferred revenues                                                 (29,433)          (24,154)
          Deferred costs charged to the income statements                                     2,553             3,646
          Deficit on revaluation of fixed assets                                                 --            11,318
          Bad and doubtful debts                                                              1,148             1,185
          Loss on disposal of fixed assets                                                      363               212
          Share based compensation                                                              104                18
          Dividend income                                                                       (29)              (17)
          Share of loss of associated companies                                                  --                 1
          Interest income                                                                      (157)              (87)
          Interest expense                                                                    3,586             3,751
          Discount on foreign currency exchange forward contracts                                --                18
          Unrealized loss on short-term investments                                              --                 4
          Foreign exchange (gain)/loss                                                         (232)              105

          Operating cashflow before working capital changes                                  20,269            23,556
          Increase in accounts receivable                                                    (1,399)           (1,010)
          Decrease in inventories and consumables                                               768               108
          Decrease/(increase) in prepayments, other receivables and
            other current assets                                                                788              (505)
          Increase in other non-current assets                                                 (519)           (3,302)
          (Decrease)/increase in accounts payable                                            (3,281)            1,512
          Decrease in accruals and other payables                                            (1,363)           (3,008)
          Increase in deferred revenues                                                      25,469            20,083

          Net cash inflow generated from operations                                          40,732            37,434

     (b)  Major non-cash transactions

          During 2005, the Group paid RMB3,000 million as part of the total consideration for the Acquisition (Note 1). The remaining balance of RMB9,800 million is recognized as deferred payments and included in amount due to the ultimate holding company.

          During 2005, the Group entered into finance lease arrangements in respect of newly acquired fixed assets with a total capital value at the inception of the lease of RMB338 million (2004: RMB1,950 million).

          During 2004, the immediate holding company assigned a loan to the Company which resulted in a direct debit to the Company's equity.

38   Banking facilities

     As at December 31, 2005 and 2004, the Group's banking facilities (most of them can be utilised for more than one year) are as follows:

                                                               Group                              Company
                                                        As at December 31,                  As at December 31,
                                                           2005              2004              2005              2004
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                                         Restated
                                                                           Note 2

     Amount utilized                                     70,075            79,560                --                --

     Amount unutilized                                  104,731            24,349                --                --

     Aggregate banking facilities                       174,806           103,909                --                --


39   Commitments

     (a)  Capital commitments

                                                                  Group                              Company
                                                          As at             As at             As at             As at
                                                   December 31,      December 31,      December 31,      December 31,
                                                           2005              2004              2005              2004
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                                         Restated
                                                                           Note 2

          Contracted but not provided for
            -- Leasehold land and buildings                 227               137                 --               --
            -- Telecommunications networks
                and equipment                             1,376             1,072                 --               --
            -- Others                                       112                 6                 --               --

                                                          1,715             1,215                 --               --

          Authorized but not contracted for
            -- Leasehold land and buildings                  27                 2                 --               --
            -- Telecommunications networks
                and equipment                               112             1,778                 --               --
            -- Others                                        --                --                 --               --

                                                            139             1,780                 --               --


     (b)  Operating lease commitments
          The Group has future minimum lease payments under non-cancelable operating leases in respect of premises and equipment as follows:


                                                                  Group                              Company
                                                          As at             As at             As at             As at
                                                   December 31,      December 31,      December 31,      December 31,
                                                           2005              2004              2005              2004
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                                         Restated
                                                                           Note 2

          Not later than one year                           994               804               --                --
          Later than one year and
            not later than five years                     1,373             1,148               --                --
          Later than five years                           1,699             1,518               --                --

                                                          4,066             3,470               --                --

40   Related party transactions

     All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees represent related parties of the Group as defined by HKAS 24. China Netcom Group, the Group's parent company, is a state-controlled enterprise directly controlled by the PRC government, which controls different state-owned enterprises and drives the economy of the PRC. The Group is the dominant fixed line telecommunications service provider in northen China by virtue of its historical monopoly over these services. As a result, the Group has extensive transactions including sales to, purchases of services, goods and fixed assets from, leasing of assets from and banking transactions with other state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

     The Group's operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (MII), pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the policies and regulations for the telecommunications industry in China, including granting license, allocating frequency spectrum, formulating interconnection and settlement arrangement between telecommunications operator, enforcing industry regulation and reviewing tariffs for domestic services. Other PRC governmental authorities also regulate tariff polices, capital investment and foreign investment in the telecommunications industry.

     As a state-owned telecommunication operator, the Group has extensive transactions with other state-owned telecommunication operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

     The Group has extensive transactions with other members of the China Netcom Group. It is possible that the terms of the transactions between the Group and other members of the China Netcom Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

     Management believes that meaningful information relative to related party disclosures has been adequately disclosed.


                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                       Notes                million           million
                                                                                                             Restated
                                                                                                               Note 2

     Emolument of key management                                        (i)
       - salaries and welfare                                                                    35                14
       - contributions to retirement scheme                                                       1                 1

     Subtotal                                                                                    36                15

     Interconnection fees
       -- from fellow subsidiaries                                     (iv)(b)                  251               148
       -- from other state-owned
            telecommunications operators                               (iv)(b)                6,442             5,481

     Subtotal                                                                                 6,693             5,629

     Interconnection charges
       -- to fellow subsidiaries                                       (iv)(b)                  611               198
       -- to other state-owned
            telecommunications operators                               (iv)(b)                1,475             1,200

     Subtotal                                                                                 2,086             1,398

     Rental income from properties
      leased to fellow subsidiaries                               (iv)(a),(iv)(c)                --                 3

     Purchase of materials
       -- from fellow subsidiaries                                 (iv)(a),(iv)(c)            1,298             2,122
       -- from other related companies                             (iv)(a),(iv)(c)              231               822

     Subtotal                                                                                 1,529             2,944


                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                       Notes                million           million
                                                                                                             Restated
                                                                                                               Note 2

     Receipt of engineering, project planning,
       design, construction and information
       technology services
       -- from fellow subsidiaries                                 (iv)(a),(iv)(b)            2,236             3,185
       -- from other related companies                             (iv)(a),(iv)(b)              413               392

     Subtotal                                                                                 2,649             3,577

     Ancillary telecommunications support services
       -- from fellow subsidiaries                                       (v)                    435               554
       -- from other related companies                                   (v)                     51               235

     Subtotal                                                                                   486               789

     Payment of operating lease rentals of premises
       -- to fellow subsidiaries                                   (iv)(a),(iv)(c)              655               311
       -- to other related companies                               (iv)(a),(iv)(c)               --                 5

     Subtotal                                                                                   655               316

     Property sub-lease rentals to fellow subsidiaries            (iv)(a),(iv)(c)                15                33

     Common corporate services income
       from ultimate holding company                                   (vi)                      89                19

     Common corporate services expenditure
       paid to ultimate holding company                                (vi)                     279               213

     Support services received
       -- from ultimate holding company                                 (vii)                     2                --
       -- from fellow subsidiaries                                      (vii)                   888               937
       -- from other related companies                                  (vii)                   264             1,487

     Subtotal                                                                                 1,154             2,424

                                                                                            As at December 31,
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                       Notes                million           million
                                                                                                             Restated
                                                                                                               Note 2

     Telecommunications rental income from
       other state-owned telecommunications
       operators                                                      (iv)(b)                 1,271             1,182

     Payment for lease of Telecommunications facility
       -- to ultimate holding company                                  (viii)                    85                --
       -- to fellow subsidiaries                                       (viii)                   215               138

     Subtotal                                                                                   300               138

     Payment for purchase of long-term
       telecommunications capacity to
       fellow subsidiaries                                             (ix)                     117               173

     Payment for lease of long-term
       telecommunications capacity
       to fellow subsidiaries                                           (x)                      84                28

     Management fee received from
       fellow subsidiaries                                             (xi)                      39                28

     Notes:

     (i) Represents the emoluments paid to all of the directors and the top management of the Group, who are considered as the related parties of the Group.

     (ii) The Group entered into finance lease arrangements with a related party, details have been set out in Note 29 b(ii).

     (iii) Related party represents the non-listed investees of the fellow subsidiaries.

     (iv)   Priced based on one of the following three criteria:

           (a) market price;

           (b) prices based on government guidance; or

           (c) cost plus basis.

     (v) Represents the provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services.

     (vi) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services are allocated between the Group and China Netcom Group based on total asset as appropriate.

     (vii) Represents the support services provided to the Group by fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

     (viii) The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities and inter-provincial transmission optic fibers from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

     (ix) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Group, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

     (x) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amount of capacity of China Netcom Group's telecommunications network at market rates as set out in the Capacity Lease Agreement.

     (xi) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

     (xii) In addition, pursuant to the Listing Reorganization and the Acquisition, China Netcom Group have agreed to hold and maintain, for the Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licenses maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licenses in the future, the Company has agreed reimburse China Netcom Group for any such expense.

     (xiii) China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognized in the financial statements of the Group arising from transactions prior to the date of Listing Reorganization and the Acquisition in relation to the business of the Group prior to the Acquisition and the business of the newly acquired four provinces/autonomous region respectively.

     (xiv) As at December 31, 2005, China Netcom Group granted corporate guarantees to the Group as set out in Note 29 (b).

     (xv) China Netcom Group, the Group's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organization Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Group has contributed a portion of the required support under the Sponsorship Agreement through providing cash to BOCOG amounting to RMB540 million. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognized on the Group's balance sheet.

     (xvi) At December 31, 2005, the Group has balances with other state-owned telecommunication service providers and loans granted from state-owned banks as set out in Notes 18, 27 and 29 respectively.

     (xvii) The Acquisition was completed at October 31, 2005. Details have been set out in Note 1.

41   Significant subsequent events

     After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 12.

42   Ultimate holding party

     The ultimate holding company is China Netcom Group which is owned and controlled by PRC Government.

43   Approval of financial statements

     The financial statements were approved by the Board of Directors on March 21, 2006.

Supplementary Information for American Depositary Shares Holders

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S.GAAP. Differences between Hong Kong GAAP and U.S.GAAP, which may have significant impacts on the consolidated net income/(loss) and the consolidated shareholders' equity are described below.

The effect on net profit/(loss) of significant differences between Hong Kong GAAP and U.S.GAAP for the years ended December 31, 2003, 2004 and 2005 is as follows:


                                                                      Year ended at December 31,
                                                           2003              2004              2005              2005
                                                       Restated          Restated
                                          Note        Notes 2&3         Notes 2&3

                                                           RMB million except per share data              US$ million
                                                                                                           except per
                                                                                                           share data

Consolidated net income/(loss)
  for the year under Hong Kong GAAP                     (10,906)            2,699            13,888             1,699
U.S.GAAP adjustments:
  Revaluation of fixed assets              (a)           25,778            11,318                --                --
  Depreciation of revalued fixed assets    (a)               --            (3,529)           (5,110)             (625)
  Share-based compensation                 (b)               (2)                --               --                --
  Others                                                      3                14                --                --
  Tax effect on the above adjustments      (e)           (8,508)           (2,570)            1,687               206

Consolidated profit for the year
  under U.S.GAAP                                          6,365             7,932            10,465             1,280

Shares used in computing basic
  earnings per share                                      5,492             5,623             6,594             6,594

Shares used in computing diluted
  earnings per share                                      5,500             5,630             6,628             6,628

Basic earnings per share unde
   U.S.GAAP                                             RMB1.16           RMB1.41           RMB1.59           USD0.19

Diluted earnings per share under
  U.S.GAAP                                              RMB1.16           RMB1.41           RMB1.58           USD0.19


The effect on shareholders' equity of significant differences between Hong Kong GAAP and U.S.GAAP as at December 31, 2003, 2004 and 2005 is as follows:


                                                                        Year ended December 31,
                                                           2003              2004              2005              2005
                                                       Restated          Restated
                                          Note         Note 2&3          Note 2&3
                                                                      RMB million                              US$ in
                                                                                                              million

Consolidated shareholders' equity
  under Hong Kong GAAP                                   53,659            64,595            63,010             7,808
U.S.GAAP adjustments:
  Revaluation of fixed assets              (a)           22,796            30,251            30,251             3,749
  Depreciation of revalued fixed assets    (a)               --            (3,529)           (8,639)           (1,071)
  Convertible preference shares and
    corresponding share premium            (d)           (2,637)               --                --                --
  Difference in distribution to owner
    upon Listing Reorganization            (f)               --               166                --                --
  Others                                                    (13)               --                --                --
  Tax effect on the above adjustments      (e)           (7,522)           (8,819)           (7,132)             (884)

Consolidated shareholders'
  equity under U.S.GAAP                                  66,283            82,664            77,490             9,602

In 2005, the Group acquired the fixed line telecommunication service of four northern provinces/autonomous region (Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province) from the ultimate holding company, China Netcom Group. Since the Group has adopted merger accounting to account for the Acquisition, 2003 and 2004 comparative figures have been restated as if the Acquisition had been completed before January 1, 2003 (note
2). Also, in 2005, the Group has adopted certain new or revised HKFRSs as set out in Note 3 of the financial statement. Certain 2004 comparatives have been restated as required by the relevant new or revised HKFRSs.

(a)  Revaluation of fixed assets

     In the Listing Reorganization, certain classes of fixed assets of the Group were revalued as at December 31, 2003. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB25,778 million to the Group's consolidated income statement for the year ended 31 December, 2003 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB2,982 million has been credited to the revaluation reserve.

     In 2005, the Group acquired telecommunications business and assets of the four northern provinces/autonomous region from China Netcom Group as set out in Note 1 to the Group's financial statements. The acquired fixed assets were revalued as at December 31, 2004. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB11,318 million to the Group's consolidated income statement for the year ended 31 December, 2004 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB3,863 million has been credited to the revaluation reserve. The effect of the reduction in depreciation of the revalued assets amounted to RMB5,110 million in the year ended December 31, 2005 (2004: RMB3,529 million).

     Under U.S.GAAP, the carrying values of fixed assets are stated at their historical costs less accumulated depreciation and provision for impairment without making reference to their respective depreciated replacement costs. An impairment loss on fixed assets is recorded under U.S.GAAP if the carrying value of such assets exceeds its future undiscounted cash flow resulting from the use of the assets and their eventual disposition. The future undiscounted cash flows of the Group's fixed assets, whose carrying amounts were reduced in connection with the Reorganization, exceed the historical costs of such fixed assets and, therefore, no impairment of such assets is recognized under U.S.GAAP. Accordingly, the deficit on revaluation of fixed assets charged to the Group' consolidated income statements and the surplus credited to revaluation reserve recorded under Hong Kong GAAP and the corresponding effect on the depreciation of the revalued assets in the subsequent periods are reversed for U.S.GAAP purposes.

(b) Share-based compensation in the years ended December 31, 2003

     The Group had share-based compensation arrangements in the years ended December 31, 2003. Under Hong Kong GAAP, the Group accounts for shares issued to employees as ordinary share issuance and the difference between the amounts paid by the employees and the par values of the share were recognized as share premium.

     Under U.S.GAAP, the Group accounts for share-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No.25 ("APB No.25"), "Accounting for Share Issued to Employees" and related interpretations thereof. Accordingly, the difference between the estimated fair values of the ordinary shares issued and the issuance prices at the issuance dates in recorded as deferred stock compensation, which is an item in the equity of the Group, and amortized over two years on a straight-line basis over the service period of each individual employee.

     The estimated fair value of the ordinary shares issued to the employees was US$ 2.45 per share, which was based on a valuation report from an independent appraiser dated July 31, 2001 and derived on a non-marketable aggregate minority basis as of February 7, 2001. The directors of the Company believe that the assumption that was used in the valuation report as of February 7, 2001 did not change significantly in the subsequent periods. As at December 31, 2004 the difference between the estimated fair value of the ordinary shares issued and the issuance price at the date has been fully amortized.

(c) Grants of share options in the year ended December 31, 2004 and 2005

     The Group granted share options to directors and employees in the years ended December 31, 2004 and 2005 pursuant to the Company's Stock Option Scheme as set out in Note 35.

     Prior to 1 January 2005, under Hong Kong GAAP, no charge is recorded to the income statement and the proceeds received are recognized as an increase to capital upon the exercise of share options.

     Prior to 1 January 2005, under U.S.GAAP, in accordance with the provisions of SFAS No.148, "Accounting for Stock-Based Compensation-Transition and Disclosure", the Group has selected to apply the disclosure only provisions related employee stock and share purchases and follows the provision of Accounting Principles Board Opinion No.25(APB 25) in accounting for stock options issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period. Since the options exercise price was set to be the share issuance price at the time of initial public offering, there is no expense charged to the income statement.

     In 2005, the Group adopted HKFRS 2 - Share-based payment issued by HKICPA. The Group recognizes the fair value of the share options as an expense over the vesting period in the consolidated income statement, or as an asset if the cost qualifies for recognition as an asset under the Group's accounting policy. A corresponding increase is recognized in a capital reserve within equity. This change in accounting policy has been accounted for retrospectively.

     In 2005, the Group applied the retroactive restatement method under FAS148 and retrospectively restated the prior year financial statements to recognize the share-based compensation to give effect to the fair-value-based method of accounting for all awards granted on a basis consistent with the pro forma disclosures required for those periods by FAS123. Upon the change of accounting policy, the treatment under U.S.GAAP is consistent with that under Hong Kong GAAP upon the changes in accounting policies.

(d)  Convertible preference shares

     Under Hong Kong GAAP, the convertible preference shares and the corresponding share premium are classified as equity while under U.S.GAAP they are presented as balances between liabilities and owners' equity because of the mandatorily redeemable feature of the convertible preference shares. This difference resulted in a reduction of the owners' equity by RMB2,637 million as at December 31, 2003 under U.S.GAAP. The convertible preference shares were converted to ordinary shares in 2004 and therefore the GAAP difference ceased to exist from that date.

(e)  Deferred income tax

     The amounts included in the reconciliation show the income tax effects of the differences between Hong Kong GAAP and U.S.GAAP as described above.

     However, HK GAAP requires recognition of deferred tax asset only to the extent that recovery of the deferred tax assets is probable, whereas US GAAP requires full recognition of deferred tax assets and reduced by appropriate valuation allowance if the recovery is less than 50% likely. Recognition of deferred tax previously not recognized under HK GAAP is presented as a reversal of valuation allowance under US GAAP.

(f)  Goodwill and negative goodwill

     Before 1 January 2005, goodwill on acquisition was included in intangible assets and amortized using the straight-line method over its estimated useful life of no more than twelve years. Negative goodwill is presented in the same balance sheet classification as goodwill and recognized in the income statement over the remaining weighted average useful life of the related fixed assets.

     On 1 January 2005, the Group adopted HKFRS 3 - Business Combination issued by the HKICPA. Goodwill could no longer be amortized and is tested annually for impairment, as well as when there are indications of impairment. If the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated income statement as it arises. According to the transitional provision of HKFRS3, the Group should not retrospectively adjust the financial statements issued in previous years.

     Under U.S.GAAP, goodwill is not amortized but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. When negative goodwill results from an acquisition, the acquirer must reassess whether all acquired assets and assumed liabilities have been identified and properly valued and then allocate negative goodwill to certain acquired non-monetary assets on a pro rata basis as applicable. Any remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain.

     Goodwill was recognized from the acquisition of the 49% equity interest in Asia Netcom on December 31, 2003. Accordingly, the amortization of goodwill of RMB10 million during the year ended December 31, 2004 under Hong Kong GAAP is reversed for U.S.GAAP purpose and credited to the owners' equity.

     After the Listing Reorganization, the value of the fixed assets transferred to China Netcom Group under Hong Kong GAAP was higher than that under U.S.GAAP by RMB166 million for reason of the different treatment as of the negative goodwill from the acquisition of Asia Global Crossing. The negative goodwill of RMB166 million was included in the balance sheet under Hong Kong GAAP while offset against certain fixed assets under U.S.GAAP and the fixed assets had been distributed to owner in accordance with the Reorganization plan. Accordingly, the amount distributed to owner under U.S.GAAP was lower than that under Hong Kong GAAP by RMB166 million.

     On 1 January 2005, the balance of negative goodwill under Hong Kong GAAP was credited directly to the shareholders' equity upon the adoption of HKFRS 3 and the GAAP difference ceased to exist from then.

(g)  Presentation of revenue

     Under Hong Kong GAAP, revenues are presented net of the PRC business taxes and government levies which amounted to RMB2,392 million, RMB2,493 million and RMB2,421 million for the years ended December 31, 2003, 2004 and 2005 respectively.

     Under U.S.GAAP, revenues should be presented gross with these type of taxes classified as a cost of revenue.

(h)  Presentation of depreciation expenses

     Under Hong Kong GAAP, depreciation expense can be excluded from "Network, operations and support" and separately disclosed on the face of income statement.

     Under U.S.GAAP, "Network, operations and support" expenses should include charges for depreciation of property, plant and equipment and amortization of intangible assets. Industry practice adopted by the Chinese telecommunications sector is to present these costs of operations net of depreciations charges. In such circumstance, U.S.GAAP requires such fact to be highlighted on the face of the income statement.

(i) Presentation of amortization of subscriber acquisition costs

     Under Hong Kong GAAP, amortization of capitalized subscriber acquisition costs, being RMB741 million, RMB2,602 million and RMB1,887 million for the years ended December 31, 2003, 2004 and 2005 respectively is classified as selling expenses due to the marketing and promotional nature of the expenditure.

     Under U.S.GAAP, amortization of subscriber acquisition costs needs to be included in the item "Network, operations and support" expense for the Company.

Other U.S.GAAP disclosures

(a)  Related party transaction
     In previous years, under Hong Kong GAAP, transactions with state-controlled enterprises other than China Netcom Group and its affiliates are not required to be disclosed as related party transactions. In addition, government departments and agencies are deemed not to be related parties to the extent that such transactions are in the normal course of business. No exemptions were provided as that under U.S.GAAP.

     In 2005, the Group adopted HKAS 24 - Related Party Disclosures issued by HKICPA in which the related exemption was removed. The GAAP difference ceased to exist by then.

(b)  Comprehensive income
     U.S.GAAP requires that all items that are required to be recognized as components of comprehensive income (including cumulative translation adjustment) be reported in a separate financial statement. There are no material differences between total recognized gains and losses for the periods shown in the Consolidated Statements of Changes in Equity presented under Hong Kong GAAP and U.S.GAAP comprehensive income, except for the differences between Hong Kong GAAP and U.S.GAAP profit attributable to shareholders shown above.

(c)  Recent HK Accounting Pronouncements
     The HKICPA has issued a number of new and revised HKFRSs and HKFRS Interpretations ("HKFRS - Ints"), and HKAS and HKAS Interpretations ("HKAS
     - Ints") as set out in Note 4(x) to the Group's financial statements which are effective for accounting periods beginning on or after January 1, 2006. The Group has not early adopted these new and revised standards and interpretations in the financial statements for the year ended December 31, 2005. The Group has commenced an assessment of the impact of these new and revised standards and interpretations, but is not yet in a position to state whether these new and revised standards and interpretations would have a significant impact on its results of operations and financial position.

(d)  Recent U.S. Accounting Pronouncements
     SFAS No. 123R

     Revised SFAS No. 123 ("SFAS No. 123R") is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and superseded APB 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. SFAS No. 123R is effective as at the beginning of the first interim or annual reporting period that begins after 15 June 2005 for public entities that do not file as small business issuers. The Company is required to adopt SFAS No. 123R in the fiscal year beginning 1 January 2006.

     In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB No. 107") regarding the SEC's interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. SAB No. 107 provides the staff's view regarding the valuation of share-based payment arrangements for public companies. In particular, SAB No. 107 provides guidance related to share-based payment transactions with non-employees, the transition from non public to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first time adoption of SFAS No. 123R, the modification of employee share options prior to the adoption of SFAS No. 123R and disclosure in Management's Discussion and Analysis subsequent to adoption of SFAS No. 123R. The Company does not expect the adoption of SFAS No. 123R and the guidance of SAB No. 107 to have a material impact on the financial condition or operating results of the Company.

     Upon the adoption of retrospective restatement transitional method under SFAS No. 148 in the fiscal year 2005, the Company has retrospectively restated the prior year financial statements to recognize the share-based compensation to give effect to the fair-value-based method of accounting for all awards granted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. Accordingly, the Company does not expect to have significant impact upon the adoption of SFAS No. 123R and SAB No. 107 on the financial statements.

     SFAS No. 151

     SFAS No. 151 amends and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). It requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during the fiscal years beginning after 15 June 2005. The Company is required to adopt SFAS No. 151 in the fiscal year beginning 1 January 2006. The Company considered the effects of adoption SFAS No. 151 does not have material impact on its financial statements.

     SFAS No. 153

     SFAS No. 153 amends APB Opinion No. 29 on Accounting for Non-monetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. It defines a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The Company is required to adopt SFAS No. 153 in the fiscal year beginning 1 January 2006. The Company considered the effects of adoption SFAS No. 153 does not have material impact on its financial statements.

     EITF 05-06

     In June 2005, the Emerging Issues Task Force (EITF) issued EITF 05-06, "Amortization periods for leasehold improvements purchased after lease inception or acquired in a business combination". EITF 05-06 provides guidance on determining amortization periods for leasehold improvements purchased after lease inception or acquired in a business combination. Effective for leasehold improvements (within the scope of this Issue) purchased or acquired in reporting periods beginning after 29 June 2005. The Company is required to adopt EITF 05-06 in the fiscal year beginning 1 January 2006. The Company is in the process of assessing the impact of EITF 05-06.

     SFAS No. 154

     SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. Effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The Company is required to adopt SFAS No. 154 in the fiscal year beginning 1 January 2006. The Company considered the effects of adoption SFAS No. 154 does not have material impact on its financial statements.

     FSP No. FAS 13-1

     In October 2005, FASB Staff Positions (FSP) issued FSP No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Given that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. The rental costs shall be included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after 15 December 2005. The Company is required to adopt FSP No. FAS 13-1 in the fiscal year beginning 1 January 2006. The Company is in the process of assessing the impact of this guidance.

Financial Summary


Selected Consolidated Balance Sheet Data

                                                                    As at December 31,
                                                 2005                 2004                  2003                 2002
                                          RMB million          RMB million           RMB million          RMB million

Fixed assets                                  168,663              166,897               181,638              190,752
Construction in progress                        6,822               10,597                18,049               21,301
Other non-current assets                       12,856               14,468                15,728               12,448
Cash and bank deposits                          4,895               10,633                 7,430                7,899
Other current assets                            9,604               13,822                13,236               12,881

Total assets                                  202,840              216,417               236,081              245,281

Short-term bank loans                          47,341               44,882                47,991               36,590
Accounts payable                               16,719               21,125                20,195               18,934
Other current liabilities                      34,339               40,037                50,164               41,493
Long-term bank and other loans                 18,143               26,052                30,172               40,404
Deferred revenues                              10,925               13,988                17,585               19,744
Other non-current liabilities                  12,363                5,738                16,312               18,345

Total liabilities                             139,830              151,822               182,419              175,510

Minority interests                                 --                   --                     3                    4

Shareholders' equity                           63,010               64,595                53,659               69,767

Total liabilities and shareholders' equity    202,840              216,417               236,081              245,281

Selected Consolidated Cash Flow
  Statement Data


                                                              For the year ended December 31,
                                                 2005                 2004                  2003                 2002
                                          RMB million          RMB million           RMB million          RMB million

Net cash inflow from operating activities      33,557               33,653                30,917               30,012
Net cash outflow from investing activities    (24,608)             (28,702)              (34,875)             (34,219)
Purchase of fixed assets and construction
  in progress, Pepayments for land            (27,562)             (28,256)              (36,450)             (34,186)
Net cash inflow/(outflow) from
  financing activities                        (14,656)              (1,743)                3,595                3,212



Selected Consolidated income Statement Data

                                                                  Year ended December 31,
                                                 2005                 2004                  2003                 2002
                                          RMB million          RMB million           RMB million          RMB million

Revenues                                       87,232               83,494                77,598               70,675
  Domestic telecommunications services         83,977               80,851                76,219               70,103
  Local usage fees                             24,582               24,858                24,685               23,229
  Monthly fees                                 18,261               17,964                16,476               14,987
  Upfront installation fees                     1,442                1,568                 1,267                1,147
  DLD usage fees                               10,260               11,266                11,425               10,947
  ILD usage fees                                1,180                1,234                 1,543                1,478
  Value-added services                          4,000                2,993                 2,095                1,140
  Interconnection fees                          6,517                5,441                 3,763                3,242
  Upfront connection fees                       3,405                4,346                 5,122                5,596
  Broadband service                             7,812                5,202                 2,914                2,468
  Other Internet-related service                  540                1,004                 1,418                  214
  Managed data service                          1,395                1,520                 1,553                1,501
  Leased line income                            2,238                2,095                 2,820                2,805
  Other services                                2,345                1,360                 1,138                1,349
  International telecommunications
    services                                    3,255                2,643                 1,379                  572

Operating expense                             (66,727)             (65,973)              (65,372)             (58,324)
  Depreciation and amortisation               (25,049)             (25,180)              (26,800)             (24,796)
  Network, operations and support             (14,417)             (13,973)              (15,108)             (14,665)
  Staff cost                                  (12,333)             (11,950)              (10,945)              (9,035)
  Selling, general and administrative         (13,438)             (12,877)              (10,322)              (7,927)
  Other operating expense                      (1,490)              (1,993)               (2,197)              (1,901)

Operating profit before interest income,
  dividend income and deficit
  on revaluation of fixed assets               20,505               17,521                12,226               12,351
Interest income                                   157                   87                    95                  110
Dividend income                                    29                   17                    45                   78
Deficit on revaluation of fixed assets             --              (11,318)              (25,778)                  --

Profit/(Loss) from operations                  20,691                6,307               (13,412)              12,539
Financial cost                                 (3,374)              (3,930)               (4,296)              (4,131)
Share of loss of Associated companies              --                   (1)                 (416)                  (1)

Profit/(Loss) before taxation                  17,317                2,376               (18,124)               8,407
Taxation                                       (3,429)                 323                 7,217               (1,789)

Profit/(Loss) after taxation                   13,888                2,699               (10,907)               6,618
Minority interests                                 --                   --                     1                   --

Profit/(Loss) for the year                     13,888                2,699               (10,906)               6,618